SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Index

Page
Analysis of the Result	02
Eletrobrás	10
Subsidiaries’ Financial Statements	21
Itaipu	22
Furnas	27
Chesf	39
Eletronorte	51
Boa Vista Energia	66
Eletronuclear	71
Eletrosul	76
CGTEE	84
Eletropar	90
Results from Distribution Companies	86
Manaus Energia	94
Ceron	102
Eletroacre	107
Ceal	112
Cepisa	117

ELET3, ELET6	XELTO, XELTB

DFS – Capital Management Department
DFSI – Investor Relations Division invest@eletrobras.com.br
www.eletrobras.com

Marketletter – December 2008	Analysis of the Result

ELETROBRÁS’ PERFORMANCE DURING THE FOURTH QUARTER 2008

Eletrobrás registered in 2008 a net income of R$ 6,136.5 million, equivalent to R$ 5.42 per share, 296% higher than in 2007, an Eincome of R$ 1,547.9 million, equivalent to R$ 1.37. The result of 2008 corresponds to a Return on Shareholders’ Equity of 7.2% in comparison to 1.9% the previous year.

In the 4th quarter of 2008 Eletrobrás registered a net income of R$ 3,038.4 million, equivalent to R$ 2.68 per share, whereas in the same period of the previous year the Company registered an income of R$ 1,639.2 million, equivalent to R$ 1.45 per share.

1. Shareholders’ Remuneration

As a result of the income registered in 2008, the Management of Eletrobrás is proposing the payment of record remuneration to shareholders, as interest over own capital, in the amount of R$ 1,715 million, 143% higher than the amount distributed the previous year.

The amount proposed represents R$ 1.48 per common share, R$ 2,17 per preferred share class ”A” and R$ 1.63 per preferred share class “B”. Such values, in relation to the remuneration to shareholders stated in 2007 present a growth of 2.70% in relation to the common shares, 7.9% in relation to the preferred shares Class “b” and 7.4% in relation to preferred shares class “A”.

Considering the closing prices on December 28, 2008, the remuneration proposed represents a “dividend Yield” of 5.7% for the common shares and 6.7% for the preferred shares Class “B”.

Following, stated below are the adjusted net income and the amount of the required minimum dividend, according to applicable legislation, as well as the amount of the remuneration proposed to the shareholders, to be approved by the Stockholders Meeting:

	R$ thousand

	Parent Company

	2008	2007

Net Income in the year	6.136.497	1.547.857
Legal Reserve	(306.825)	(77.393)

Adjusted Net Income	5.829.672	1.470.464

Marketletter – December 2008	Analysis of the Result

Required minimum dividend - 25%	1.457.418	367.616

Remuneration proposed to the shareholders as Interest on Own Capital
Common shares	1.343.855	363.416
Preferred Shares class A	319	297
Preferred shares class B	371.080	339.773

	1.715.254	703.486

Remuneration per share - Reais

	2008	2007

Common shares – 6.4283% of capital (2007 – 1.8714%)	1,48	0,40
Preferred Shares "A"- 9.4118% of capital (2007 – 9.4118%)	2,17	2,02
Preferred Shares "B"- 7.0711% of capital (2007 – 7.0588%)	1,63	1,51
(*) 2007 considers the reverse stock split

2. The Eletrobrás System

2.1 Operations with electric energy

	R$ thousand

	Consolidated

	2008	2007

Distribution	5.695.688	5.884.191
Supply	9.372.059	8.385.288
Transmission	4.334.236	3.403.342
Trade CCEE – short term energy	2.604.620	1.066.798
Relending of ITAIPU energy	5.777.524	6.273.929
Regulatory Asset – Trade Itaipu Energy	3.666.637	590.024

	31.450.764	25.603.572

2.2 Distribution Segment

The distribution companies of the Eletrobrás System showed net income of R$ 53 million, which is 104.52% superior to the amount verified the previous year when a R$ 1,171 million loss was registered.

2.3 Consolidated Financial Statement

The Consolidated Financial Statements showed the following evolution:

Consolidated - R$ Million

4th Quarter				Annual

2008	2007	Variation		2008	2007	Variation

9,700,5	7,328.5	32.4%	Operating Income	30,731,8	24,734,9	24.2%

8,219,7	6,554.2	25.4%	Operating Expenses	24,530,7	21,201,0	15.7%

1,480,8	774.3	91.2%	Income before the Financial Result	6,201,2	3,533,9	75.5%

2,799,2	1,517.8	84.4%	Financial Result	3,383,8	(1,208,7)	378.0%

3,038,4	1,639.2	85.4%	Net Income	6,136,5	1,547,9	296.4%

2,68	1.45	84.8%	Net Income per Share	5,42	1,37	295.6%

28,928,0	26,809.9	7.9%	Market Value	28,928,0	26,809,9	7.9%

15.2%	10.6%	4.6 pp	Operating Margin (%)	20.2%	14.3%	5.9 pp

31.3%	22.4%	8.9 pp	Net Margin (%)	20.0%	6.3%	13.7 pp

Operating Margin = Operating Income / Operating Revenue
Net Margin = Net Income / Operating Revenue
pp = percentage point

2.4 Evolution of Ebitda

The sum of the Ebitdas of our subsidiaries in 2008 totaled R$ 6,233 million, 79% higher than the value earned during the same period of 2007 which was R$ 3,483 million.

According to our generating and transmission companies, Furnas showed a growth of 212%, going from R$ 496 million to R$ 1,546 million. Chesf evolved from R$ 2,071 million to R$ 2,762 million registering a growth of R$ 3.483 million.

Eletronorte, wich supllies the Brazilian isolated system, showed a decrease of 42%, changing from R$ 662 million in 2007 to R$ 387 million in 2008. Eletrosul, which is still operating only as a transmission company, showed, in 2008, an Ebitda of R$ 413 million, 31% higher than the amount of R$ 317 million registered in 2007. Eletronuclear registered an increase of 77%, from R$ 322 million in 2007 to R$ 572 million in 2008, while CGTEE registered a decrease of R$ 280%, from R$ (41) million to R$ (156) million.

Marketletter – December 2008	Analysis of the Result

Relating to the distribution companies, an increase of 308% in the EBITDA total value was verified, from a negative amount of R$ 341 million, in 2007, to a positive total of R$ 711 million, in 2008.

The value of Ebitda verified for each company of the Eletrobrás System is stated after the Financial Statements of each company.

3. Eletrobrás Shareholding Participations

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in 2008 in the amount of R$ 382.8 million, deriving from the evaluation of the shareholding investments, as shown below:

	R$ thousand

	Parent Company		Consolidated

	2008	2007	2008	2007

Investments in controlled companies
Equity Method	(236,157)	1,149,525	-	-
Capital Income - ITAIPU	36,157	39,325	36,157	39,325

	(200,000)	1,188,850	36,157	39,325

Investments in affiliates
Equity Method	464,267	411,725	464,267	411,725
Interest on Own Capital	96,341	109,936	96,341	109,936

	560,608	521,661	560,608	521,661

Other investments
Interest on Own Capital	14,171	16,942	14,171	16,942
Dividends	88,643	88,004	88,643	88,004
Investment remuneration in partnerships	(80,623)	67,832	(34,046)	87,360

	22,191	172,778	68,768	192,306

	382,799	1,883,289	665,533	753,292

4 – Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 16,893 million (US$ 7,229 million) – indexed to foreign currencies, mainly to the US$ dollar, produced a positive effect on the Company’s result in 2008 when it registered a net income of R$ 4,297.1 million deriving from the currency variation. In the previous year it was registered a loss in the amount of R$ 3,000.5 was registered.

Relating to the monetary variations derived from the variation of the internal indices, in 2008, the Company recorded a gain of R$ 528.0 million in 2007, as shown below:

	R$ thousand

	Parent Company		Consolidated

	2008	2007	2008	2007

Financial Revenues (Expenses)
Revenue from Interest, commissions and taxes	3,568,780	4,188,934	1,199,439	1,958,944
Debt Charges	(479,655)	(447,237)	(1,442,159)	(1,433,014)
Charges on shareholders’remuneration	(1,576,023)	(1,353,792)	(1,599,504)	(1,370,808)
Revenues from financial applications	959,344	537,453	1,160,571	868,132
Other revenues (expenses)	30,068	144,973	113,007	1,333,660

	2,502,514	3,070,331	(568,646)	1,356,914
Net monetary and currency variation
Net monetary variation	997,786	528,082	320,223	42,927
Net currency variation	4,297,123	(3,000,510)	3,632,191	(2,608,504)

	5,294,909	(2,472,428)	3,952,414	(2,565,577)

	7,797,423	597,903	3,383,768	(1,208,663)

The main indexes of the financing contracts and of onlendings showed the following variations in the periods:

Marketletter – December 2008	Analysis of the Result

Dollar and IGPM variation

4.1 – Receivable Financing

By the end of 2008, the Company held 784 contracts of loans and financings granted, totaling R$ 42,234,271 thousand (December 31, 2007 – R$ 36,522,430 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ dollar	8,637,294	47.79	20,185,355
IGP-M	4,327,464	23.95	10,113,284
Real	4,736,721	26.21	11,069,717
Yen	261,955	1.45	612,189
EURO	108,569	0.60	253,726

Total	18,072,002	100.00	42,234,271

	Parent Company

	12/31/2008				12/31/2007

	Current		Principal		Current		Principal

	Charges			Charges	Charges			Non-

	Average				Average
	Rate	Value	Current	Current	Rate	Value	Current	Current

Controlled co’s and
controlled as a whole
Furnas	10.00%	8,082	78,073	1,091,846	8.86%	4,779	460,606	530,877
Chesf	11.47%	31,575	440,873	2,988,359	10.74%	43,047	420,273	3,747,908
Eletrosul	7.56%	1,168	77,274	513,719	7.54%	261	2,676	183,629
Eletronorte	13.57%	15,500	231,349	7,342,566	12.83%	117,582	247,051	5,649,475
Ceam		-	-	-	5.75%	443	62,090	541,765
Eletronuclear	12.69%	2,176	64,870	2,835,655	12.26%	6,023	179,138	2,263,506
CGTEE	6.39%	816	-	574,138	0.00%	-	-	-
Manaus	10.49%	-	140,254	589,101	11.11%	89	72,935	604,498
Ceal	12.57%	3,435	39,874	303,656	7.17%	2,784	54,234	227,165
Ceron	11.43%	1,472	53,617	396,735	4.94%	1,264	21,773	354,518
Cepisa	12.03%	984	84,663	348,331	4.73%	406	65,258	278,848
Eletroacre	11.02%	351	9,557	30,161	2.89%	-	7,499	35,680
Itaipu	7.07%	-	60,944	18,355,581	7.07%	-	46,191	14,624,980

		65,559	1,281,348	35,369,848		176,678	1,639,724	29,042,849

Other
Cemig	6.76%	2,457	63,022	403,565	6.76%	2,353	58,020	355,958
Copel	10.21%	429	4,548	67,142	8.33%	2,130	35,855	271,965
CEEE	9.33%	172	66,693	30,085	9.33%	1,174	90,383	54,436
Duke	10.00%	2,375	168,691	439,233	10.00%	3,966	144,026	865,083
AES Tiete	10.00%	4,819	224,659	982,694	10.00%	5,062	183,766	1,104,299
AES Eletropaulo	10.01%	274,406	117,931	-	10.01%	262,048	120,904	8,917
Tractbel	12.00%	707	29,611	41,114	12.00%	1,005	31,909	68,559
Celpe	6.00%	867	17,173	77,957	6.04%	679	16,295	82,851
Cemar	5.09%	1,154	26,352	317,532	7.97%	924	8,157	284,790
Cesp	9.36%	1,165	28,121	235,273	9.44%	1,185	24,106	245,098
Others	-	100,658	331,872	1,572,714	-	63,927	240,682	1,103,298
( - ) PCLD	-	(58,221)	(59,454)	-	-	(38,785)	(41,845)	-

		330,988	1,019,219	4,167,309		305,668	912,258	4,445,254

Total		396,547	2,300,567	39,537,157		482,346	2,551,982	33,488,103

Marketletter – December 2008	Analysis of the Result

	Consolidated

	12/31/2008				12/31/2007

	Current		Principal		Current		Principal

	Charges			Non	Charges			Non-

	Average				Average
	Rate	Value	Current	Current	Rate	Value	Current	Current

Controlled co’s and
controlled as a whole
Furnas	-	-	-	-	-	-	-	-
Chesf	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-
Eletronorte	-	-	-	-	-	-	-	-
Ceam	-	-	-	-	-	-	-	-
Eletronuclear	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
Manaus	-	-	-	-	-	-	-	-
Ceal	-	-	-	-	-	-	-	-
Ceron	-	-	-	-	-	-	-	-
Cepisa	-	-	-	-	-	-	-	-
Eletroacre	-	-	-	-	-	-	-	-
Itaipu	-	-	30,472	9,177,791		-	23,096	7,312,490

		-	30,472	9,177,791		-	23,096	7,312,490

Others
Cemig	6.76%	2,457	63,022	403,565	6,76%	2,353	58,020	284,790
Copel	8.39%	429	4,548	67,142	8,39%	5,062	183,766	1,104,299
CEEE	9.33%	172	66,693	30,085	9,33%	1,174	90,383	54,436
Duke	10.00%	2,375	168,691	439,233	10,00%	3,966	144,026	865,083
AES Tiete	10.00%	4,819	224,659	982,694	10,00%	5,062	183,766	1,104,299
AES Eletropaulo	9.30%	274,406	117,931	-	9,85%	262,048	120,904	8,917
Tractbel	12.00%	707	29,611	41,114	12,00%	1,005	31,909	68,559
Celpe	4.44%	867	17,173	77,957	6,02%	679	16,295	82,851
Cemar	6.07%	1,154	26,352	317,532	6,07%	924	8,157	284,790
Cesp	9.33%	1,165	28,121	235,273	9,32%	1,185	24,106	245,098
Others	-	101,821	443,301	1,695,257	-	64,233	147,577	525,793
( - ) PCLD	-	(58,221)	(59,454)	-	-	(38,785)	(41,845)	-

		332,151	1,130,648	4,289,852		308,906	967,064	4,628,915

Total		332,151	1,161,120	13,467,643		308,906	990,160	11,941,405

The long term installment of loans and financing granted using sectoral as well as own resources, including onlendings, have the following maturities:

	2010	2011	2012	2013	2014	Após 2014	TOTAL

Parent Company	2,976,960	2,781,021	2,595,367	2,501,559	2,434,402	26,247,848	39,537,157
Consolidated	1,014,050	947,306	884,067	852,112	829,237	8,940,871	13,467,643

4.2 – Payable Financing

Eletrobrás ended 2008 with 13 payable contracts amongst loans, financings and bonds, totaling R$ 4,158,11 (December 31, 2007 – R$ 1,716,302 thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ dollar	1,438,416	80.84	3,361,578
Yen	232,070	13.04	542,348
EURO	108,766	6.12	254,186

Total	1,779,252	100.00	4,158,111

Marketletter – December 2008	Analysis of the Result

	Parent Company

	12/31/2008				12/31/2007

	Current		Principal		Current		Principal

	Charges			Non -	Charges			Non-

	Average				Average
	Rate	Value	Current	Current	Rate	Value	Current	Current

Foreign Currency
Financial Institutions
BID	5.32%	5,489	43,482	369,600	5.62%	4,578	32,957	313,091
CAF	4.76%	10,340	-	1,635,900	8.06%	1,934	6,959	184,089
KFW	5.73%	202	31,349	95,514	5.73%	199	24,773	100,540
AMFORP & BEPCO	6.50%	-	128	-	6.50%	-	296	303
Dresdner Bank	6.25%	259	31,349	95,513	6.25%	266	24,772	100,539
Eximbank	2.15%	2,544	56,822	482,981	2.15%	1,721	34,767	330,291
Others		2,510	2,359	585,322	6.40%	366	1,790	16,629

		21,344	165,490	3,264,830		9,064	126,314	1,045,482

Bonds
Bonds - Dresdner Bank	7.75%	5,347	-	701,100	7.75%	4,052	-	531,390

		5,347	-	701,100		4,052	-	531,390

Others
National Treasury - Itaipu		-	-	-		-	-	-

		-	-	-		-	-	-

		26,691	165,490	3,965,930		13,116	126,314	1,576,872

Local Currency
FIDC		-	-	-		-	-	-
Others		-	-	-		-	-	-

		-	-	-		-	-	-

		26,691	165,490	3,965,930		13,116	126.314	1,576,872

	Consolidated

	12/31/2008				12/31/2007

	Current		Principal		Current		Principal

	Charges			Non -	Charges			Non-

	Average				Average
	Rate	Value	Current	Current	Rate	Value	Current	Current

Foreign Currency
Financial Institutions
BID	5.32%	5,489	43,482	369,600	5.62%	4,578	32,957	313,091
CAF	4.76%	10,340	-	1,635,900	8.06%	1,934	6,959	184,089
KFW	5.73%	376	59,698	95,514	5.73%	479	47,610	123,378
AMFORP & BEPCO	6.50%	-	128	-	6.50%	-	296	303
Dresdner Bank	6.25%	331	45,110	95,513	6.25%	382	35,859	111,625
Eximbank	2.15%	2,544	56,823	482,981	2.15%	1,721	34,767	330,291
Others		3,466	19,246	502,328		558	14,858	34,699

		22,546	224,487	3,181,836		9,652	173,306	1,097,476

Bonds
Bonds - Dresdner Bank	7.75%	5,347	-	701,100	7.75%	4,052	-	531,390

		5,347	-	701,100		4,052	-	531,390

Others
National Treasury - Itaipu		5,698	941,908	11,655,965		6,202	667,338	9,179,553

		5,698	941,908	11,655,965		6,202	667,338	9,179,553

		33,591	1,166,395	15,538,901		19,906	840,644	10,808,419

Local Currency
FIDC			224,977	86,930			306,419	277,296
Others		52,114	237,534	2,671,731		35,674	248,172	1,943,353

		52,114	462,511	2,758,661		35,674	554,591	2,220,649

		85,705	1,628,906	18,297,562		55,580	1,395,235	13,029,068

a) The debts are guaranteed by the Government and/or by Eletrobrás.

b) The total debt in foreign currency, including financial charges, corresponds in the parent company to R$ 4,158,112 thousand, equivalent to US$ 1,779,252 thousand and the consolidated debt amounts to R$ 16,738,887 thousand, equivalent to US$ 7,162,553 thousand. The percentage breakdown by currency is presented as follows:

	US$	Euro	Yen

Parent Company	81%	6%	13%
Consolidated	93%	5%	2%

c) The loans and financings are subject to charges, at na average rate in 2008 of 6.40% p.a. and of 7.03% p.a. in 2007.

d) The long-term loans and financing stated in thousand of US$ have the following maturities:

	2010	2011	2012	2013	2014	After 2014	TOTAL

Parent Company	120,731	120,731	193,841	240,325	240,327	781,063	1,697,018
Consolidated	657,827	514,798	648,203	646,627	618,488	4,743,566	7,829,509

5 – Effects on the net income in the year and in stockholders’ equity deriving from new accounting practices and dispositions adopted from this year are shown as below:

Marketletter – December 2008	Analysis of the Result

Law 11,638/2007 of December 28, 2007 and Provisory Measure 449/2008, of December 03, 2008, extended for sixty days from March 15, 2009, by Congress Bill nº 3, dated of March 04, 2009, changed and revoked dispositions of Law 6,404/76, aiming at the future convergence of the Brazilian accounting practices to the international accounting rules. The Committee of Accounting Pronouncement – CPC was created in order to edit the technical accounting pronouncements according to the international rules.

The company adopted for the first time the pronouncements issued by CPC, when applicable, in the organization of the Financial Statements for 2008, with integral and unqualified opinion, reflecting the initial adjustments occurred on January 1st,2008, its transition date, according to Deliberation CVM 565/2008, in the account of accrued gains with no hind effects on the Financial Statements for 2007 here presented, which was realized in accordance with accounting practices adopted in Brazil, valid to December 31, 2007.

	PARENT COMPANY

	2008

	NET	Stockholders’
	INCOME	Equity

Balance according previous accounting practices – Law 6,404/1976	6,408,768	86,126,893

Adjustments deriving from compliance with Law 11,638/2007 and Provisory Measure nº
449/2008:
Parent Company:	7,159	(762,139)

Deferred Expenses with studies and projects	-	(292,579)
Temporary Differences of TI/CSSLDiferenças temporárias de IR/CSSL	-	99,477
Present Value Adjustment (AVP) of the Beneficiary Parts	7,159	(569,037)
Controlled by Equity:	(279,430)	258,654

- AVP – ICMS Credits Permanent Asset	1,239	(4,659)
- AVP – Descomissioning of Nuclear Units	106,296	264,686
- Deferred expenses	(892)	(7,646)
- Temporary Difference of IT/SC	(36,543)	(88,061)
- New companies evaluated by the Equity Method of Accounting	70,618	94,334
- Fiscal Incentives	341,360	-
- Provision for reduction to the recovery value of assets (impairment)	(761,508)	-

Balance according to current accounting practices	6,136,497	85,618,361

6 – Financial Results, for information purposes only, with and without Itaipu Binacional

Bellow, we present, for analysis, the summary of Balance Sheet and the Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The consolidation aims at making clear the influence of the Accounting Statements of Itaipu Binacional in the Consolidated Statement of the Eletrobrás System, taking into account its specifities, not being considered, in any way, as the Consolidated Accounting Statement of the Eletrobrás System.

	R$ thousand
Consolidated Balance Sheet
(for information purposes, only)
	2008

	Without Itaipu	With Itaipu

Assets
Current
Consumers and Resellers	4,286,208	4,341,459
Loans and Financings	1,523,743	1,493,271
Others	19,556,500	19,762,927

	25,366,451	25,597,657

Non-Current
Long-Term
Loans and Financings	22,580,924	13,467,643
Others	12,261,085	12,453,283

	34,842,009	25,920,926

Investments	6,013,715	5,896,865
Property, plant and equipment deferred and intangible	58,567,363	80,638,485

	64,581,078	86,563,350

Total Assets	124,789,538	138,053,932

Liability and Stockholders’ Equity
Current
Loans and Financings	764,989	1,714,610
Suppliers	3,263,717	2,594,567
Others	9,300,650	9,977,839

	13,329,356	14,287,016

Non-Currents
Loans and Financings	6,702,608	18,297,562
Others	18,906,546	19,618,326

	25,609,154	37,915,888

Stockholders’ participation - ANDE	232,667	232,667
Stockholders Equity	85,618,361	85,618,361

	85,851,028	85,851,028

Total Liabilities and Stockholders’ Equity	124,789,538	138,053,932

Marketletter – December 2008	Analysis of the Result

	R$ thousand
Statement of Income
(for information purposes, only)
	2008

	Without Itaipu	With Itaipu

Operating Revenues
Transaction with electric energy	31,285,832	31,450,764
Deductions	(2,176,281)	(2,176,281)
Others	791,867	791,867

	29,901,418	30,066,350

Operating Expenses
Energy purchased for resale	(11,707,884)	(8,832,314)
Depreciation and amortization	(2,339,904)	(2,339,904)
Result to compensate from Itaipu	-	(835,885)
Others	(11,327,052)	(12,522,627)

	(25,374,840)	(24,530,731)

Operating Result Before Financial Result	4,526,578	5,535,619

Financial Result	4,393,502	3,383,768

Result of Corporate Participation	665,533	665,533

Other Expenses and Revenues	(32,951)	(32,258)

Result before SC and IT	9,552,662	9,552,662

SC and IT	(3,226,515)	(3,226,515)
Result before participations	6,326,147	6,326,147

Participation in the Revenue	(176,817)	(176,817)
Minority Participation	(12,833)	(12,833)

Net Income for the Period	6,136,497	6,136,497

Net Income per Share	R$5,42	R$5,42

Marketletter – December 2008	Eletrobrás

	Balance Sheet for the period ended on December 31
		(R$ thousand)

	Parent Company		Consolidated

Assets	2008	2007	2008	2007
		reclassified		reclassified

Current Assets
Cash and banks	10,104,427	5,797,710	13,566,386	8,387,789
Consumers and resellers	1,709,569	1,349,259	4,341,459	4,182,324
Loans and financing	2,697,114	3,034,328	1,493,271	1,299,066
Fuel consumption account - CCC	573,993	337,276	554,748	365,366
Investment remuneration	1,212,966	635,357	261,093	152,468
Renegotiated credits	84,371	112,803	619,871	526,275
Deferred assets	1,418,353	1,773,215	2,081,850	2,480,999
Reimbursement rights	516,766	179,460	516,766	179,460
Debtors	171,165	290,840	377,879	432,539
Stored materials	1,879	2,519	759,963	641,840
Expenses paid in advance	-	-	76,874	90,767
Others	87,306	74,023	947,497	681,909

	18,577,909	13,586,790	25,597,657	19,420,802

Non-Current Assets
Loans and financing	39,537,157	33,488,103	13,467,643	11,941,405
Renegotiated credits	199,646	203,959	2,070,302	1,920,766
Bonds and marketable securities	613,374	1,289,672	617,889	1,293,014
Stored nuclear fuel	-	-	725,142	657,188
Studies and projects	-	292,579	-	312,122
Consumers and resellers	-	-	42,024	179,454
Deferred assets	1,348,168	1,351,862	2,786,948	2,526,213
Collaterals and linked deposits	-	-	165,138	290,256
Fuel consumption account - CCC	572,279	500,512	572,279	500,512
Reimbursement rights	4,312,809	590,025	4,312,809	590,025
Others	73,547	66,426	1,156,724	1,314,571

	46,656,980	37,783,138	25,916,898	21,525,526

Advances for shareholding participation	730,281	2,026,483	4,026	4,027

	47,387,261	39,809,621	25,920,924	21,529,553

Investments	43,682,718	43,062,138	5,896,865	5,193,138
Property, plant and equipment	25,494	28,807	80,262,674	75,262,669
Intangible	53,706	55,558	375,811	474,485
Deferred	-	5,891	-	47,261

	43,761,918	43,152,394	86,535,350	80,977,553

Total Assets	109,727,088	96,548,805	138,053,932	121,927,908

Marketletter – December 2008	Eletrobrás

	Parent Company		Consolidated

Liabilities and Stockholders’ Equityy	2008	2007	2008	2007
		reclassified		reclassified

Current Liabilities
Loans and financing	192,181	139,430	1,714,611	1,450,815
Compulsory loan	85,205	96,709	85,205	96,709
Suppliers	1,676,071	1,269,365	2,594,567	2,476,444
Advances from clients	15,381	202,250	53,159	237,441
Taxes and social contributions	1,363,854	1,092,560	2,075,726	1,955,794
Fuel consumption account - CCC	649,341	515,418	670,482	518,522
Shareholders’ remuneration	1,914,222	881,002	1,948,109	902,915
Credits from the National Treasury	72,236	58,150	72,236	58,150
Estimated obligations	67,835	78,274	550,573	468,148
Reimbursement obligations	923,344	444,225	923,344	444,225
Complementary security fund	-	-	502,699	368,950
Provisions for contingencies	-	-	1,481,709	1,095,852
Research and Development	-	-	269,062	367,101
Regulatory taxes	-	-	708,285	541,968
Others	78,910	33,648	637,249	941,602

	7,038,580	4,811,031	14,287,016	11,924,636

Non-Current Liabilities
Loans and financing	3,965,930	1,576,872	18,297,562	13,029,068
Credits from the National Treasury	2,854,201	726,989	2,854,201	726,989
Supply	-	-	24,282	16,668
Global Reversion Reserve - RGR	7,193,770	6,769,011	7,193,770	6,769,011
Compulsory loan	129,866	202,375	129,866	202,375
Taxes and social contributions	943,882	-	2,713,664	1,690,671
Decommissioning of assets obligation	-	-	266,168	451,017
Anticipated energy sale	-	-	1,018,488	1,056,761
Fuel consumption account - CCC	572,279	500,512	1,432,982	1,431,641
Provisions for contingencies	1,009,514	1,037,192	1,695,556	1,881,291
Complementary pension fund	-	-	1,567,002	1,841,685
Provision for uncovered liability in controlled co’s	353,921	875,777	-	-
Others	46,784	85,810	722,346	629,851

	17,070,147	11,774,538	37,915,887	29,727,028

Non-controlling shareholders’ participation	-	-	232,668	313,008

Stockholders’ Equityy
Social Capital	26,156,567	24,235,829	26,156,567	24,235,829
Capital Reserves	26,048,342	25,907,304	26,048,342	25,907,304
Re-evaluation reserves	196,906	208,109	196,906	208,109
Income reserves	28,900,908	25,800,369	28,900,908	25,800,369
Accrued conversion adjustments	28,285	-	28,285	-

	81,331,008	76,151,611	81,331,008	76,151,611

Advances for capital increase	4,287,353	3,811,625	4,287,353	3,811,625

	85,618,361	79,963,236	85,618,361	79,963,236

Total Liabilities and Stockholders’ Equityy	109,727,088	96,548,805	138,053,932	121,927,908

Marketletter – December 2008	Eletrobrás

Statement of Income for the period ended on December 31 (R$ thousand)

	Parent Company		Consolidated

Operating Revenues	2008	2007	2008	2007
		reclassified		reclassified

Operations of electric energy	10,927,053	7,553,751	31,450,764	25,603,572
(-) Sectorial charges	-	-	(1,191,673)	(1,235,991)
(-) ICMS	-	-	(984,608)	(882,750)
Shareholding participations	382,799	1,883,289	665,533	753,292
Tax incerntives revenues	-	-	343,251	-
Other revenues	-	-	448,616	496,746

	11,309,852	9,437,040	30,731,883	24,734,869

Operating Expenses
Personnel, Material and Services	278,453	318,370	5,439,642	4,918,538
Electric energy purchased for resale	9,572,208	7,151,995	8,832,314	6,420,631
Fuel for production of electric energy	-	-	1,158,856	632,826
Social contributions - PASEP and COFINS	160,551	86,947	1,464,809	1,124,658
Use of electric grid	-	-	1,101,220	976,647
Remuneration and reimbursement	-	-	1,100,777	1,095,234
Depreciation and amortization	6,864	7,016	2,339,904	2,127,479
Operating provisions	303,994	586,483	1,544,091	1,105,122
Result from Itaipu to compensate	-	-	835,885	694,088
Donations and contributions	153,650	126,400	217,913	198,990
Others	150,159	356,712	495,320	1,906,767

	10,625,879	8,633,923	24,530,731	21,200,980

Operating Result before Financial Result	683,973	803,117	6,201,152	3,533,889

Financial Result	7,797,423	597,903	3,383,768	(1,208,663)

Other revenues (expenses)	-	-	(32,258)	-

Operating Result	8,481,396	1,401,020	9,552,662	2,325,226

Non-Operating Result	-	-	-	(41,309)

Result before Social Contribution, Income Tax and Minority Participation	8,481,396	1,401,020	9,552,662	2,283,917

Income tax	(1,700,759)	146,976	(2,362,859)	(415,322)

Social Contribution	(621,140)	17,861	(863,656)	(172,612)

Result before Participations	6,159,497	1,565,857	6,326,147	1,695,983
Income participation	(23,000)	(18,000)	(176,817)	(159,926)

Minority Participation	-	-	(12,833)	11,800

Net income (loss) for the period	6,136,497	1,547,857	6,136,497	1,547,857

Net income (loss) per share	R$5.42	R$1.37	R$5.42	R$1.37

Marketletter – December 2008	Eletrobrás

Cash Flow for the period ended on December 30 (R$ thousand)

	Parent company		Consolidated

		2007		2007
	2008	reclassified	2008	reclassified

Operating Activities

Net income for the period	6,136,497	1,547,857	6,136,497	1,547,857

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	6,864	7,016	2,339,904	2,128,575
Long-term net monetary variations	(4,811,429)	2,536,733	(2,945,187)	3,153,574
Adjustment in investments	(199,702)	(1,455,947)	(162,578)	(306,002)
Regulatory assets	(1,409,637)	(287,746)	(1,410,394)	(287,746)
Long-term provisions	535,906	(938,109)	775,543	(942,233)
Adjustment to present value	(7,159)	-	(113,672)	-
Minority participation result	-	-	176,817	(11,847)
Financial charges applied over stockholders Equityy	1,511,749	1,283,075	1,522,506	1,289,037
Result from Itaipu to compensate	-	-	107,868	(694,088)
Reduction of value of recovered assets	-	-	770,293	-
Sales of assets	-	-	58,160	46,328
Other	302,330	416,886	704,836	112,285

	2,065,419	3,109,765	7,960,593	6,035,740

(Increases) decreases in operating assets
Consumers and resellers	(360,310)	(168,865)	(159,135)	292,647
Loans and financing - principal	251,415	183,695	(170,960)	251,204
Loans and financing - charges	85,799	2,767,053	(23,244)	(308,907)
Fuel consumption account - CCC	(236,717)	280,454	(189,382)	269,600
Investment remuneration	(577,609)	(91,626)	(108,624)	21,987
Bonds and marketable securities	-	-	-	-
Renegotiated credits	28,432	(5,868)	(93,596)	(174,117)
Tax credits	354,862	(559,794)	399,149	(609,681)
Reimbursement right	(337,306)	96,008	(337,306)	(97,802)
Debtors	119,675	(288,562)	54,660	(299,307)
Stored materials	640	(92)	(118,123)	(78,664)
Expenses paid in advance	-	-	15,697	(38,998)
Others	(13,286)	(8,391)	(267,394)	(148,573)

	(684,405)	2,204,012	(998,258)	(920,611)

Increases (decreases) in operating liabilities
Reimbursement obligations	479,119	250,415	479,119	(388,936)
Loans and financing - principal	39,176	(26,902)	233,671	(598,198)
Loans and financing - charges	13,575	(3,636)	30,124	55,580
Compulsory loan	(11,504)	(14,397)	(11,504)	(14,397)
Suppliers	406,706	109,444	118,123	171,208
Anticipated energy sale	(186,869)	99,863	(184,282)	102,532
Taxes and social contributions	271,294	174,077	119,932	431,050
Fuel consumption account - CCC	133,923	(321,460)	151,960	(358,504)
Shareholders’ remuneration	1,033,220	314,505	1,045,195	311,704
Credits from the National Treasury	14,086	7,027	14,086	7,027
Estimated obligations	(10,439)	70,992	82,426	173,483
Complementary security plan	-	-	133,749	23,027
Provisions for contingencies	-	-	385,857	97,841
Regulatory taxes	-	-	(147,670)	317,470
Research and development	-	-	166,317	444,225
Others	45,263	(239,106)	(254,723)	411,259

	2,227,550	420,822	2,362,380	1,186,371

Resources from (applied in) operating activities	3,608,564	5,734,599	9,324,715	6,301,500

Financing Activities
Long-term loans and financing obtained	1,403,383	-	2,002,621	1,503,372
Long-term financing obtained transferred to current	(1,305,028)	(772,109)	(2,369,498)	(2,419,250)
Shareholders remuneration	(1,715,254)	(703,486)	(1,718,778)	(751,127)
Loans and financing -granted	(2,473,197)	(3,413,978)	(740,316)	(1,295,055)
Loans and financing granted - received	4,888,858	3,309,303	1,682,382	4,549,316
Transfers from non-current liabilities to current	244,690	-	1,118,000	(612,594)
Refinancing obtained (transferred from current to non-current liabilities)	-	28,010	102,985	64,438
Refinancing granted (transferred from current to non-current assets)	(2,493,905)	(1,850,465)	(144,469)	(2,236,442)
Compulsory loan and Global Reversion Reserve	950,632	875,571	950,632	875,571
Others	77,849	16,640	(294,109)	(813,468)

Resources from (applied in) financing activities	(421,972)	(2,510,514)	589,450	(1,135,239)

Investment Activities
Acquisition of permanent assets	(23,656)	(8,013)	(4,243,661)	(3,521,642)
Investments	(168,050)	(538,534)	(837,525)	900,294
Dividends received	1,311,831	-	345,618	-

Resources from (applied in) investment activities	1,120,125	(546,547)	(4,735,568)	(2,621,348)

Increase (reduction) in cash and cash equivalent	4,306,717	2,677,538	5,178,597	2,544,913

Cash and cash equivalent – beginning of period	5,797,710	3,120,172	8,387,789	5,842,876
Cash and cash equivalent – end of period	10,104,427	5,797,710	13,566,386	8,387,789

	4,306,717	2,677,538	5,178,597	2,544,913

Marketletter – December 2008	Eletrobrás

Structure of Eletrobrás

Capital structure

As at December 31, 2008 the capital of Eletrobrás had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total

Total	905,023,527%		146,920%		227,186,643%		1,132,357,090%

Federal Gov.	488,656,241	53.99			35,191,714	15.49	523,847,955	46.26
BNDESpar	133,757,950	14.78					133,757,950	11.81
FND	45,621,589	5.04					45,621,589	4.03
FGP	40,000,000	4.42					40,000,000	3.53
Others	196,987,747	21.77	146,920	100.00	191,994,929	84.51	389,129,596	34.37
Under CBLC Custody	196,920,987	21.76	84,505	57.52	149,837,997	65.95	346,843,489	30.63
Residents	64,080,722	7.08	84,472	57.52	43,308,485	19.06	107,389,207	9.48
Non-residents	63,541,398	7.02			73,091,443	32.17	136,632,841	12.07
ADR Prog.	69,298,867	7.66			33,438,069	14.72	102,736,936	9.08
Others

	66,760	0.01	62,415	42.48	42,156,932	18.56	42,286,107	3.74
Residents	39,031		62,388	42.46	42,152,930	18.56	42,254,349	3.74
Non-residents	27,729		27	0.02	4,002	0.00	31,758	0.00

Marketletter – December 2008	Eletrobrás

Eletrobrás Shareholders

Type	12/31/2008	12/31/2007	Variation

Common	4,691	3,992	17.51%
Pref.	16,310	16,444	(0.81%)

Total	21,001	20,436	2.76%

The amount of shareholders increased 2.76% in 2008, in relation to 2007. There was an increase of 17.51% of the common shareholders and a decrease of 0.81% of preferred shareholders.

Eletrobrás non-resident Shareholders

Type	12/31/2008	12/31/2007	Variation

Common	470	288	63.19%
Pref.	386	283	36.40%

Total	856	571	49.91%

Compared to 2007, in 2008 there was an increase of 49,91% of non-resident shareholders. There was an increase of 63.19% of common shareholders and 36.40% of preferred shareholders.

Eletrobrás resident Shareholders

Type	12/31/2008	12/31/2007	Variation

Common	4,221	3,704	13.96%
Pref. B	15,924	16,161	(1.47%)

Total	20,145	19,865	1.41%

Concerning the resident shareholders, in 2008 there was an increase in share participation of 1.41%, as compared to the previous year. There was an increase of common shares participation of 13.96% . The resident shareholders participation decreased by 1.47% .

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During 2008, the maximum price achieved by Eletrobrás’ preferred shares (ELET6) was R$ 27.60, on July 16 and December 08. The lowest price reached was R$ 18.61, on October 27. The preferred shares had a valuation of 11.90% in the period of December 28, 2007 to December 30, 2008, whereas in the closing of these two years Eletrobrás’ prices were R$ 21.62 and R$ 24.18, respectively.

Marketletter – December 2008	Eletrobrás

Trading Performance

São Paulo Stock Exchange

Price		Number of	Number of
(Average		Trades (Average	Shares (Average
monthly price)		daily number)	daily number)

Jan	22.65	1,258.62	1,265,614.29
Feb	24.49	1,275.67	1,237,810.53
Mar	26.13	1,382.00	1,310,840.00
Apr	25.49	1,257.48	1,390,600.00
May	25.06	1,509.75	1,360,830.00
Jun	26.08	1,521.86	1,150,723.81
Jul	25.71	1,454.00	1,187,350.00
Aug	24.93	1,538.29	1,302,614.29
Sep	22.78	2,089.68	1,608,086.36
Oct	21.48	2,230.04	1,665,560.87
Nov	23.50	2,105.11	1,329,136.84
Dec	25.41	2,132.95	1,199,490.00

Eletrobrás’ Common Shares - ELET 3

During the year of 2008, the maximum price recorded by Eletrobrás’ common shares (ELET3) was R$ 31.25, on August 05. The lowest price reached by that type of share was R$ 19.64, on October 27. At the end of the year those shares reached the price of R$ 25.89. Regarding the adjusted price reached in 2007, R$ 23.55 the shares showed a positive variation of 9.9% .

Trading Performance

São Paulo Stock Exchange

Price		Number of	Number of
(Average		Trades (Average	Shares (Average
monthly price)		daily number)	Daily number)

Jan	22.61	945.43	985,809.52
Feb	24.28	1,135.53	1,276,942.11
Mar	26.79	1,283.00	1,258,735.00
Apr	25.81	1,240.81	1,372,719.05
May	25.86	1,271.00	1,315,750.00
Jun	29.59	1,546.67	1,373,771.43
Jul	29.27	1,520.32	1,372,818.18
Aug	29.22	1,574.48	1,495,819.05
Sep	26.84	1,923.59	1,563,818.18
Oct	23.90	2,114.52	1,641,517.39
Nov	25.85	2,080.84	1,290,694.74
Dec	27.42	1,934.25	1,042,390.00

Analysis of Eletrobrás’ shares and Ibovespa

Marketletter – December 2008	Eletrobrás

The table below represents, in index-numbers, the performance of Eletrobrás’ shares and Ibovespa. We can see that in the period of December, 2007 to December, 2008 the Ibovespa had a negative variation of 41.22%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 8.19% and 5.36%, respectively.

	ELET 3	ELET 6	Ibovespa

Dec/07	100.00	10.,00	100.00
Jan/08	91.52	97.08	93.12
Feb	103.93	108.06	99.38
Mar	111.99	109.80	95.43
Apr	104.47	112.42	106.23
May	123.23	117.65	113.63
Jun	123.69	113.51	101.77
Jul	127.04	114.29	93.14
Aug	123.28	109.11	87.16
Sep	118.26	104.79	77.55
Oct	109.69	101.96	58.32
Nov	112.83	106.32	57.28
Dec	108.19	105.36	58.78

ADR Programs

ADR

The Eletrobrás shares were traded in the American over-the-counter-market until October 30. As of October 31, both the common shares (CAIFY) and the preferred ones (CAIGY) began negotiation on the NYSE under the symbol EBR and EBRB, respectively. While the Real had a devaluation in relation to the North-American dollar of 31.94%, the common and the preferred shares had a negative valuation of 13.59% and 17.91%, respectively.

Monthly Variation Table

2008	Common	Preferred	Dolar

Jan	(4.56%)	(1.94%)	(0.62%)
Fev	17.72%	16.60%	(4.37%)
Mar	5.50%	(2.03%)	3.91%
Apr	(5.21%)	7.96%	(3.54%)
May	24.40%	7.05%	(3.43%)
Jun	2.49%	(1.50%)	(2.30%)
Jul	4.31%	1.82%	(1.59%)
Aug	(7.75%)	(9.55%)	4.33%
Sep	(19.61%)	(15.84%)	17.13%
Oct	(15.68%)	(14.12%)	10.50%
Nov	(4.63%)	(4.20%)	10.30%
Dec	(3.03%)	0.95%	0.17%

Accumulated	(13.59%)	(17.91%)	31.94%

ADR - Eletrobrás Preferred Shares

ADRs of preferred shares of Eletrobrás experienced a maximum price on July 16, 2008, closing at US$ 17.25. The minimum price of US$ 7.95 was recorded on October 24. In 2008, this share closed the year priced at US$ 10.59, with a devaluation of 17.91% in comparison to the closing of December, 2007, at US$ 12.90.

	Closing	Nº of ADRs
2008	US$	held by investors

Jan	12.65	27,270,907
Fev	14.75	26,119,891
Mar	14.45	25,074,451
Apr	15.60	25,658,332
May	16.70	26,710,260
Jun	16.45	26,327,026
Jul	16.75	26,935,692
Aug	15.15	25,903,815
Sep	12.75	32,340,334
Oct	10.95	34,603,660
Nov	10.49	34,787,260
Dec	10.59	33,438,069

ADR - Eletrobrás Common Shares

In 2008, ADRs of common shares registered the highest price of US$ 19.60, on August 5. The lowest price registered was of US$ 8.20, on October 24. In 2008, this asset closed the year priced at US$ 11.19 and had a depreciation of 13.59% in comparison to 2007, when it closed the year priced at US$ 12.95.

Marketletter – December 2008	Eletrobrás

	Closing	Nº of ADRs
2008	US$	held by investors

Jan	12.36	89,401,766
Fev	14.55	87,202,216
Mar	15.35	83,735,851
Apr	14.55	82,633,278
May	18.10	83,365,742
Jun	18.55	79,126,707
Jul	19.35	75,167,674
Aug	17.85	73,291,494
Sep	14.35	71,926,917
Oct	12.10	69,932,867
Nov	11.54	69,963,567
Dec	11.19	69,298,867

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The euro had a valuation in comparison with the Real of 24.13% in the year 2008. The common (Xelto) and the preferred shares (Xeltb) had a devaluation, in the same period, of 13.25% and 17.24%, respectively.

Monthly Variation Table

2008	Euro	Xeltb	Xelto

Jan	0.25%	(3.76%)	(9.12%)
Feb	(2.23%)	14.47%	20.43%
Mar	7.97%	(8.22%)	(3.77%)
Apr	(4.54%)	2.95%	(7.22%)
May	(3.80%)	8.92%	23.00%
Jun	(1.13%)	3.41%	8.13%
Jul	(2.49%)	1.13%	3.17%
Aug	(1.80%)	(1.58%)	1.30%
Sep	12.21%	(16.57%)	(19.10%)
Oct	(0.04%)	(1.14%)	(5.04%)
Nov	10.04%	(6.43%)	(5.52%)
Dec	9.31%	(8.10%)	(12.00%)

Accumulated	24.13%	(17.24%)	(13.25%)

XELTB

The preferred shares in the Program ended 2008 at € 7.49, which shows a devaluation of 17.24% . During 2008, the highest price was reached on July 16, at € 11.06. The lowest price was € 6.23, reached on October 08.

	Closing	Nº of
2008	€	Neg

Jan	8.71	52,337
Feb	9.97	39,920
Mar	9.15	727,389
Apr	9.42	49,488
May	10.26	81,890
Jun	10.61	460,145
Jul	10.73	389,279
Aug	10.56	41,070
Sep	8.81	50,171
Oct	8.72	63,750
Nov	8.33	31,423
Dec	7.49	125,564

XELTO

This asset, which represents common shares in the Latibex Program had a 13.25% devaluation in 2008. At the end of 2007 the price reached € 9.21, while in 2008 it reached € 7.99. During 2008 the highest price was € 12.74 reached on August 06. The lowest price occurred on October 24, when it reached € 6.71.

	Closing	Nº of
2008	€	Neg

Jan	8.37	43,782
Feb	10.08	39,102
Mar	9.70	23,970
Apr	9.00	37,474
May	11.07	39,849
Jun	11.97	30,261
July	12.35	35,146
Aug	12.51	24,789

Marketletter – December 2008	Eletrobrás

Sep	10.12	31,054
Oct	9.61	37,683
Nov	9.08	23,089
Dec	7.99	35,848

Corporate Governance

Bovespa’ Corporate Sustainability Index (ISE)

Eletrobrás kept its shares listed in the Bovespa’ Corporate Sustainability Index (ISE) in 2008. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 30 companies, belonging to 12 sectors are listed in ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobrás is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership. Eletrobrás goal, as stated in the strategic Actions Program, approved on March 27, 2009, is to be listed in the Level 2 of Bovespa’s Corporate Governance Program by 2012.

American Depositary Receipts (ADRs) Level 2

These certificates correspond to shares of Brazilian companies traded in the United States. The ADRs can be traded over-the-counter at a stock exchange. Eletrobras, which had its ADRs traded in the American over-the-counter, was recorded in the SEC, the regulator of the capital market in the U.S., allowing thus the trading of its ADRs in the New York Stock Exchange. The first negotiations under the symbol EBR (common) and EBRB (preferred) occurred on Oct 31,2008. The aim of the listing is to improve liquidity, the price of its shares and the disclosure of the company for the investor, as a preparation for future borrowings.

Marketletter – December 2008	Subsidiaries’ Financial Statements

The table below represents the main indices of the Subsidiary Companies in the fourth quarter:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Furnas	5,771.65	5,105.17	913.41	(35.62)	454.52	676.52	1,545.97	496.08	26.79%	9.72%	5,771.65	5,105.17	913.41	(35.62)
Chesf	4,826.30	3,980.75	2,215.37	1,528.58	1,437.29	652.63	2,761.83	2,071.03	57.22%	52.03%	4,826.30	3,980.75	2,215.37	1,528.58
Eletronorte
Parent Co.	3,810.03	3,765.13	234.45	697.00	(2,424.56)	(542.32)	386.78	661.88	10.15%	17.58%	3,810.03	3,765.13	234.45	697.00
Consolidated	3,854.50	4,624.07	191.08	197.56	(2,424.56)	(542.32)	384.10	793.24	9.97%	17.15%	3,854.50	4,624.07	191.08	197.56
Eletronuclear	113.24	109.44	(43.37)	(17.66)	(36.64)	(8.11)	(39.32)	(12.97)	(34.72%)	(11.85%)	113.24	109.44	(43.37)	(17.66)
Eletrosul	1,471.76	1,271.70	386.71	179.66	(282.07)	117.67	572.17	322.30	38.88%	25.34%	1,471.76	1,271.70	386.71	179.66
CGTEE	638.96	549.15	310.27	230.20	268.25	196.94	413.46	316.59	64.71%	57.65%	638.96	549.15	310.27	230.20

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin
	2008	2007	2008	2007	2008		2008	2007	2008	2007

Furnas	5,771.65	5,105.17	913.41	(35.62)	454.52	676.52	1,545.97	496.08	26.79%	9.72%
Chesf	4,826.30	3,980.75	2,215.37	1,528.58	1,437.29	652.63	2,761.83	2,071.03	57.22%	52.03%
Eletronorte
Parent Co.	3,810.03	3,765.13	234.45	697.00	(2,424.56)	(542.32)	386.78	661.88	10.15%	17.58%
Consolidated	3,854.50	4,624.07	191.08	197.56	(2,424.56)	(542.32)	384.10	793.24	9.97%	17.15%
Boa Vista	113.24	109.44	(43.37)	(17.66)	(36.64)	(8.11)	(39.32)	(12.97)	(34.72%)	(11.85%)
Eletronuclear	991.49	810.29	395.02	(528.22)	198.85	(601.71)	500.91	(441.88)	50.52%	(54.53%)
Eletrosul	1,471.76	1,271.70	386.71	179.66	(282.07)	117.67	572.17	322.30	38.88%	25.34%
CGTEE	638.96	549.15	310.27	230.20	268.25	196.94	413.46	316.59	64.71%	57.65%

Marketletter – December 2008	Itaipu

Balance Sheet for the period ended on December 31 (In US$)

Assets	2008	2007

Current Assets
Cash and banks	172,081,961.26	99,529,260.72
Accounts receivable –Contracts of electricity services rendered	762,406,148.96	744,073,727.39
Obligations and loans receivable	743,050.29	274,838.89
Debtors	2,215,803.88	4,314,521.42
Stored materials	6,263,745.97	6,702,047.32
Advancement to personnel	961,964.11	2,265,992.18
Advancement to suppliers	6,275,732.49	2,602,466.66
Disposal of assets in course	280,056.78	582,543.92
Collaterals and linked deposits	1,277,295.92	3,798,400.13

	952,505,759.66	864,143,798.63

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	55,206,856.23	69,747,263.72
Obligations and loans receivable	159,839,017.73	123,866,976.06
Collaterals and linked deposits	4,643,282.97	4,372,301.80

	219,689,156.93	197,986,541.58

Results Account
Results to compensate from previous periods	2,307,020,086.77	3,053,133,543.78
Result for the period	(881,866,942.54)	(746,113,457.01)

	1,425,153,144.23	2,307,020,086.77

Property, plant and equipment
Intangible	17,452,279,138.33	17,520,578,199.35
	10,990,890.94	7,619,852.03

	17,463,270,029.27	17,528,198,051.38

Total Assets

	20,060,618,090.09	20,897,348,478.36

Marketletter – December 2008	Itaipu

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities
Loans and Financing	833,885,922.46	781,579,761.67
Payable charges in course	4,876,158.80	7,003,540.53
Remuneration and reimbursement	444,470,098.80	386,902,254.30
Suppliers	45,984,029.85	37,480,702.28
Pay roll and social obligation	32,277,608.70	34,312,405.09
Estimated obligations	122,268,274.95	93,334,209.04
Other obligations	3,075,794.38	2,397,811.15

	1,486,837,887.94	1,343,010,684.06

Non-Current Liabilities
Loans and financing	17,864,640,017.38	18,701,137,061.40
Estimated obligations	609,140,184.77	753,200,732.90

	18,473,780,202.15	19,454,337,794.30

Stockholders’ Equityy and Capital
Social Capital
Eletrobrás	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00

	100,000,000.00	100,000,000.00

Total Liabilities and Stockholders’ Equityy	20,060,618,090.09	20,897,348,478.36

Marketletter – December 2008	Itaipu

Statement of Income for the period ended on December 31 US$

Operating Revenues	2008	2007

Power supply
Centrais Elétricas Brasileiras S.A. – Eletrobrás	3,044,937,312.18	3,038,854,614.60
Administración Nacional de Eletricidad - ANDE	157,246,487.82	149,020,985.40

	3,202,183,800.00	3,187,875,600.00

Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	101,217,204.11	94,606,753.24

	101,217,204.11	94,606,753.24

Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	97,987,136.10	65,545,007.52
Administración Nacional de Electricidad - ANDE	22,414,867.89	21,010,205.62

	120,402,003.99	86,555,213.14

Total operating revenues	3,423,803,008.10	3,369,037,566.38

Operating Expenses
Remunerations and reimbursements
Capital income	45,272,775.60	42,054,168.00
Reimbursement of charges – administration and supervision	29,432,718.44	27,216,656.87
Reimbursement of charges –addition to guarantee	7,418,139.32	5,499,885.03
Royalties	382,625,338.33	353,816,536.03
Royalties of energy in addition to guarantee	96,435,812.81	71,498,507.29
Remuneration for power granted	101,217,204.11	94,606,753.24
Remuneration of charges – addition to guarantee	16,548,051.86	9,556,820.82

	678,950,040.47	604,249,327.28

Other expenses
Personnel	413,599,826.33	388,473,691.72
Materials and equipments	11,941,923.15	11,163,428.97
Third party services	77,773,852.26	78,600,088.60
Other operating expenses	55,463,009.70	185,483,775.67
Environmental expenses	10,237,048.59	6,805,174.04
Social responsibility program	69,029,295.45	31,013,901.55

	638,044,955.48	701,540,060.55

Total of operating expenses	1,316,994,995.95	1,305,789,387.83

Result of Service	2,106,808,012.15	2,063,248,178.55

Financial Revenues
Income from financial applications	18,497,605.45	5,192,270.37
Arrears on energy bills	54,078.06	107,364.25
Other financial revenues	40,131,186.09	20,205,284.30

	58,682,869.60	25,504,918.92

Financial Expenses
Debt charges	1,275,205,981.76	1,321,012,525.26
Monetary variations	8,807,103.42	20,056,733.90
Charge on remuneration and reimbursement	0.00	94,362.81
Other financial expenses	368,390.96	250,458.66

	1,284,381,476.14	1,341,414,080.63

Financial Result	(1,225,698,606.54)	(1,315,909,161.71)

Operating result	881,109,405.61	747,339,016.84

Non-Operating Revenues (Expenses)
Other Revenues	3,435,659.66	3,053,747.59
Other Expenses	(2,678,122.73)	(4,279,307.42)

Non-operating result	757,536.93	(1,225,559.83)

Net income for the period	881,866,942.54	746,113,457.01

Marketletter – December 2008	Itaipu

Cash Flow for the period ended on December 31 (US$)

Operating Activities	2008	2007

Net income for the period	881,866,942.54	746,113,457.01

Adjustments
Disposal of Assets - sales	1,448,402.60	1,608,293.55
Disposal of assets	322,019.17	(1,254.50)
Monetary Variation on Estimated Obligations	(46,937,549.35)	28,719,036.80
Monetary Variation on Financing and loans	(8,484,795.67)	9,503,774.53
Provisions on Liability
Financial Charges to be Capitalized	1,275,205,981.76	1,321,012,525.26
Estimated Obligations	36,374,310.07	211,789,526.26

Adjusted Income	2,139,795,311.12	2,318,745,358.91

Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	(3,792,014.08)	(123,120,050.71)
Stored Material variation	438,301.35	(382,419.89)
Other Credits variation	(28,674,849.32)	(14,808,639.99)
Remuneration and reimbursement variation	57,567,844.50	17,787,037.69
Suppliers and other variation	9,181,310.80	13,911,571.79
Payment-roll variation	(2,034,796.39)	9,928,427.81
Payment of the Estimated Obligation	(9,012,473.42)	(47,581,544.22)

Net Operating Cash Flow	2,163,468,634.56	2,174,479,741.39

Investment Activities
Property, plant and equipment	(37,876,482.97)	(26,496,245.09)

Balance of the Investment Activities	(37,876,482.97)	(26,496,245.09)

Financing Activities
Loans and financing obtained	7,593,563.24	20,967,751.31
Amortization of the Loans and Financing	(783,299,650.80)	(766,501,000.18)
Payment of interest on Loans and Financing	(1,277,333,363.49)	(1,321,719,357.68)

Balance of the Financing Activities	(2,053,039,451.05)	(2,067,252,606.55)

Total of Cash Effects	72,552,700.54	80,730,889.75

Cash and cash equivalent – beginning of period	99,529,260.72	18,798,370.97
Cash and cash equivalent – end of period	172,081,961.26	99,529,260.72

Marketletter – December 2008	Itaipu

Market Data

Energy generated

	Installed	Guaranteed	Energy generated - MWh

Plant	Capacity - MW	Energy - MW	4th qrt/08	2008

Itaipu Binacional	14,000	8,577	22,999,771	94,684,781

Energy sold

	4th qrt/08		2008

Purchaser	US$ million	MWh	US$ million	MWh

Ande	38.9	2,003,086	157.3	7,760,008
Eletrobrás	761.6	20,900,739	3,044.9	86,584,516

Total	22,907,827.7	117,251,551	94,347,726.2	94,344,524

Losses in generation - %

4th qrt/08	2008

0.42%	0.36%

Average tariff – US$/KW

4th qrt/08	2008

21.99	21.99

Main investments - US$ million

Project	4th qrt/08	2008

Units 9A and 18A	0.2	1.2
Plan for conclusion of works	8.2	13.2
Permanent Asset*	3.8	14.9

	12.2	29.3

Loans and Financing – US$ million

Creditor	Balance on 12/31/08	Due	Currency

Eletrobrás	7,880.4	2014 / 2023	US$
Federal Gov’t	10,349.5	2023	US$
Bco. Brasil-Rescheduled Debt	436.6	2013 / 2023	US$
Fibra	36.9	2023	R$

T O T A L	20.726,4

Contract obligations on 12/31/08– US$ thousand

Short-term

Due: 2009	838,762

T O T A L	838,762

Loans and Financing	2010	2011	2012	2013	2014	After 2014

Long-term	889,828	947,811	1,012,105	1,077,239	1,145,337	12,792,320

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

682	531	262	752	734	294	3,255

Department	Own staff	Others	Total

Field	971	0	971
Administrative	2,265	19	2,284

Total	3,236	19	3,255

Complementary work force – 12/31/08

Other

19

Marketletter – December 2008	Furnas

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	18,208	97,753
Financial applications	312,782	218,505
Consumers, concessionaires and affiliates	696,273	656,057
Loans and financing granted	112,050	54,755
Financed energy credits	203,201	196,171
Stored materials	118,241	87,119
Dividends to receive	10,642	-
Tax credits	293,631	282,196
Taxes and contributions to recover	82,569	104,179
Expenses paid in advance	15,727	12,673
Collaterals and linked deposits	29,381	17,645
Debtors	113,393	80,217
Actuarial assets	181,776	155,714
Others	55,017	63,432

	2,242,891	2,026,416

Non-Current Assets
Loans and financing granted	57,570	147,375
Financed energy credits	947,406	986,374
Collaterals and linked deposits	193,938	219,878
Expenses paid in advance	1,772	3,298
Actuarial assets	749,270	845,509
Others	139,648	103,489

	2,136,680	2,354,090

Investments	1,137,456	757,949
Property, plant and equipment	14,757,465	14,336,013
(-) Collateral concession obligation	(112,540)	(112,540)
Intagible	215,887	202,546
Deferred	-	56

	15,998,268	15,184,024

	18,134,948	17,538,114

Total Assets

	20,377,839	19,564,530

Marketletter – December 2008	Furnas

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities
Suppliers	556,769	653,842
Charges on loans and financing	43,885	26,474
Loans and financing	229,884	520,217
Other funding obtained from third parties	224,977	306,419
Complementary pension fund	181,776	155,714
Taxes and social contributions	163,403	243,052
Estimated obligations	70,040	61,766
Research and development	54,353	106,652
Provisions for risk with fiscal, labor and civil actions	410,247	230,179
Shareholders remuneration	253,720	165,891
Income participation	70,717	61,681
Creditors	81,263	146,652
Others	120,553	95,432

	2,461,587	2,773,971

Non-Current Liabilities
Loans and financing	2,277,514	1,043,891
Other funding obtained from third parties	86,930	277,296
Complementary pension fund	749,270	845,509
Taxes and social contributions	1,032,452	1,122,136
Creditors	-	70,017
Others	1	2

	4,146,167	3,358,851

Stockholders’ Equityy
Capital	6,000,000	3,194,000
Capital Reserves	5,690,383	5,700,817
Income Reserves	1,960,006	2,162,935
Accrued income	-	2,342,802

	13,650,389	13,400,554

Resources for capital increase	31,154	31,154

	13,681,543	13,431,708

	17,827,710	16,790,559

Total Liabilities and Stockholders’ Equityy	20,289,297	19,564,530

Marketletter – December 2008	Furnas

Statement of Income for the period ended on December 31

(R$ thousand)

	Generation		Transmission		Comercialization		Total

	2008	2007	2008	2007	2008	2007	2008	2007
Operating Revenue
Supply of electric energy	-	-	-	-	255,703	188,106	255,703	188,106
Gross supply of electric energy	2,750,796	2,566,059	-	-	1,264,518	1,201,047	4,015,314	3,767,106
Short-term energy	-	-	-	-	58,076	14,869	58,076	14,869
Use of electric grid	-	-	1,959,253	1,574,755	-	-	1,959,253	1,574,755
Other revenues	12,375	9,471	13,036	8,699	134	87	25,545	18,257

	2,763,171	2,575,530	1,972,289	1,583,454	1,578,431	1,404,109	6,313,891	5,563,093

Deductions to Operating Revenue
Taxes and contributions on revenue	271,760	219,663	69,380	42,357	(35,406)	(51,617)	305,734	210,403
Global Reversion Reserve	76,846	72,387	50,594	38,248	45,681	40,810	173,121	151,445
Research and development	23,550	31,191	18,595	21,637	15,574	18,233	57,719	71,061
Other consumer charges	5,670	25,011	-	-	-	-	5,670	25,011

	377,826	348,252	138,569	102,242	25,849	7,426	542,244	457,920

Net operating revenues	2,385,345	2,227,278	1,833,720	1,481,212	1,552,582	1,396,683	5,771,647	5,105,173
Electric Energy service cost
Electric Energy cost
Electric Energy purchased for resale	-	-	-	-	2,135,806	2,248,291	2,135,806	2,248,291
Charge on the use of Electric grid	398,466	377,698	-	-	-	-	398,466	377,698
Operation costs
Personnel	222,000	198,630	394,045	383,397	22,944	10,465	638,989	592,492
Material	22,856	19,123	29,784	27,954	564	205	53,204	47,282
Third party services	197,582	166,515	272,848	262,543	14,172	5,597	484,602	434,655
Fuel and water for production of electric energy	131,788	13,148	-	-	-	-	131,788	13,148
Financial compensation for the use of hydro resources	152,953	159,404	-	-	-	-	152,953	159,404
Depreciation and amortization	223,456	182,555	354,069	348,868	657	280	578,182	531,703
Supervision tax for electric energy services	6,073	4,808	8,253	8,995	42	43	14,368	13,846
Taxes	2,129	2,988	3,095	4,751	2,131	87	7,355	7,826

	1,357,303	1,124,869	1,062,094	1,036,508	2,176,316	2,264,968	4,595,713	4,426,345

Gross operating (loss) result	1.028.042	1,102,409	771,626	444,704	(623,734)	(868,285)	1,175,934	678,828

Operating expenses
Provision for contingencies	26.978	39,574	14,147	16,033	61,847	4,393	102,972	60,000
Provision for credits of questionable liquidation	-	5,561	-	9,870	15,276	370,078	15,276	385,509
Provision for credits of questionable liquidation - reversion	-	-	-	-	(152,214)	-	(152,214)	-
Write-off of non accomplished credits	-	-	-	-	150,605	127,465	150,605	127,465
Other expenses	17.104	42,733	63,545	96,359	65,235	2,385	145,884	141,477

	44.082	87,868	77,692	122,262	140,749	504,321	262,523	714,451

Service Result	983.960	1,014,541	693,934	322,442	(764,483)	(1,372,606)	913,411	(35,623)

Other revenues / expenses	7.232	-	(771)	-	(209)	-	6,252	-

Result on the Equityy Method	54.376	-	-	-	-	-	54,376	-

Financing Revenue (expense)
Income from financial applications	22.963	15,647	38,860	27,005	4,759	4,071	66,582	46,723
Charges on loans and financing	(61,468)	(32,317)	(110,969)	(58,924)	(14,152)	(21,467)	(186,589)	(112,708)
Financing charges on other obligations	(51,688)	(43,452)	(88,054)	(76,006)	(41,668)	30,834	(181,410)	(88,624)
Monetary variation and arrears – energy sold	-	-	1,667	1,558	3,446	3,747	5,113	5,305
Right to generator reimbursement – monetary updating	-	-	-	-	22,731	41,052	22,731	41,052
Monetary variation and arrears – energy purchased	-	-	-	-	(70)	44	(70)	44
Monetary and interest variation – Financed energy credits	-	-	9,628	8,853	244,028	191,235	253,656	200,088
Currency and monetary variation – financing and loans	-	656	(167,774)	51,323	(50,027)	(87,792)	(217,801)	(35,813)
Currency and monetary variation on loans granted	8,520	4,255	15,285	8,578	10,798	17,976	34,603	30,809
Monetary variation on contingencies	(992)	(607)	(3,119)	(1,062)	(208)	(24)	(4,319)	(1,693)
Actuarial liabilities adjustment	(23,533)	335,662	(45,423)	647,895	(1,240)	17,685	(70,196)	1,001,242
Others	3,103	(16,815)	(37,156)	(15,424)	(6,646)	1,547	(40,699)	(30,692)

	(103,095)	263,029	(387,055)	593,796	171,751	198,908	(318,399)	1,055,733

Operating result	942.473	1,277,570	306,108	916,238	(592,941)	(1,173,698)	655,640	1,020,110

Non operating revenues	-	3,400	-	1,594	-	43	-	5,037
Non operating expenses	-	(8,124)	-	(2,000)	-	(232)	-	(10,356)

Non operating result	-	(4,724)	-	(406)	-	(189)	-	(5,319)

Result before Taxes	942.473	1,272,846	306,108	915,832	(592,941)	(1,173,887)	655,640	1,014,791

Social Contribution	(80,631)	(111,959)	(26,018)	(79,537)	70,982	117,386	(35,667)	(74,110)
Income tax	(219,893)	(307,735)	(72,263)	(220,929)	197,180	326,081	(94,976)	(202,583)

Result before income participation and own capital	641,949	853,152	207,827	615,366	(324,779)	(730,420)	524,997	738,098
interest

Income participation	(23,736)	(20,588)	(44,157)	(39,891)	(2,586)	(1,095)	(70,479)	(61,574)

Net Result for the period	618,213	832,564	163,670	575,475	(327,365)	(731,515)	454,518	676,524

Net result per thousands shares – R$	9.51	12.81	2.52	8.85	(5.04)	(11.25)	6.99	10.41

Marketletter – December 2008	Furnas

Cash Flow for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Activities

Net income for the period	454,518	676,524

Expenses (revenues) not affecting net working capital
Depreciation and amortization	578,182	531,703
Long-term monetary and currency variation	135,826	(15,000)
Interest on special installment – PAES	29,923	(29,391)
Complimentary pension adjust - FRG	(75,707)	(505,087)
Equityy Method	(113,847)	-
Law nº 11.638/2007 adjustment	59,471	-
Provision reversal ajusted to market value	(9,497)	-
Regulatory liabilities - transmission	-	116,627

	604,351	98,852

Variation in current assets
Consumers, concessionaires and affiliates	(40,216)	537,170
Stored materials	(31,122)	(14,168)
Taxes and contributions to compensate	10,175	(30,605)
Loans granted	(64,325)	14,040
Other operating assets	(50,193)	63,464

	(175,681)	569,901

Variation in current liabilities
Suppliers	(97,073)	26,467
Payment-roll	14,733	3,563
Taxes and social contributions	(81,453)	1,366
Creditors	(65,389)	733
Research & development	36,243	19,545
Provision for contingencies	180,068	59,166
Consumer charges	21,747	(25,404)
Other operating liabilities	25,166	1,375

	34,042	86,811

	917,230	1,432,088

Investment Activities
Applications in property, plant and equipment	(1,123,961)	(825,327)
In research & development	(14,757)	(13,995)
Resources for capital increase	(308,489)	(369,055)
Others	(71,486)	(59,952)

	(1,518,693)	(1,268,329)

Financing Activities
Long-term loans and financing obtained	546,083	543,052
Other funding from third parties	(81,442)	(227,853)
Non-current liabilities transferred to current	465,715	-
Current assets transferred to non-current assets	(644,832)	(791,321)
Refinancing of credits	340,859	330,992
Shareholders remuneration	(165,891)	(90,991)
Others	155,703	107,258

	616,195	(128,863)

Total of cash effects	14,732	34,896

Cash and cash equivalent – beginning of period	316,258	281,362
Cash and cash equivalent – end of period	330,990	316,258

Cash variation	14,732	34,896

Marketletter – December 2008	Furnas

R$ million

EBITDA		EBITDA Margin

2008	2007	2008	2007

1,545.97	496.08	26.79%	9.72%

Market Data

Energy generated

Plant	Installed Capacity - MW	Property of Installations (%)	Guaranteed Energy - MW	Energy generated - MWh		Beginning of Operation	End of Concession

				th 4 qrt/08	2008

Hydroelectric

Integral Participation

Furnas	1,216	598	1,290,941	5,157,418	03/1963	07/07/2015	1,216
Luis Carlos Barreto	1,050	495	947,494	4,068,821	01/1969	07/07/2015	1,050
(Estreito)
Mascarenhas de Moraes	476	295	676,133	2,891,079	04/1956	31/10/2023	476
Porto Colômbia	320	185	466,180	2,059,262	03/1973	16/03/2017	320
Marimbondo	1,440	726	1,234,739	6,784,942	04/1975	07/03/2017	1,440
Itumbiara	2,082	1,015	1,650,071	8,410,304	02/1980	26/02/2020	2,082
Funil	216	121	221,341	932,187	04/1969	07/07/2015	216
Corumbá I	375	209	293,867	1,921,916	04/1997	29/11/2014	375

Shared participation

Partnership
Serra da Mesa*	1,275	671	1,418,269	4,869,612	04/1998	07/05/2011	1,275
Manso*	212	92	174,786	859,446	10/2000	09/02/2035	212
8. SPC
Peixe Angical*	452	271	688,533	2,316,933	06/2006	06/11/2036	452

Thermal

Integral Participation

Santa Cruz	932	496	0	136.845	03/1967	07/07/2015	932
Roberto Silveira	30	21	0	37.696	04/1968	Extention of	30
(Campos)						period
						required
São Gonçalo (out of	-	-	-	-		Extention of	-
operation)						period
						required

* The information refers to the project total, not considering Furnas participation in the ownership of said installations: HEU Serra da Mesa (48.46%) and Manso (70%). In the case of HEU Peixe Angical, even though Furnas owns 40% of the installation, the energy generated belongs soley t the SPC Enerpeixe SA

Electric energy purchased for resale

	4rd qrt/08	2008

GWh	4,508	15,959
R$ million	521	1,913

Energy sold

Sales Model	4th qrt/08		2008

	R$ million	MWh	R$ million	MWh

Through auction	956	12,477,774	3,597	48,114,345
Through free market agreements or bilateral contracts	147	1,762,598	618	6,949,705

Total	1,103	14,240,372	4,215	55,064,050

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric unit	Quantity	Value R$ million	Quantity	Value R$ million

Special Diesel Oil *	liters	0	0	41,560.333	89.28

B1 Oil**	tons	0	0	12,066	18.33

Metropolitan Diesel Oil***	liters	0	0	168,296	0.282

* Used at the Santa Cruz TEU, units TG11 and TG21. ** Used at the Roberto da Silveira TEU (Campos). *** Used for starting the generation units of Roberto da Silveira TEU(Campos).

Losses in generation - %

4th qrt/08	2008

Marketletter – December 2008	Furnas

3	3

Losses in transmission - %

4th qrt/08	2008

3	3

Extension of transmission lines (km) – 12/31/08

Concession Area	Obs.	Extension (km)	Operation	Operation	End of concession

Foz do Iguaçu - Ivaiporã I		322.00	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã II		323.00	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã III		331.00	765	21.03.99	07.07.2015
Itaberá - Ivaiporã I		265.00	765	01.08.89	07.07.2015
Itaberá - Ivaiporã II		264.00	765	14.10.82	07.07.2015
Itaberá - Ivaiporã III		272.00	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto I		305.00	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto II		304.00	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto III		312.00	765	01.05.01	07.07.2015

Subtotal - 765 kV		2,698.00

Foz do Iguaçu - Ibiúna Bi-Polo I		792.00	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bi-Polo II		820.00	600	15.08.87	07.07.2015

Subtotal - 600 kV		1,612.00

Adrianópolis - C. Paulista I		171.00	500	13.02.74	07.07.2015
Adrianópolis - C. Paulista II		171.00	500	12.12.79	07.07.2015
Adrianópolis - C. Paulista III		177.50	500	20.05.04	07.07.2015
Adrianópolis - Grajaú		55.00	500	15.12.77	07.07.2015
Adrianópolis - São José		33.00	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista		103.00	500	04.06.77	07.07.2015
Angra - Grajaú (1º trecho)		155.00	500	21.12.98	07.07.2015
Angra - São José (1º trecho)		133.00	500	21.12.98	07.07.2015
Araraquara - Campinas		171.00	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas		176.00	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas		223.00	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	B	53.00	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté		83.00	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.00	500	17.11.88	07.07.2015
Campinas - Ibiuna	A	112.00	500	10.03.03	07.07.2015
Gurupi - Miracema		255.00	500	02.03.99	07.07.2015
Itumbiara - São Simão		166.00	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha		172.00	500	05.08.79	07.07.2015
Marimbondo - Araraquara I		195.00	500	16.04.76	07.07.2015
Marimbondo - Araraquara II		194.00	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	B	139.00	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi		256.00	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia I		249.00	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia II		248.50	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté		13.00	500	29.03.84	07.07.2015
LT Ibiúna Bateias Circ. I		332.00	500	22.03.03	08.05.2031
LT Ibiúna Bateias Circ. II		332.00	500	22.03.03	08.05.2031

Subtotal - 500 kV		4,549.00

Adrianópolis - Itutinga I		199.00	345	10.03.68	07.07.2015
Adrianópolis - Itutinga II		199.00	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá I		38.00	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá II		38.00	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	C	177.00	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	D	177.00	345	16.09.02	07.07.2015
Bandeirantes - Samambaia 1		157.00	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2		155.00	345	08.02.99	07.07.2015
Campinas - Guarulhos		88.00	345	20.02.03	07.07.2015
Campinas - Poços de Caldas		126.00	345	03.10.72	07.07.2015
Campos - Macaé 1	C	89.00	345	18.11.01	07.07.2015

Marketletter – December 2008	Furnas

Concession Area	Obs.	Extension (km)	Operation	Operation	End of concession

Campos - Macaé 2	D	89.00	345	16.09.02	07.07.2015
Campos - Vitória I (trocou de nome)	E		345	28.10.77	07.07.2015
Campos - Viana	E	199.00	345	19.12.05	07.07.2015
Viana - Vitória	E	26.00	345	19.12.05	07.07.2015
Campos - Vitória II (trocou de nome)	F		345	08.09.78	07.07.2015
Campos - Vitória	F	224.00	345	08.09.78	07.07.2015
Corumbá - Brasília Sul		254.00	345	02.03.97	07.07.2015
Corumbá - Itumbiara		79.00	345	02.03.97	07.07.2015
Furnas - Itutinga I		198.00	345	10.03.68	07.07.2015
Furnas - Itutinga II		199.00	345	15.12.69	07.07.2015
Furnas - Luiz Carlos Barreto		132.00	345	28.02.70	07.07.2015
Furnas - Masc. de Moraes		104.00	345	15.05.68	07.07.2015
Furnas - Pimenta		66.00	345	15.03.67	07.07.2015
Furnas - Poços de Caldas I		131.00	345	03.09.63	07.07.2015
Furnas - Poços de Caldas II		131.00	345	13.04.65	07.07.2015
Guarulhos - Ibiúna I		75.00	345	28.06.90	07.07.2015
Guarulhos - Ibiúna II		75.00	345	04.07.90	07.07.2015
Guarulhos - Nordeste		30.00	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas I		182.00	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas II		184.00	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto I		97.00	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto II		97.00	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes I		180.00	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes II		180.00	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia		201.00	345	16.06.73	07.07.2015
L.C.Barreto - Masc. de Moraes		32.00	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas I		198.00	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas II		197.00	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande		112.00	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia		77.00	345	25.10.75	07.07.2015
Mogi - Nordeste		20.00	345	15.03.64	07.07.2015
Mogi - Poços de Caldas		204.00	345	15.02.71	07.07.2015
Ouro Preto - Vitória		383.00	345	25.03.05	07.07.2015
Pimenta - Barreiro		198.00	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande		45.00	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1		12.50	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2		15.00	345	08.02.99	07.07.2015
Macaé - Campos (futura LT)	G		345
Tijuco Preto - Itapeti I (futura LT)	G		345
Tijuco Preto - Itapeti II (futura LT)	G		345
Itapeti - Nordeste I (futura LT)	G		345

Subtotal - 345 kV		6,069.50

Barro Alto - Niquelândia		87.00	230	13.10.99	07.07.2015
Brasília Geral - Xavantes (trocou de nome)	H		230	04.09.73	07.07.2015
Brasília Geral - Brasília Sul 2	H	13.00	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	H	107.00	230	09.09.07	07.07.2015
Pirineus - Xavantes	H	40.00	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul (trocou de nome)	I		230	28.10.72	07.07.2015
Brasília Geral - Brasília Sul 1	I	13.00	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto		132.00	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.00	230	19.10.73	07.07.2015
Itumbiara - Rio Verde I (1º trecho)		208.00	230	12.01.86	07.07.2015
Itumbiara - Rio Verde II		202.00	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe (trocou de nome)	J		230	28.02.94	07.07.2015
Rio Verde - Barra do Peixe 2	J	240.00	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis 1 (trocou de nome)	K		230	04.11.82	07.07.2015
Rio Verde - Rondonópolis	K	257.00	230	04.11.82	07.07.2015
Rio Verde - Rondonópolis 2 (trocou de nome)	L		230	01.11.87	07.07.2015
Rio Verde - Barra do Peixe 1	L	240.00	230	01.11.87	07.07.2015
Rio Verde (FURNAS) - Cachoeira Dourada 1		175.00	230	20.12.86	07.07.2015

Marketletter – December 2008	Furnas

Concession Area	Obs.	Extension (km)	Operation	Operation	End of concession

Serra da Mesa - Niquelândia		105.00	230	13.10.99	07.07.2015
Xavantes - Bandeirantes II		20.00	230	04.09.73	07.07.2015
Manso - Nobres		66.00	230	01.05.98	07.07.2015

Subtotal - 230 kV		1,949.00

Adrianópolis - Cepel I		1.50	138	27.04.81	07.07.2015
Adrianópolis - Cepel II		1.50	138	05.04.81	07.07.2015
Adrianópolis - Magé I		48.00	138	24.04.73	07.07.2015
Adrianópolis - Magé II		48.00	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1		19.50	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2		20.00	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3		20.00	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.50	138	03.05.75	07.07.2015
Angra - Angra (CERJ)		34.00	138	14.04.71	07.07.2015
Angra - Jacuacanga		34.00	138	30.10.77	07.07.2015
Angra - Santa Cruz		96.00	138	04.10.77	07.07.2015
C. Paulista - Volta Redonda		105.00	138	11.06.87	07.07.2015
Campos - C. Itapemirim I		106.00	138	15.02.73	07.07.2015
Campos - C. Itapemirim II		106.00	138	13.02.73	07.07.2015
Campos - Rocha Leão I		110.00	138	10.02.73	07.07.2015
Campos - Rocha Leão II		110.00	138	08.08.73	07.07.2015
Funil - Cachoeira Paulista		49.00	138	06.11.86	07.07.2015
Funil - Volta Redonda		56.00	138	11.06.87	07.07.2015
Jacarepaguá - Ari Franco		10.00	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos		24.00	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto		16.00	138	24.09.73	07.07.2015
Jacarepaguá - Palmares		28.00	138	24.11.72	07.07.2015
Jacarepaguá - Zin		33.00	138	24.11.72	07.07.2015
Jacuecanga - Brisamar		44.00	138	30.10.77	07.07.2015
Muriqui - Angra (CERJ)		36.00	138	14.04.71	07.07.2015
Muriqui - Brisamar		20.00	138	14.04.71	07.07.2015
Palmares - Mato Alto		13.00	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.00	138	01.01.77	07.07.2015
Rio Verde - Cach. Dourada 2		174.00	138	17.08,77	07.07.2015
Rocha Leão - Magé I		108.00	138	24.01.73	07.07.2015
Rocha Leão - Magé II		108.00	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.00	138	15.12.67	07.07.2015
Santa Cruz - ZIN - Cosmos		17.00	138	15.12.67	07.07.2015
Santa Cruz - Brisamar I		20.00	138	30.10.77	07.07.2015
Santa Cruz - Brisamar II		13.00	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá		38.00	138	17.10.72	07.07.2015
Santa Cruz - Palmares I		14.00	138	24.11.72	07.07.2015
Santa Cruz - Palmares II		14.00	138	24.09.73	07.07.2015
Santa Cruz - Zin		5.00	138	24.11.72	07.07.2015
São José - Imbariê 1		18.00	138	19.12.98	07.07.2015
São José - Imbariê 2		18.00	138	20.12.98	07.07.2015
São José - Magé I		46.00	138	17.06.01	07.07.2015
São José - Magé II		46.00	138	17.06.01	07.07.2015
Usina de Campos - Campos I		1.00	138	16.07.77	07.07.2015
Usina de Campos - Campos II		1.00	138	24.07.87	07.07.2015
Manso - Nobres		70.00	138	01.04.98	07.07.2015

Subtotal - 138 kV		2,204.00

Eletrodo de Terra - Foz do Iguaçu I		16.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu I		15.00	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna I		67.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna II		67.00	25	15.08.87	07.07.2015

Subtotal - 25 kV		165.00

L.C.Barreto - Mascarenhas de Moraes		31.00	14	15.03.69	07.07.2015

Total		19,277.50

Observations:

Marketletter – December 2008	Furnas

A – The transmission line was operative from Aug.25, 1997 to Feb.20, 2003, in 345 KV connected to Guarulhos, named Campinas-Guarulhos-Ibiúna Transmission Line. It returned to its original configuration on March 10, 2003
B – Old Cachoeira Paulista – Poços de Caldas Transmission Line, energized originally on Feb. 13, 1974. It was split in Itajubá on July 21, 2002.
C - Old TL Adrianópolis - Campos 1, energized originally on 10/20/77. It was split in Itajubá on 18/11/01.
D - Old TL Adrianópolis - Campos 2, energized originally on 12/03/79. It was split in Itajubá on 09/16/02.
E - Old TL Campos - Vitória 1, energized originally on 10/28/77. It was split in Viana on12/19/05.
F - Old TL Campos - Vitória 2, energized originally on 09/08/78, on 12/19/05 it changed names due to a split in the Campos - Vitória 1 TL.
G – TL was not operative on 07/28/2008.
H – TL originally energized on 09/04/73, split in Pirineus and Brasília Sul, on 11/26/06 and 09/09/2007, respectively.
I - Old TL Brasília Geral - Brasília Sul, energized originally 10.28.72, it changed names as of 09/09/07, due to a split in Brasília Geral - Xavantes.
J – Old TL Rio Verde - Barra do Peixe, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2007, changed names.
K – Old TL Rio Verde - Rondonópolis 1, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2007, changed names.
L - Old TL Rio Verde - Rondonópolis 2, which was split in Barra do Peixe, in 2007, changing name.
M – Old TL Cachoeira Paulista-Volta Redonda, was called Cachoeira Paulista-Volta Redonda 2, on Nov 02,2008 after disconnection from Funil from the LT’s Cachoeira Paulista and Funil-Volta Redonda
N – Old TL’s Funil-Cachoeira Paulista and Funil-Volta Redonda were disconnected from Funil on Nov 02, 2008 and was named Cachoeira Paulista TL-Volta Redonda 1.

Average tariff – R$/MWh

4th qrt/08	2008

77.45	76.54

Main investments - R$ million

Project	Accomplished	Budgeted

Transmission	187.6	246.9

Installation of Transmission Line Macaé (RJ) - Campos (RJ)	5.7	22.4
Installation of Transmission Line Tijuco Preto-Itapeti- Nordeste	14.5	20.5
Reinforcement of Transmission System RJ and ES	61.5	85
Reinforcement of Transmission System SP and MG	81.8	86.9
Reinforcement of Transmission System GO - MT - DF	24.3	32.2

Generation	735.3	873.5

Installation of Combined Cycle TPU Santa Cruz (RJ)	2.8	4.3
Installation of HPU Batalha (Paulista)	95.8	190.7
Installation of HPU Simplício and SHU Anta	491.2	527.3
Modernization of HPU Furnas (MG)	61.4	63.8
Modernization of HPU Mascarenhas de Moraes (MG)	10.9	11.9
Modernization of HPU Luiz Carlos Barreto (MG)	73.2	75.7

Others	74.2	130.9

Property. plant / Vehicle / Equipment	20.0	30.5
Information tecnology	36.5	67.8
Environmental preservation	17.9	32.8

Total	997.1	1,251.3

* Aproved by Law nº 11.647/2008.

New owner investments – Generation

Project	State/ Venue	Total investment (R$ million)	Installed Capacity (MW)	Assured Energy (MW Médios)	Operation	End of concession

HPU Batalha implantation*	MG/GO	740.0	52.5	48.8	Estimate	14.08.2041
		Base: Aug/08			turbine 1 - 10/2010
					turbine 2 - 11/2010

HPU Simplício / PCH Anta	RJ/MG	1,201.0	333.7	191.3	Estimate	14.08.2041
implantation **		Base: Dec/05			Simplício:
					turbine 1 - 12/2010
					Turbine 2 - 02/2011
					Turbine 3 - 04/2011
					Anta:
					Turbine 1 - 07/2010
					Turbine 2 - 08/2010

*The Project includes the UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).
** The Project includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).

New owner investments – Transmission

Project	State/ Venue	Total investment (R$ million)	Extension (km)	Operation	End of concession

Marketletter – December 2008	Furnas

TL 345 kV Macaé – Campos III	RJ	109.7	92	Estimate	03.03.2035
implantation*				06/2009
TL 345 kV Tijuco Preto – Itapeti –	SP	108.2	50	Estimate	26.04.2036
Nordeste implantation**				10 months after
				obtained the
				Instalation
				license
TL 500 kV Bom Despacho 3 – Ouro	MG	90.1	180	Estimate
Preto 2 ***		Base: Oct/08		21 months after
				signing of
				Concession

* The Project includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A. Under review.
** The Project includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A.

Loans and Financing – R$ million

Local Currency

Creditor	12/31/08	Due to

Eletrobrás - ECF 1713	100.04	30.03. 2018
Eletrobrás - ECF 2506	133.21	30.12. 2018
Eletrobrás - ECF 2309	16.25	30.12. 2010
Eletrobrás - ECF 2614	-	29.12. 2008
Eletrobrás - ECF 2624	338.47	21.12. 2008
Eletrobrás - ECF 2676	127.25	29.12. 2008
Eletrobrás - ECF 2717	2.27	30.12.2015
Fundação Real Grandeza	631.70	29.12. 2012
Fundação Real Grandeza - Plano	297.40	01.12. 2015
Empresa Produtora de Energia	18.73	05.06. 2009
Eletronuclear	5.19	10.09. 2009
Banco do Brasil S.A.	27.09	14.10. 2011
Banco do Brasil S.A.	31.84	04.11. 2011
Banco UBS Pactual S.A.	16.08	04.11. 2011
Banco UBS Pactual S.A.	26.57	05.12. 2011
Banco do Brasil S.A.	12.23	05.12. 2011
FURNAS I - FIDC	16.33	30.03. 2009
FURNAS II - FIDC	295.26	31.05. 2010
Banco do Brasil S.A.	106.35	25.10. 2012
Caixa Econômica Federal	203.05	25.07. 2012
Banco do Brasil S.A.	80.77	15.10. 2012
Banco da Amazônia S.A.	205.05	15.02. 2013
BNDES	642.99	15.07. 2026

Foreign Currency

Creditor	12/31/08	Due to	Currency

Eletrobrás - ECR 258/98	78.86	04.04.2018	US$

Eletrobrás - ECR 261/98	371.03	04.04.2018	Yen

Contract obligations (R$ million)

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2013

	3,340	3,309	2,731	2,199	1,456	968	804

Notes:
FURNAS does not have accounting registers of its accounts (assets and liabilities) grouped by activity. The segregation is only done for the Statement of Income accounts.
The stated values represent the balance of the loans and financing contractual requirements, calculated for December 31 of each year.
The increase of the contractual requirements, on Dec 31,2008, are basically due to new funding, taken up with BNDES, for Hydro Units of Simplício. The funding was deposited in December 2008.

Energy Purchased Contracts	2008	2009	2010	2011	2012	2013	After 2013

	2,003	2,003	2,003	2,003	2,003	2,003	2,003

*	Eletronuclear price adjustment in December 2008
Notes:
Include energy purchase from Eletronuclear and HEU of Serra da Mesa.
The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Projects	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW	Energy generated – MWh (*)

							3rd qrt/08	2008

Marketletter – December 2008	Furnas

SPC Enerpeixe S.A.	HPU Peixe Angical ****			Energias do Brasil 60%
		40%	1,881,8		452.0	271.0	1.628.400	2.316.933

Consórcio UHE Baguari *****	UHE Baguari	30.6	517,0 Base: Apr/07	Cemig - 69,4	140	80,2	-

SPC Retiro Baixo Energética S.A.	HPU Retiro Baixo		322 Base: Jul/08
				Orteng 25.5%
		49.0%		Logos 15.5%	82.0	38.5	-
				Alen 10%

SPC Foz de	HPU Foz de Chapecó		2,577.5 Base: Oct/08	CPFL 51% CEEE 9%
Chapecó		**			855.0	432.0	-
Energia S.A.

SPC Serra do Facão Energia S.A.	HPU Serra do Facão		859.3 Base: Dec/08	Alcoa 35% DME 10% Camargo Correa 5.5%

		***			210	182.4	-

SPE Madeira Energia S.A	HPU Santo Antônio	39%	12,198.0 Base: Dec/07	Odebrecht Invest. Infra-Estrutura S/A (17.6%) Construtora Norberto Odebrecht S/A (1%) Andrade Gutierrez Part. S/A (12.4%) Fundo de Invest. e Part. Amazônia Energia (20%) CEMIG Geração e Transmissão S.A (10%)	3,150	2,218	-

SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)		37 Base: Oct/08	Construtora OAS - 51 Eletrobrás - 29,4

		19.6			2,000		-	-

Obs.: For the projects which are in operation: the value of the investments, based on the Financial Statements of the SPC on December 30, 2008
For the projects under construction: value of the investments estimated in the SPC.
* Project in operation.
** FURNAS owns 49.9% of the Chapecoense Geração S.A. SPC, which has a 40% participation in the Foz de Chapecó Energia S.A. SPC.
*** FURNAS owns 100% of the Serra do Facão Participações S.A. SPc which has 49.5% participation in the Serra do Facão Energia S.A. SPC. (participação societária alterada em 2008)
**** The TL Peixe Angical-Gurupi 500 kV, 92 km long. Which connects the Peixe Angical Hydro electric plant to the National Interconnected System (SIN) was part of the SPC Enerpeixe SA project until April 27, 2006, when Aneel signed a contract with Intesa of an interconnecting TL North- South III, which absorbed part of this trnamission line. The North-South Transmission Line absorbed 72 km of the Peixe Angical-Gurupi TL, by means of an indemnificantion of R$ 7,102 million. In April 2008, the SPC Enerpeixe transferred this to Intesa, with payment of the indemnification monetarily correct by IGPM, since August 2005.
***** Corporate participation altered in 2008, considering the exit of Neoenergia from the SPC Baguari.

Transmission

SPC / Consortium	Transmission Projects (*)	Furnas Participation	Investiment R$MM	Status	Other Shareholders

SPC Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 150 Km				Alusa - 41% Cemig-25% Orteng-10%

		24%	118.9	operating

SPC Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 140 Km				Alusa - 41% Cemig-24% Orteng-10%

		25%	88.1	operating

SPC Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 65 Km				Alusa - 41% Cemig-24,5% Orteng-10%

		24.5%	69.3	operating

SPC Companhia Centroeste de Minas S.A.	TL Furnas - Pimenta II 345 kV - 66 Km			A waiting installation license

		49%	47		Cemig-51%

Interconnection Madeira S.A. (IE Madeira) **	TL Porto Velho - Araraquara 2 600 kV - 2.375 km		1.946,3 Base: Nov/08	Estimate 36 month after Concession contract signature	CTEEP - 51 CHESF - 24,5

		24,5

Interconnection Madeira S.A. (IE Madeira) ***	Retification Station CA/CC, 500/±600 kV, And Reverse Station CC/CA, ±600/500 kV		1.378,0 Base: Nov/08	Estimate 50 month after Concession	CTEEP - 51 CHESF - 24,5

		24,5

Marketletter – December 2008	Furnas

contract
signature

Transenergia Renovável S.A. ****	Connection of Bionass Plants ans Small Hydro Units to the interlinked system (3 LT 230 kV and 3 SE)	49	299,0 Base: Nov/08	Estimate 18 month after Concession contract signature	Delta - 25,5 Fuad Rassi -25,5

Obs.: For the projects in operation: investment value based on the balance sheet position of the SPC on Dec 31,2008.
For projects under construction: investment value estimated at the SPC.
ICG – transmission installations of generation for shared connection purposes.
IEG – installations of exclusive interest and individual characteristics of generation.

* When under construction, the length in km is mentioned in the Aneel concession contract. When in operation, the length is adjusted to the actual extension in km.
** This project refers to Portion D of Aneel Auction held on Nov 26, 2008. The concession contract was not signed in 2008.
*** This project refers to Portion F of Aneel Auction 007, held Nov 26, 2008. The concession contract was not signed in 2008.
**** This project refers to Portion C of Aneel Auction 008, held Nov 24, 2008. The concession contract was not signed in 2008.

38

Marketletter – December 2008	Furnas

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

1,580	369	256	447	579	1,493	4,724

Department	Number of
employees

Administrative	1,308
Operational	3,416

Complementary work force – 12/31/08

Contracted	Other (*)

1,723	4

(*) Employees from other companies of the Eletrobrás System

Marketletter – December 2008	Chesf

Balance Sheet for the period ended on December 31
(R$ thousand)

Assets	2008	2007
		(reclassified)

Current Assets
Cash and banks	9,292	30,913
Open-market applications	886,998	543,187
Consumers and concessionaires	781,126	1,039,921
(-)Provision for credits of questionable liquidation	(499)	(190,504)
Taxes and contributions to recover	72,103	10,983
Stored materials	74,392	71,066
Tax credits	31,000	86,814
Collaterals and linked deposits	8,003	48,064
Services in course	104,937	84,548
Others	82,970	64,050

	2,050,322	1,789,042

Non-Current Assets
Consumers and concessionaires	74,145	112,704
(-)Provision for credits of questionable liquidation	(5,231)	(15,023)
Tax and social contribution to recover	8,934	8,552
Goods and rights for sale	11,559	10,769
Tax credits	116,732	134,444
Others	6,431	6,216

	212,570	257,662

Investments	250,344	157,673
Property, plant and equipment	16,214,918	16,230,656
Intangible	32,048	32,695
Deferred	-	276

Total Assets	18,760,202	18,468,004

Marketletter – December 2008	Chesf

Liabilities	2008	2007
		(reclassified)

Current Liabilities
Suppliers	198,246	263,926
Payment-roll	8,363	7,608
Taxes and social contribution	107,178	214,893
Loans and financing	468,487	467,687
Debt charges	9,516	50,680
Income participation	61,143	54,504
Shareholders participation	544,893	240,014
Estimated obligations	78,949	71,474
Private security fund	273,720	167,388
Research & Development	69,765	65,218
Others	104,291	101,011

	1,924,551	1,704,403

Non-Current Liabilities
Taxes and social contribution	45,592	40,535
Loans and financing	3,307,765	4,040,440
Private security fund	125,100	357,299
Research & Development	106,187	65,283
Provisions for contingencies	415,434	336,068
Others	62,423	57,972

	4,062,501	4,897,597

Stockholders’ Equityy
Social Capital	4,196,306	1,696,306
Capital reserves	4,916,199	7,416,199
Income reserves	3,366,249	2,459,103
	12,478,754	11,571,608

Resources for capital increase	294,396	294,396

	12,773,150	11,866,004

Total Liabilities	18,760,202	18,468,004

Marketletter – December 2008	Chesf

Statement of Income for the period ended on December 31 by activity
(R$ thousand)

	2008			2007 (reclassified)

	Generation	Transmission	Total	Generation	Transmission	Total

Operating Revenue
Supply of electric energy	752,897	-	752,897	622,417	-	622,417
Gross supply of electric energy	2,883,454	-	2,883,454	2,550,355	-	2,550,355
Availability of transmission system	-	1,208,308	1,208,308		1,123,832	1,123,832
Short term energy	786,796	-	786,796	400,292	-	400,292
Other operating revenues	2,527	6,385	8,912	2,472	6,068	8,540

	4,425,674	1,214,693	5,640,367	3,575,536	1,129,900	4,705,436

Deductions to Operating Revenue
Global Reversion Reserve	(116,415)	(27,967)	(144,382)	(92,697)	(29,308)	(122,005)
ICMS tax on electric energy sale	(90,941)	-	(90,941)	(77,237)	-	(77,237)
Service tax - ISS	(113)	(291)	(404)	(130)	(337)	(467)
Research and Development	(37,970)	(10,290)	(48,260)	(30,660)	(9,555)	(40,215)
Fuel consumption account - CCC	-	(79,180)	(79,180)	-	(106,637)	(106,637)
Energy development account - CDE	-	(18,994)	(18,994)	-	(17,601)	(17,601)
PROINFA	-	(25,281)	(25,281)	-	(19,594)	(19,594)
PIS/PASEP	(63,212)	(9,302)	(72,514)	(53,432)	(7,367)	(60,799)
COFINS	(291,222)	(42,889)	(334,111)	(246,152)	(33,976)	(280,128)

	(599,873)	(214,194)	(814,067)	(500,308)	(224,375)	(724,683)

Net Operating Revenue	3,825,801	1,000,499	4,826,300	3,075,228	905,525	3,980,753

Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(43,236)	-	(43,236)	(173)	-	(173)
Charges on the use of electric grid	(665,257)	-	(665,257)	(614,469)	-	(614,469)
Cost with operation
Personnel	(56,715)	(148,636)	(205,351)	(48,717)	(124,906)	(173,623)
Material	(4,319)	(7,039)	(11,358)	(4,479)	(9,049)	(13,528)
Fuel for production of electric energy	(335,281)	-	(335,281)	(37,020)	-	(37,020)
Third party services	(14,818)	(32,563)	(47,381)	(16,840)	(31,401)	(48,241)
Financial compensation for the use of hydro resources	(164,794)	-	(164,794)	(222,707)	-	(222,707)
Depreciation and amortization	(349,388)	(197,077)	(546,465)	(353,266)	(189,184)	(542,450)
Inspection fee	(13,434)	(8,399)	(21,833)	(8,192)	(7,462)	(15,654)
Others	55,596	(2,633)	52,963	48,018	2,669	50,687

	(1,591,646)	(396,347)	(1,987,993)	(1,257,845)	(359,333)	(1,617,178)

Cost of service rendered to third parties	136	(528)	(392)	(478)	(3,387)	(3,865)

Gross Operating Income	2,234,291	603,624	2,837,915	1,816,905	542,805	2,359,710

Operating Expenses	(204,758)	(417,792)	(622,550)	(461,078)	(370,049)	(831,127)

Result of Service	2,029,533	185,832	2,215,365	1,355,827	172,756	1,528,583

Financial Revenue (Expense)
Income from financial applications	59,738	17,116	76,854	21,364	5,873	27,237
Monetary variation and arrears –energy sold	65,269	5,003	70,272	108,232	1,002	109,234
Other monetary variation – asset	631	1,861	2,492	224	547	771
Other financial revenues	20,524	9,441	29,965	10,877	5,577	16,454
Pis/Pasep/Cofins	(452)	(156)	(608)	(10)	(4)	(14)
Debt charges	(430,321)	(57,348)	(487,669)	(504,141)	(69,530)	(573,671)
Monetary variation on loans and financing	(79,546)	(3,817)	(83,363)	15,000	1,749	16,749
Other monetary variations – liability	(14,076)	(34,813)	(48,889)	(12,165)	(29,137)	(41,302)
Other financial expenses	(12,907)	(11,126)	(24,033)	(17,488)	(24,578)	(42,066)

	(391,140)	(73,839)	(464,979)	(378,107)	(108,501)	(486,608)

Other revenues (expenses)
Revenues	270	1,420	1,690	-	-	-
Expenses	(18,442)	(31,015)	(49,457)	-	-	-
	(18,172)	(29,595)	(47,767)	-	-	-

Operational Result	1,620,221	82,398	1,702,619	977,720	64,255	1,041,975

Non-Operating Revenue		-	-	379	2,913	3,292
Non-Operating Expense		-	-	(3,087)	(6,330)	(9,417)
Non-Operating Result		-	-	(2,708)	(3,417)	(6,125)

Income before social contribution and income tax	1,620,221	82,398	1,702,619	975,012	60,838	1,035,850

Social Contribution	(142,650)	(3,632)	(146,282)	(89,318)	737	(88,581)
Income tax	(394,923)	(6,722)	(401,645)	(229,405)	(11,227)	(240,632)
Taxl incentive	326,640	16,611	343,251	-	-	-

Income before participation	1,409,288	88,655	1,497,943	656,289	50,348	706,637

Income participation	(17,221)	(43,431)	(60,652)	(14,561)	(39,446)	(54,007)

Net income for the period	1,392,067	45,224	1,437,291	641,728	10,902	652,630

Net income per share (R$)		-	34.46	-	-	15.65

Marketletter – December 2008	Chesf

Cash Flow for the period ended on December 31
(R$ thousand)

Operating Activities	2008	2007 (Reclassified)

Net income for the period	1,437,291	652,630

Expenses (Revenues) not affecting cash:
Depreciation and amortization	603,403	594,478
Net long-term monetary and currency variations	87,272	21,006
Income tax and social contribution	(36,154)	7,603
Equityy Method	(16,467)	-
Free energy	(35,021)	(86,863)
Provision for contingencies	64,197	-
Decreases in the investments	19,633	-
Transmission regulatory liability	(5,470)	5,772
Others	15	(1,623)

	2,118,699	1,193,003

Variation in current asset
Consumers, concessionaires and permit holders	258,795	(157,426)
Stored materials	(3,326)	(3,704)
Taxes and contributions to recover	(61,120)	46,157
Advances to employees	(17,009)	(3,440)
Collaterals and linked deposits	40,061	(44,141)
Tax credits	55,814	(55,411)
Services in course	(20,389)	(3,280)
Provision for credits of questionable liquidation	(190,005)	141,683
Other operating assets	(1,911)	(16,322)

	60,910	(95,884)

Variation in current liability
Suppliers	(65,680)	59,534
Taxes and social contributions	(116,816)	144,890
Estimated obligations	7,475	15,564
Participation in income or results	6,639	6,304
Consumer charges to collect	(8,205)	(7,485)
Research & Development	4,547	11,930
Financial compensation for utilization of hydro resources	(3,283)	(1,692)
TAC Community Tuxá - Itaparica	25,724	-
Other operating liabilities	(1,100)	3,130

	(150,699)	232,175

Application in non-current asset
Consumer charges to collect	75,218	323,939
Tax credits	53,964	33,245
Provision for credits of questionable liquidation	(9,792)	(43,837)
Finsocial atualization	(382)	(8,552)
Other	1,434	(3,037)

	120,442	301,758

Increase (decrease) in non-current liabilities
Provisions for contingencies	15,168	30,634
Consumer charges to collect	35,471	19,174
Other creditors - Fachesf	(25,724)	-

	24,915	49,808

Total of operating activities	2,174,267	1,680,860

Investment Activities
Application in property, plant and equipment and intangible assets	(581,644)	(538,428)
Property and rights for future use	(1,418)	(7,909)
Permanent shareholding participations	(81,494)	(34,337)
	(1,338)	-

Financing Activities	(665,894)	(580,674)

Loans and financing obtained in the long-term
Payable charges on loans and financing	159,456	390,741
Monetary variation on loans and financing	454,869	529,758
Payment of short-term parts of loans and financing of long-term nature	32,989	(7,915)
Financial charges paid to shareholders and related parties	(978,773)	(740,492)
Financial charges paid to financial institutions and other parties	(472,156)	(459,123)
Remuneration paid to shareholders	(42,615)	(89,420)
Private security fund	(248,236)	(211,294)
Property, plant and equipment discharges	(143,696)	(141,989)
Others	23,706	27,525
	28,273	7,258

Total of cash effects	(1,186,183)	(694,951)

Cash and cash equivalent – beginning of period	322,190	405,235

Cash and cash equivalent – end of period	574,100	168,865
Cash variation	896,290	574,100
	322,190	405,235

Marketletter – December 2008	Chesf

R$ million

EBITDA		EBITDA Margin

2008	2007	2008	2007

2,761.83	2,071.03	57.22%	52.03%

Market Data

Energy generated

	Installed Capacity MW	Guaranteed Energy MW average	Energy generated - MWh		Beginning of the concession	End of the concession

Plant			4th qrt/08	2008

Funil	30,000	15.50	13,474.43	72,874.83	03/1962	07/07/2015
Pedra	20,007	7.20	4,076.24	20,328.56	04/1978	07/07/2015
Araras	4,000	2.00	-	-	02/1967	07/07/2015
Curemas	3,520	2.00	3,243.24	8,000.93	01/1957	25/11/2024
Complexo de Paulo Afonso e Apolônio Sales (Moxotó)	4.279,601	2,225.00	4,545,317.03	13,975,191.02	01/1955	02/10/2015
Sobradinho	1.050,300	531.00	875,994.03	3,120,304.11	04/1979	09/02/2022
Luiz Gonzaga	1.479,600	959.00	2,118,046.40	6,428,737.18	02/1988	03/10/2015
Castelo Branco (Boa Esperança)	237,300	143.00	305,551.33	1,332,406.98	01/1970	10/10/2015
Xingo	3.162,000	2,139.00	5,080,775.48	15,712,603.83	04/1994	02/10/2015
Piloto	2,000	-	-	-	02/1949	07/07/2015
Camaçari	350,000	-	410.13	562,521.77	02/1979	10/08/2017

Electric energy purchased for resale

	4th qrt/08	2008

MWh R$ million	8.96	49.46

Obs: CCEE liquidation

Energy sold

	4th qrt/08		2008

Sale	R$ million	MWh	R$ million	MWh

Through auction	798.67	10,063,709.55	3,783.21	38,891,291.04
Through free market agreements or bilateral contracts	160.71	2,652,738.80	639.94	11,801,263.79

Total	959.38	12,716,448.35	4,423.15	50,692,554.83

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric unit	Quantity	Value R$ million	Quantity	Value R$ million

Diesel oil	L	226,173	1.18	201,024,929	335.21

Natural gas	m³	30,484	0.053	82,943	0.068

Losses in generation - %

4th qrt/08	2008

2.53	2.65

Obs: The quarter and yearly data may vary when the CCEE reports are published since December numbers have not been concluded.

Extension of transmission lines (km) – 12/31/08

Concession Área	Extension (km)	Tension	Operation	End of Concession

ANGELIM II-RECIFE II	169.00	500	Aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	Mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	May/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	Feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	Apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	May/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	Oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	Dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	Jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	Oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	Sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.00	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	Jun/78	7/7/2015

Marketletter – December 2008	Chesf

P.AFONSO IV-L. GONZAGA	37.40	500	Oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	Feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	May/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	Apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	Aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	May/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	Dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	Oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	Jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	May/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	May/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	Oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	Oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	Oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	May/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	Dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	May/83	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	Oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	Oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	Mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	Nov/94	7/7/2015
XINGO-JARDIM	159.70	500	May/00	7/7/2015
XINGO-MESSIAS	218.90	500	Feb/93	7/7/2015

Sub-total - 500 kV	5,121.50

ANGELIM-MESSIAS	78.80	230	Apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	Oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	Aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	Jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	Jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	Jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	Mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	Mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	Jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	Mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	Dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	Aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	Dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	Oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	Jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	Aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	May/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	Sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	Dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	Sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	Nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	Mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	Apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	Feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	Oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	Oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	May/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	Oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	Feb/82	7/7/2015
CAMACARI-CQR	7.20	230	May/92	7/7/2015

Marketletter – December 2008	Chesf

CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	Oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	Sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	Sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	Mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	Aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	Oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	Jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	Dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	May/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	Aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	Aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	Aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	Nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	Jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	Jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	Feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	Apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	Oct/05	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	Nov/03	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	Nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	May/05	7/7/2015
FORTALEZA II-PICI	27.70	230	May/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	Oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	Oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	Dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	Feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	Feb/84	7/7/2015
ICO - ICO U1	1.50	230	Mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	Sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	Aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	Aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	Aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	May/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	Mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	Aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	Jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	Apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	Jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	Apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	Dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	Feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	Dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	Dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	Nov/86	7/7/2015
MILAGRES-COREMAS	-	230	Feb/09	4/3/2035
MILAGRES-TAUÁ	207.00	230	Nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	Oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	Dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	Nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	Dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	Aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	Oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	Apr/77	7/7/2015

Marketletter – December 2008	Chesf

OLINDINA-OLINDINA	0.20	230	May/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	May/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	Jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	Jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	Jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	Dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	Oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	Dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	Nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	Mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	Jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	Apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	Sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	Oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	Feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	Mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	Oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	Aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	Apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	Nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	Aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	Jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	Jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	Jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	Jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	Jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	Jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	Feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	Feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	Jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	Jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	Jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	Sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	Sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	Jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	Jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	Sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	Jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	Jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	Apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	Jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	Jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	Mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	Feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	Jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	Sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	May/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	Dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	Feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	Apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	Apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	Jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	Jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	Sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	Sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	Nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	Oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	Mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	Dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	Jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	Apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	Oct/61	7/7/2015

Marketletter – December 2008	Chesf

USINA II-P.AFONSO	0.70	230	Dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	May/67	7/7/2015
USINA II-P.AFONSO	0.70	230	May/67	7/7/2015
USINA II-P.AFONSO	0.70	230	Dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	Oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	Apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	Apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	Aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	Jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	Jan/55	7/7/2015

Sub-total - 230 kV	12,537.52

C.GRANDE II-S.CRUZ II	117.30	138	Apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	Jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	Dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	Dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	Oct/65	7/7/2015
USINA II-ZEBU	6.00	138	Dec/64	7/7/2015

Sub-total - 138 kV	383.90

ABAIXADORA-MULUNGU	6.50	69	May/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	Feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	Oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	Sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	Oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	May/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	Jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	Jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	Jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	Jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	Apr/73	7/7/2015
MATATU-PITUACU	7.40	69	Jun/60	7/7/2015
MATATU-PITUACU	7.30	69	Jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	Jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	Jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	Jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	Jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	Nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	Jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	Apr/83	7/7/2015
ZEBU-XINGO	56.50	69	Aug/81	7/7/2015

Sub-total 69 kV	425.50

Total	18,468.42

Average tariff – R$/MWh

4th qrt/08	2008

72.88	71.73

Main investments - R$ million

Project	4th qrt/08	2008

Transmission	65.93	340.93

Extension of the Northeast Transmission System	32.94	116.60
Reinforcement and improvement of the transmission system	18.18	151.15
Maintenance of transmission system	14.81	73.18

Generation	59.20	174.00

Maintenance of generation system	13.04	33.02
Studies for generation expansion	0.93	6.88
Resettlement of Itaparica	0.01	0.01

Infra-structure	45.22	134.09

Real Estate	30.84	66.72
Maintenance of equipment/vehicles/furniture	2.48	7.76
Maintenance of info assets.	18.57	25.52

Total	9.79	33.44

	155.97	581.65

Marketletter – December 2008	Chesf

New Owner Investments – Transmission

Project	State / venue	Total Investiment R$ million	Extension of the lines Km	Beginning of the Operacion	End of the Concession

TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	16/04/2010	16/10/2038

TL 230 kV Funil/Itapebi C3	BA	49.3	198	15/12/2009	20/04/2037

TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	10/07/2009	14/06/2037

TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	15/12/2009	17/03/2038

TL 230 kV Milagres/Coremas C2	CE / PB	20.9	120	22/03/2009	04/03/2035

TL 230 kV Paraíso/Açu II C2	RN	Included in TL 230 kV Picos / Tauá C1	135	10/07/2009	14/06/2037

TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	15/10/2009	14/06/2037

SE Suape II 500/230 kV and SE Suape III 230/69 kV with a split of LT 500 kV	PE	175.2	45 km CS 500 kV	15/09/2010	Concession contract will be signed in

Messias/Recife II C1 and 230 kV Pirapama/Termopernambuco C1/C2			10.8 km CD 230 kV		January 2009 for 30 years

Loans and Financing – R$ million

Creditor	Balance on 12/31/2008	Date due	Currency

ELETROBRAS
ECF-1186-A/94	201.43	30/12/2012	US$
ECR-250/94	6.44	30/12/2009	US$
ECF-1201-E/95	183.50	30/12/2012	R$
ECF-1197-E/95	2,655.99	28/2/2017	R$
ECF-1231-A/94	3.19	30/12/2009	R$
ECF-1761/98	67.00	28/2/2011	R$
ECF-1761/98-TR II	11.02	30/6/2010	R$
ECF-1762/98	107.20	30/12/2010	R$
ECF-2113/2001	0.26	30/10/2009	R$
ECF2561-A/07	146.75	30/9/2018	R$
ECF-2648/07	18.23	30/12/2018	R$
Financial Institutions
DRESDNER BANK	13.84	30/11/2008	Euro
AKA	13.80	30/11/2008	Euro
KfW	28.52	30/11/2008	Euro
Banco do Brasil	167.47	16/2/2012	R$
Banco do Brasil	15.38	26/2/2012	R$
Banco do Brasil	15.65	26/3/2012	R$
Banco do Brasil	15.92	26/4/2012	R$
Banco do Brasil	15.76	26/5/2012	R$
Banco do Brasil	16.72	26/6/2012	R$
Banco do Brasil	12.25	26/7/2012	R$
Banco do Nordeste	69.44	30/8/2020	R$

TOTAL GERAL	3,785.76

Contract obligations on 12/31/08– R$ million

Loans and Financing	2009	2010	2011	2012	2013	After 2013

Generation	350.25	324.87	355.75	639.72	317.50	1,358.91
Transmission	127.75	114.64	31.64	26.11	21.99	116.63

Total	478.00	439.51	387.39	665.83	339.49	1,475.54

Partnership

Generation

SPC/Consortium	Object	Installed Capacity	Guaranteed Energy	Participation%	Project Value R$ million	Partnership

						Partners	%

Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51
						Eletronorte	24.5
Energia Sustentável do Brasil	UHE Jirau	3,300 MW	1,975.36	20.0	10,000.0	Suez Energy Ltda	50.1
						Camargo Correa	9.9

Marketletter – December 2008	Chesf

Transmission

SPC/Consortium	Object	TL Extension	Participation %	Project Value R$ million	Partnership	In operation

					Partners	%	Yes	No

STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/ Fortaleza), 500 kV	546 km	49,0	516,2	Alusa	51,0	X

Integração Transmissora de Energia S.A. - INTESA	TL (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12,0	500,0	Fundo de Investimentos em Participações Brasil Energia – FIP	48,0	X

					Engevix	3,0

					Eletronorte	37,0

	TL - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19,5	1.114,0	Eletronorte	30,0		X

Manaus Transmissora de Energia S.A.					Espanhola Abengoa	30,0

	LT- Itacoatiara / Cariri CD, 500 kV,	212 km

	SE-Itacoatiara 500/138 kV e SE -Cariri 500/230 kV				Fundo de Investimentos em Participações Brasil Energia – FIP	20,5

Interligação Elétrica do Madeira S.A.	TL - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2.375 km	24,5	3.324,3	Furnas	24,5		X

	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP-Companhia de Transmissão de Energia Elétrica Paulista	51,0

	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW

Number of employees – 12/31/08

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

811	556	47	304	1,522	2,427	5,667

Department	Number of employees

Field	3,460
Administrative	2,207

Complementary work force – 12/31/08

Others

11

Marketletter – December 2008	Eletronorte

Balance Sheet for the period ended on December 31 (R$ thousand)

	Parent Company		Consolidated
Assets	2008	2007	2008	2007

Current Assets
Cash and banks	1,766	192	5,083	22,639
Open-market applications	1,284,728	1,097,969	1,285,587	1,098,619
Consumers, concessionaires and affiliates	1,062,777	927,623	1,133,618	1,359,707
Loans and financing	254,250	-	248,594	-
Debt charges	104	-	104	-
Provision for credits of questionable liquidation	(637,737)	(459,441)	(733,148)	(679,660)
Debtors	88,931	67,160	97,256	98,030
Other credits	101,669	122,280	104,817	135,214
Stored materials	82,762	71,615	84,602	97,635
Expenses paid in advance	9,996	10,228	10,835	11,313

	2,249,246	1,837,626	2,237,348	2,143,497

Non-Current Assets
Loans and Financing	421,911	319,507	393,444	-
Holding and controlled co’s	45,969	7,295	3,520	2,313
Other credits	22,956	23,017	24,399	37,227
Consumers, concessionaires and affiliates	59,083	59,084	72,264	76,544
Property for sale	419	10,109	419	10,109
Legal deposits	67,220	71,309	67,220	86,826
ICMS tax to recover	622,232	588,256	658,132	1,189,336
Provision for credits of questionable liquidation	(682,054)	(342,054)	(682,054)	(342,054)
Expenses paid in advance	32,964	33,695	32,964	33,695

	590,700	770,218	570,308	1,093,996

Investments	391,761	925,518	330,569	214,265
Property, plant and equipment	14,593,301	15,547,163	14,721,486	17,213,258
Intangible	18,035	11,619	19,019	21,382
Deferred	-	39,771	-	39,771

	15,593,797	17,294,289	15,641,382	18,582,672

Total Assets	17,843,043	19,131,915	17,878,730	20,726,169

Marketletter – December 2008	Eletronorte

	Parent Company		Consolidated
Liabilities and Stockholders Equityy	2008	2007	2008	2007

Current Liabilities
Payment-roll	17,386	15,186	18,343	19,202
Regulatory taxes	89,959	96,502	90,867	100,174
Taxes and social contributions	81,345	102,543	83,301	133,339
Suppliers	271,294	265,241	274,132	639,473
Private security fund	3,902	14,523	3,902	14,523
Debt charges	18,593	127,606	18,593	127,606
Loans and financing	433,762	168,062	435,943	240,694
Other payable accounts	102,826	131,063	103,690	201,324
Research and Development	69,956	79,143	72,662	88,413
Consumer	37,778	35,191	37,778	35,191
Estimated obligations	46,451	37,275	50,334	47,718
Provisions for contingencies	912,825	818,732	913,728	866,239

	2,086,077	1,891,067	2,103,273	2,513,896

Non-Current Liabilities
Taxes and social contributions	29,406	27,526	29,406	27,526
Consumer	1,018,488	1,056,761	1,018,488	1,056,761
Other payable accounts	28,913	33,148	28,913	674,202
Research and Development	28,540	-	32,187	-
Loans and financing	8,162,364	7,182,339	8,177,208	7,512,710
Environmental compensation - UHE Tucuruí	300,590	323,668	300,590	323,668

	9,568,301	8,623,442	9,586,792	9,594,867

	11,654,378	10,514,509	11,690,065	12,108,763

Stockholders’ Equityy and Resources for capital increase
Social Capital	4,177,205	2,843,235	4,177,205	2,843,235
Capital Reserves	2,011,460	4,440,201	2,011,460	4,440,201

	6,188,665	7,283,436	6,188,665	7,283,436

Resources for capital increase	-	1,333,970	-	1,333,970

	6,188,665	8,617,406	6,188,665	8,617,406

Total Liabilities and Stockholders’ Equityy and Resources for capital increase	17,843,043	19,131,915	17,878,730	20,726,169

Marketletter – December 2008	Eletronorte

Statement of Income for the period ended on December 31 (R$ thousand)

	Parent Company		Consolidated
	2008	2007 reclassified	2008	2007 reclassified

Operating Revenue
Supply of electric energy	1,376,915	1,371,637	1,513,513	2,639,401
Gross supply of electric energy	1,966,268	1,571,916	1,901,825	1,526,670
Availability of transmission grid	703,708	623,088	716,605	623,088
Electric energy traded at CCEE	261,218	279,687	261,218	279,687
Free energy	-	300,136	-	300,136
Other operating revenues	274,231	311,908	277,691	321,995

	4,582,340	4,458,372	4,670,852	5,690,977

Deductions to Operating Revenue
Sales taxes - ICMS	(52,144)	(39,018)	(75,807)	(319,150)
Social contribution – PASEP	(57,845)	(41,358)	(60,440)	(43,548)
Social contribution – COFINS	(266,508)	(190,568)	(278,462)	(201,155)
Service tax - ISS	(885)	(1,088)	(943)	(1,133)
Global Reversion Reserve	(111,607)	(102,131)	(113,369)	(128,280)
Energy development account - CDE	(37,169)	(34,645)	(37,738)	(35,101)
Fuel consumption account - CCC	(159,455)	(211,457)	(162,333)	(256,139)
Research and Development	(38,039)	(34,598)	(38,608)	(44,020)
Proinfa	(48,655)	(38,381)	(48,655)	(38,381)

	(772,307)	(693,244)	(816,355)	(1,066,907)

Net Operating Revenue	3,810,033	3,765,128	3,854,497	4,624,070

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(332,327)	(298,788)	(332,327)	(1,044,344)
Charges on the use of electric grid	(466,255)	(430,559)	(466,255)	(430,559)

	(798,582)	(729,347)	(798,582)	(1,474,903)

Operating cost
Personnel	(434,121)	(348,756)	(453,731)	(428,301)
Material	(47,408)	(24,657)	(47,651)	(34,733)
Third party services	(112,453)	(109,663)	(113,807)	(154,387)
Fuel for production of electric energy	(1,142,260)	(1,006,746)	(1,142,260)	(1,934,396)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	1,025,234	910,783	1,025,234	1,694,459
Financial compensation for the use of hydro resources	(155,768)	(126,599)	(155,768)	(130,455)
Depreciation and amortization	(616,146)	(515,890)	(620,199)	(593,365)
Provisions	(363,780)	(206,530)	(363,780)	(206,530)
Others	(32,494)	(40,349)	(32,706)	(42,895)

	(1,879,196)	(1,468,407)	(1,904,668)	(1,830,603)

Cost of third party services	(4,986)	(4,168)	(4,986)	(4,168)

	(2,682,764)	(2,201,922)	(2,708,236)	(3,309,674)

Gross operating income	1,127,269	1,563,206	1,146,261	1,314,396

Operating expenses
Sales expenses	(364,600)	(441,517)	(400,421)	(551,562)
Administrative and general expenses	(436,806)	(326,928)	(463,134)	(455,772)
Other operating expenses	(91,418)	(97,760)	(91,629)	(109,507)

	(892,824)	(866,205)	(955,184)	(1,116,841)

Service result	234,445	697,001	191,077	197,555

Revenue from multi-media communication	4,827	2,318	4,827	2,318

Result on the Equityy Method	(468,640)	(553,327)	(432,002)	-

Financial Revenue (Expense)
Income from financial applications	182,200	201,611	182,242	201,626
Arrears on energy sold	56,985	43,255	56,985	77,714
Monetary variation – asset	60,412	18,205	86,144	23,810
Monetary variation – liability	(702,399)	(87,673)	(710,183)	(97,632)
Debt charges	(1,100,631)	(814,686)	(1,110,006)	(866,281)
Others	(4,531)	2,651	(5,138)	(30,205)

	(1,507,964)	(636,637)	(1,499,956)	(690,968)

Other revenues	1,374	-	1,374	-

Other expenses	(688,600)	-	(689,878)	-

Operating Result	(2,424,558)	(490,645)	(2,424,558)	(491,095)

Non-Operating Result	-	(7,916)	-	(7,466)

Loss before Income Tax	(2,424,558)	(498,561)	(2,424,558)	(498,561)

Provision for Income Tax	-	(43,754)	- >	(43,754)

Loss for the period	(2,424,558)	(542,315)	(2,424,558)	(542,315)

Loss per share - R$	(29.44)	(7.78)	(29.44)	(7.78)

Marketletter – December 2008	Eletronorte

Statement of Income for the period ended on December 31, by activities (R$ thousand)

	PARENT COMPANY

	2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,376,915	-	-	-	1,376,915
Gross supply of electric energy	1,675,957	-	290,311	-	1,966,268
Availability of transmission grid	-	703,708	-	-	703,708
Electric energy traded at CCEE	261,218	-	-	-	261,218
Free energy	-	-	-	-	-
Other operating revenues	249,902	24,130	199	-	274,231

	3,563,992	727,838	290,510	-	4,582,340

Deductions to Operating Revenue
Sales taxes - ICMS	(24,078)	-	(28,066)	-	(52,144)
Social contribution – PASEP	(49,700)	(5,280)	(2,865)	-	(57,845)
Social contribution – COFINS	(228,945)	(24,357)	(13,206)	-	(266,508)
Service tax - ISS	(78)	(804)	(3)	-	(885)
Global Reversion Reserve	(86,285)	(18,446)	(6,876)	-	(111,607)
Energy development account - CDE	(37,169)	-	-	-	(37,169)
Fuel consumption account - CCC	(159,455)	-	-	-	(159,455)
Research and Development	(29,007)	(6,663)	(2,369)	-	(38,039)
Proinfa	(48,655)	-	-	-	(48,655)

	(663,372)	(55,550)	(53,385)	-	(772,307)

Net Operating Revenue	2,900,620	672,288	237,125	-	3,810,033

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(27,878)	-	(304,449)	-	(332,327)
Charges on the use of electric grid	(466,255)	-	-	-	(466,255)

	(494,133)	-	(304,449)	-	(798,582)

Operating cost
Personnel	(191,627)	(242,494)	-	-	(434,121)
Material	(35,612)	(11,796)	-	-	(47,408)
Third party services	(75,392)	(37,061)	-	-	(112,453)
Fuel for production of electric energy	(224,062)	-	(918,198)	-	(1,142,260)
Fossil fuel instalment subsidized by CCC (Fossil
fuel account)	193,193	-	832,041	-	1,025,234
Financial compensation for the use of hydro
resources	(155,768)	-	-	-	(155,768)
Depreciation and amortization	(435,266)	(180,880)	-	-	(616,146)
Provisions	(290,492)	3,333	(76,621)	-	(363,780)
Others	(15,678)	(15,646)	(1,170)	-	(32,494)

	(1,230,704)	(484,544)	(163,948)	-	(1,879,196)

Cost of third party services	(1,870)	(3,116)	-	-	(4,986)

	(1,726,707)	(487,660)	(468,397)	-	(2,682,764)

Gross operating income	1,173,913	184,628	(231,272)	-	1,127,269

Operating expenses
Sales expenses	(19,280)	(18,950)	(326,370)	-	(364,600)
Administrative and general expenses	(209,014)	(219,271)	(8,521)	-	(436,806)
Other operating expenses	(45,410)	(44,218)	(1,790)	-	(91,418)

	(273,704)	(282,439)	(336,681)	-	(892,824)

Service result	900,209	(97,811)	(567,953)	-	234,445

Revenue from multi-media communication	-	-	-	4,827	4,827

Result on the Equityy Method	-	-	-	(468,640)	(468,640)

Financial Revenue (Expense)
Income from financial applications	154,697	26,472	1,031	-	182,200
Arrears on energy sold	56,985	-	-	-	56,985
Monetary variation – asset	28,801	26,845	4,766	-	60,412
Monetary variation – liability	(459,511)	(218,275)	(24,613)	-	(702,399)
Debt charges	(1,054,265)	(41,450)	(4,916)	-	(1,100,631)
Others	(5,410)	(1,501)	2,370	10	(4,531)

	(1,278,703)	(207,909)	(21,362)	10	(1,507,964)

Other revenues	598	566	210	-	1,374

Other expenses	(642,052)	(14,987)	(31,561)	-	(688,600)

Operating Result	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)

Non-Operating Result				-	-

Loss before Income Tax	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)

Provision for Income Tax	-	-	-	-	0

Loss for the period	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)

Loss per share - R$	(12.39)	(3.89)	(7.54)	(5.63)	(29.44)

Marketletter – December 2008	Eletronorte

	PARENT COMPANY

	2007

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,371,637	-	-	-	1,371,637
Gross supply of electric energy	1,311,991	-	259,925	-	1,571,916
Availability of transmission grid	-	623,088	-	-	623,088
Electric energy traded at CCEE	279,687	-	-	-	279,687
Free energy	-	-	300,136	-	300,136
Other operating revenues	286,221	25,669	18	-	311,908

	3,249,536	648,757	560,079	-	4,458,372

Deductions to Operating Revenue
Sales taxes - ICMS	(13,599)	-	(25,419)	-	(39,018)
Social contribution – PASEP	(33,350)	(4,356)	(3,652)	-	(41,358)
Social contribution – COFINS	(153,636)	(20,097)	(16,835)	-	(190,568)
Service tax - ISS	(39)	(1,049)	-	-	(1,088)
Global Reversion Reserve	(79,062)	(16,663)	(6,406)	-	(102,131)
Energy development account - CDE	(34,645)	-	-	-	(34,645)
Fuel consumption account - CCC	(211,457)	-	-	-	(211,457)
Research and Development	(26,577)	(5,944)	(2,077)	-	(34,598)
Proinfa	(38,381)	-	-	-	(38,381)

	(590,746)	(48,109)	(54,389)	-	(693,244)

Net Operating Revenue	2,658,790	600,648	505,690	-	3,765,128

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(14,555)	-	(284,233)	-	(298,788)
Charges on the use of electric grid	(430,559)	-	-	-	(430,559)

	(445,114)	-	(284,233)	-	(729,347)

Operating cost
Personnel	(149,165)	(199,591)	-	-	(348,756)
Material	(21,668)	(2,989)	-	-	(24,657)
Third party services	(74,556)	(35,107)	-	-	(109,663)
Fuel for production of electric energy	(246,673)	-	(760,073)	-	(1,006,746)
Fossil fuel instalment subsidized by CCC (Fossil
fuel account)	215,009	-	695,774	-	910,783
Financial compensation for the use of hydro
resources	(126,599)	-	-	-	(126,599)
Depreciation and amortization	(342,417)	(173,473)	-	-	(515,890)
Provisions	(192,121)	(13,458)	(951)	-	(206,530)
Others	(24,679)	(14,286)	(1,384)	-	(40,349)

	(962,869)	(438,904)	(66,634)	-	(1,468,407)

Cost of third party services	(1,775)	(2,393)	-		(4,168)

	(1,409,758)	(441,297)	(350,867)	-	(2,201,922)

Gross operating income	1,249,032	159,351	154,823	-	1,563,206

Operating expenses
Sales expenses	478	(179)	(441,816)	-	(441,517)
Administrative and general expenses	(194,470)	(128,404)	(4,054)	-	(326,928)
Other operating expenses	(56,023)	(41,373)	(364)	-	(97,760)

	(250,015)	(169,956)	(446,234)	-	(866,205)

Service result	999,017	(10,605)	(291,411)	-	697,001

Revenue from multi-media communication	-	-	-	2,318	2,318

Result on the Equityy Method	-	-	-	(553,327)	(553,327)

Financial Revenue (Expense)
Income from financial applications	193,458	7,860	293	-	201,611
Arrears on energy sold	43,255	-	-	-	43,255
Monetary variation – asset	8,864	4,431	1,760	3,150	18,205
Monetary variation – liability	(197,456)	90,867	18,916	-	(87,673)
Debt charges	(744,021)	(62,945)	(7,720)	-	(814,686)
Others	(14,313)	10,961	1,717	4,286	2,651

	(710,213)	51,174	14,966	7,436	(636,637)

Other revenues	-	-	-	-	-

Other expenses	-	-	-	-	-

Operating Result	288,804	40,569	(276,445)	(543,573)	(490,645)

Non-Operating Result	(4,593)	(3,233)	(90)	-	(7,916)

Loss before Income Tax	284,211	37,336	(276,535)	(543,573)	(498,561)

Provision for Income Tax	(38,674)	(5,080)	-	-	(43,754)

Loss for the period	245,537	32,256	(276,535)	(543,573)	(542,315)

Loss per share - R$	3.52	0.46	(3.97)	(7.80)	(7.78)

Marketletter – December 2008	Eletronorte

	CONSOLIDATED

	2008

	Generation	Transmission	Comercialization /Distribution	Other	Total

Operating Revenue
Supply of electric energy	1,376,915	-	136,598	-	1,513,513
Gross supply of electric energy	1,675,957	-	225,868	-	1,901,825
Availability of transmission grid	-	703,709	12,896	-	716,605
Electric energy traded at CCEE	261,218	-	-	-	261,218
Free energy	-	-	-	-	-
Other operating revenues	249,902	24,129	3,660	-	277,691

	3,563,992	727,838	379,022	-	4,670,852

Deductions to Operating Revenue
Sales taxes - ICMS	(24,078)	-	(51,729)	-	(75,807)
Social contribution – PASEP	(49,701)	(5,279)	(5,460)	-	(60,440)
Social contribution – COFINS	(228,945)	(24,357)	(25,160)	-	(278,462)
Service tax - ISS	(78)	(804)	(61)	-	(943)
Global Reversion Reserve	(86,284)	(18,447)	(8,638)	-	(113,369)
Energy development account - CDE	(37,169)	-	(569)	-	(37,738)
Fuel consumption account - CCC	(159,455)	-	(2,878)	-	(162,333)
Research and Development	(29,007)	(6,663)	(2,938)	-	(38,608)
Proinfa	(48,655)	-	-	-	(48,655)

	(663,372)	(55,550)	(97,433)	-	(816,355)

Net Operating Revenue	2,900,620	672,288	281,589	-	3,854,497

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(27,878)	-	(304,449)	-	(332,327)
Charges on the use of electric grid	(466,255)	-	-	-	(466,255)

	(494,133)	-	(304,449)	-	(798,582)

Operating cost
Personnel	(191,627)	(242,494)	(19,610)	-	(453,731)
Material	(35,613)	(11,796)	(242)	-	(47,651)
Third party services	(75,392)	(37,061)	(1,354)	-	(113,807)
Fuel for production of electric energy	(224,062)	-	(918,198)	-	(1,142,260)
Fossil fuel instalment subsidized by CCC (Fossil
fuel account)	193,193	-	832,041	-	1,025,234
Financial compensation for the use of hydro
resources	(155,768)	-	-	-	(155,768)
Depreciation and amortization	(435,391)	(180,880)	(3,928)	-	(620,199)
Provisions	(290,492)	3,333	(76,621)	-	(363,780)
Others	(15,678)	(15,646)	(1,382)	-	(32,706)

	(1,230,830)	(484,544)	(189,294)	-	(1,904,668)

Cost of third party services	(1,870)	(3,116)	-	-	(4,986)

	(1,726,833)	(487,660)	(493,743)	-	(2,708,236)

Gross operating income	1,173,787	184,628	(212,154)	-	1,146,261

Operating expenses
Sales expenses	(19,280)	(18,950)	(362,191)	-	(400,421)
Administrative and general expenses	(209,014)	(219,271)	(34,849)	-	(463,134)
Other operating expenses	(45,410)	(44,217)	(2,002)	-	(91,629)

	(273,704)	(282,438)	(399,042)	-	(955,184)

Service result	900,083	(97,810)	(611,196)	-	191,077

Revenue from multi-media communication	-	-	-	4,827	4,827

Result on the Equityy Method	-	-	-	(432,002)	(432,002)

Financial Revenue (Expense)
Income from financial applications	154,697	26,472	1,073	-	182,242
Arrears on energy sold	56,985	-	-	-	56,985
Monetary variation – asset	28,801	26,845	30,498	-	86,144
Monetary variation – liability	(459,655)	(218,275)	(32,253)	-	(710,183)
Debt charges	(1,056,355)	(41,450)	(12,201)	-	(1,110,006)
Others	(4,484)	(1,501)	837	10	(5,138)

	(1,280,011)	(207,909)	(12,046)	10	(1,499,956)

Other revenues	598	566	210	-	1,374

Other expenses	(642,057)	(14,987)	(32,834)	-	(689,878)

Operating Result	(1,021,387)	(320,140)	(655,866)	(427,165)	(2,424,558)

Non-Operating Result					-

Loss before Income Tax	(1,021,387)	(320,140)	(655,866)	(427,165)	(2,424,558)

Provision for Income Tax	-	-	-	-	-

Loss for the period	(1,021,387)	(320,140)	(655,866)	(427,165)	(2,424,558)

Loss per share - R$	(12.40)	(3.89)	(7.96)	(5.19)	(29.44)

Marketletter – December 2008	Eletronorte

	CONSOLIDATED

	2007

	Generation	Transmission	Comercialization /Distribution	Other	Total

Operating Revenue
Supply of electric energy	1,765,976	-	1,157,908	-	2,923,884
Gross supply of electric energy	1,262,414	-	264,256	-	1,526,670
Availability of transmission grid	-	623,088	-	-	623,088
Electric energy traded at CCEE	279,687	-	-	-	279,687
Free energy	-	-	300,136	-	300,136
Other operating revenues	2,251	25,669	9,592	-	37,512

	3,310,328	648,757	1,731,892	-	5,690,977

Deductions to Operating Revenue
Sales taxes - ICMS	(44,197)	-	(274,953)	-	(319,150)
Social contribution – PASEP	(33,349)	(4,356)	(5,843)	-	(43,548)
Social contribution – COFINS	(153,637)	(20,097)	(27,421)	-	(201,155)
Service tax - ISS	(39)	(1,049)	(45)	-	(1,133)
Global Reversion Reserve	(79,062)	(16,663)	(32,555)	-	(128,280)
Energetic development account - CDE	(34,645)	-	(456)	-	(35,101)
Fuel consumption account - CCC	(211,457)	-	(44,682)	-	(256,139)
Research and Development	(26,577)	(5,944)	(11,499)	-	(44,020)
Proinfa	(38,381)	-	-	-	(38,381)

	(621,344)	(48,109)	(397,454)	-	(1,066,907)

Net Operating Revenue	2,688,984	600,648	1,334,438	-	4,624,070

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(14,555)	-	(1,029,789)	-	(1,044,344)
Charges on the use of electric grid	(430,559)	-	-	-	(430,559)

	(445,114)	-	(1,029,789)		(1,474,903)

Operating cost
Personnel	(200,280)	(199,590)	(28,431)	-	(428,301)
Material	(27,485)	(2,989)	(4,259)	-	(34,733)
Third party services	(81,416)	(35,107)	(37,864)	-	(154,387)
Fuel for production of electric energy	(1,174,323)	-	(760,073)	-	(1,934,396)
Fossil fuel instalment subsidized by CCC
(Fossil fuel account)	998,685	-	695,774	-	1,694,459
Financial compensation for the use of hydro
resources	(130,455)	-	-	-	(130,455)
Depreciation and amortization	(386,683)	(173,472)	(33,210)	-	(593,365)
Provisions	(192,121)	(13,458)	(951)	-	(206,530)
Others	(26,570)	(14,287)	(2,038)	-	(42,895)

	(1,220,648)	(438,903)	(171,052)	-	(1,830,603)

Cost of third party services	(1,775)	(2,393)	-	-	(4,168)

	(1,667,537)	(441,296)	(1,200,841)	-	(3,309,674)

Gross operating income	1,021,447	159,352	133,597	-	1,314,396

Operating expenses
Sales expenses	478	(178)	(551,862)	-	(551,562)
Administrative and general expenses	(244,484)	(128,404)	(82,884)	-	(455,772)
Other operating expenses	(75,735)	(41,373)	7,601	-	(109,507)

	(319,741)	(169,955)	(627,145)	-	(1,116,841)

Service result	701,706	(10,603)	(493,548)	-	197,555

Revenue from multi-media communication	-	-	2,318		2,318

Result on the Equityy Method	-	-	-	-	-

Financial Revenue (Expense)
Income from financial applications	193,458	7,860	308	-	201,626
Arrears on energy sold	43,255	-	34,459	-	77,714
Monetary variation – asset	14,470	4,430	4,910	-	23,810
Monetary variation – liability	(204,116)	90,867	15,617	-	(97,632)
Debt charges	(788,881)	(62,945)	(14,455)	-	(866,281)
Others	(19,656)	10,960	(25,795)	4,286	(30,205)

	(761,470)	51,172	15,044	4,286	(690,968)

Other revenues	-	-	-	-	-

Other expenses	-	-	-	-	-

Operating Result	(59,764)	40,569	(476,186)	4,286	(491,095)

Non-Operating Result	(3,937)	(3,233)	(296)	-	(7,466)

Loss before Income Tax	(63,701)	37,336	(476,482)	4,286	(498,561)

Provision for Income Tax	(38,674)	(5,080)	-	-	(43,754)

Loss for the period	(102,375)	32,256	(476,482)	4,286	(542,315)

Loss per share - R$	(1.47)	0.46	(6.84)	0.06	(7.78)

Marketletter – December 2008	Eletronorte

Cash Flow for the period ended on December 31 (R$ thousand)

	Parent Company		Consolidated

	2008	2007	2008	2007

Operating Activities

Loss for the period	(2,424,558)	(542,315)	(2,424,558)	(542,315)

Expenses(revenues) not affecting cash
Depreciation and amortization	631,883	531,998	637,245	624,163
Long-term monetary and currency variation	625,075	8,869	630,959	67,397
Decreases in the fixed assets	34,843	6,931	34,843	30,693
Provision for credits of questionable liquidation	659,406	254,439	682,545	328,208
Provisions for contingencies	120,390	66,240	120,390	71,755
Provisions for adjustments of asset recovery	649,253	-	649,253	-
Equityy method	468,640	553,327	432,002	-

	764,932	879,489	762,679	579,901

Variation of current asset
Consumers, concessionaires and affiliates	(90,062)	(124,771)	(119,450)	(173,155)
Stored materials	(11,148)	(29,825)	(11,196)	(32,483)
Expenses paid in advance	231	309	231	244
Debtors	(998)	10,458	(862)	8,374
Other credits	1,893	(55,796)	1,789	(62,655)

	(100,084)	(199,625)	(129,488)	(259,675)

Variation of current liability
Suppliers	6,053	(463)	49,922	157,819
Research and Development	(9,187)	21,381	(11,560)	21,381
Payment-roll	2,200	6,482	2,313	7,415
Taxes and social contributions	(21,198)	36,495	(21,249)	39,050
Regulatory taxes	(6,543)	3,999	(6,532)	4,494
Estimated obligations	6,781	(10,117)	7,366	(7,952)
Private security fund	(10,621)	1,637	(10,621)	1,637
Other payable accounts	(29,158)	64,912	12,769	107,669

	(61,673)	124,326	22,408	331,513

Application in non-current assets
ICMS tax to recover	(173,501)	(141,092)	(180,669)	(138,559)
Tax and social contribution	3,248	(11,130)	3,248	(117,177)
Legal deposits	(18,695)	384	(18,695)	(9,319)
Holding and controlled co’s	129,377	15,527	129,377	14,846
Public bonds and marketable securities	(147)	(44)	(147)	(44)
Consumers, concessionaires and affiliates	-	462,715	4,279	456,791
Expenses paid in advance	730	(3,084)	730	(3,084)
Others	(30,303)	16,601	(30,945)	10,012

	(89,291)	339,877	(92,822)	213,466

Increase (decrease) in non-current liabilities
Suppliers	-	(236,172)	-	(236,172)
Research and development	28,540	-	32,187	-
Taxes and social contributions	1,881	(2,817)	1,881	(2,817)
Private security fund	-	(9,716)	-	(9,716)
ICMS paid on CCC	(45,695)	(36,101)	(45,695)	(36,339)
	-	-	-	78,575

Total of Operating Activities	(15,274)	(284,806)	(11,627)	(206,469)

Investment Activities

Acquisition in permanent assets	498,610	859,261	551,150	658,736

Increase in investments
	(347,703)	(606,098)	(397,129)	(674,874)
Financing Activities	(108,068)	(53,000)	(108,068)	(53,000)

Financing obtained – long-term	(455,771)	(659,098)	(505,197)	(727,874)

Charges on loans and financing to pay
Financing granted	793,329	2,121,275	793,329	2,172,613
Loans and financing received	1,100,302	922,881	1,103,284	929,987
Interest received on loans and financing	(439,478)	(237,331)	(439,478)	-
Interest to the received on loans and financing	123,449	-	123,449	-
Monetary variation on loans and financing	67,012	-	67,012	-
Payment of loans	(66,777)	-	(66,777)	-
Payment of charges	19,776	34,490	19,776	34,372
Resources destined for capital increase	(238,012)	(1,037,368)	(243,516)	(1,052,509)
	(1,214,106)	(3,647,561)	(1,214,106)	(3,654,708)
Total of cash effects	-	1,216,939	-	1,216,939

Cash and cash equivalent – beginning of period	145,495	(626,675)	142,973	(353,306)

Cash and cash equivalent – end of period	188,334	(426,512)	188,926	(422,444)

Increase in cash and cash equivalent	1,098,160	1,524,673	1,101,744	1,543,702
	1,286,494	1,098,161	1,290,670	1,121,258

	188,334	(426,512)	188,926	(422,444)

Marketletter – December 2008	Eletronorte

	EBITDA		EBITDA Margin

	2008	2007	2008	2007

Parent Company	386.78	661.88	10.15%	17.58%
Consolidated	384.10	793.24	9.97%	17.15%

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy MW	Energy generated -MWh		Beginning of the concession/ Authorization	End of Concession

			4 th qrt/08	2008

HPU Coaracy Nunes	76.95		122,793	605,767	Regulation nº 038 dated Feb 13,1992 (decree nº 35,701 dated Jun 23,1954)	8/7/2015

HPU Tucuruí	8,370.00	4,140	5,635,932	36,724,033	Concession Decree 74,279 dated Jul 11,1974 – First Unit – Dec 30, 1984 – Regulation DNAEE 58 dated May 18, 1983	11/7/2024

HPU Samuel	216.75		103,909	851,923	Concession Decree 83,975 dated Sep 9,1979	14/9/2009

HPU Curuá-Una	30.30	24	66,879	253,890	Concession transfer of Celpa’s Unit Curuá-Una to Eletronorte, as per Resolution nº 345 of Oct 18, 2005	27/7/2028

TPU Electron	120.00		-	-	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Madeira	119.35		6,595	24,774	Regulation MME 1,130 dated Sep 08, 1988 authorizes Eletronorte to establish the Rio Madeira Unit	Not determined

TPU Santana	178.10		168,411	446,035	Regulation MME 414 dated Dec 02, 1994 authorizes Eletronorte to establish the TEP Santana.	Not determined

TPU Rio Branco I	18.60		77.391	239	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Branco II	31.80		1,016.945	1,898	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Acre	45.49		4,013	7,599	Regulation DNAEE 235 dated Oct 21, 1988 and regulation MME 343 dated May 19, 1989 authorizes Eletronorte to establish the Rio Acre Unit (3x10,000 kW); regulation DNAEE 606 dated Aug 31,1994 revokes regulation DNAEE 235 and authorizes the installation of 2 generation units of 21,500 kW.	Not determined

TPU Senador Arnon Afonso Farias de Mello	85.92		0	0	Resolution Aneel 1,018 dated Aug 21, 2007 authorizes the transfer of Boa Vista Energia Unit to Eletronorte	Not determined

Electric energy purchased for resale

	4th qrt/08	2008

MWh	824,443	2,868,184
R$ million	98	315

Energy sold

Sale	4th qrt/08		2008

	R$ million	MWh	R$ million	MWh

Through auction	334.42	4,054,443.45	1,179.98	15,023,890.38
Through free market agreements or bilateral contracts	599.86	5,531,712.08	2,302.29	22,774,984.24

Total	934.28	9,586,155.53	3,482.27	37,798,874.62

CCEE liquidation - Sold

Type of contract	UNIT	4th qrt/08	2008

	R$ million	360.37	1,140.97
CCEE	MWh	3,895,721.77	15,331,692.34
	MW average	1,765.17	6,987.34

Marketletter – December 2008	Eletronorte

	EBITDA		EBITDA Margin

	2008	2007	2008	2007

Parent Company	386.78	661.88	10.15%	17.58%
Consolidated	384.10	793.24	9.97%	17.15%

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy MW	Energy generated - MWh		Beginning of the concession/ Authorization	End of Concession

			th 4 qrt/08	2008

HPU Coaracy Nunes	76.95		122,793	605,767	Regulation nº 038 dated Feb 13,1992 (decree nº 35,701 dated Jun 23,1954)	8/7/2015

HPU Tucuruí	8,370.00	4,140	5,635,932	36,724,033	Concession Decree 74,279 dated Jul 11,1974 – First Unit – Dec 30, 1984 – Regulation DNAEE 58 dated May 18, 1983	11/7/2024

HPU Samuel	216.75		103,909	851,923	Concession Decree 83,975 dated Sep 9,1979	14/9/2009

HPU Curuá-Una	30.30	24	66,879	253,890	Concession transfer of Celpa’s Unit Curuá-Una to Eletronorte, as per Resolution nº 345 of Oct 18, 2005	27/7/2028

TPU Electron	120.00		-	-	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Madeira	119.35		6,595	24,774	Regulation MME 1,130 dated Sep 08, 1988 authorizes Eletronorte to establish the Rio Madeira Unit	Not determined

TPU Santana	178.10		168,411	446,035	Regulation MME 414 dated Dec 02, 1994 authorizes Eletronorte to establish the TEP Santana.	Not determined

TPU Rio Branco I	18.60		77.391	239	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Branco II	31.80		1,016.945	1,898	Regulation 156 dated Jul 06, 1990 authorizes Eletronorter to establish, for regulation purposes	Not determined

TPU Rio Acre	45.49		4,013	7,599
Regulation DNAEE 235 dated Oct 21, 1988 and regulation MME 343 dated May 19, 1989 authorizes Eletronorte to establish the Rio Acre Unit (3x10,000 kW); regulation DNAEE 606 dated Aug 31,1994 revokes regulation DNAEE 235 and authorizes the installation of 2 generation units of 21,500 kW.
						Not determined

TPU Senador Arnon Afonso Farias de Mello	85.92		0	0	Resolution Aneel 1,018 dated Aug 21, 2007 authorizes the transfer of Boa Vista Energia Unit to Eletronorte	Not determined

Electric energy purchased for resale

	4th qrt/08	2008

MWh	824,443	2,868,184
R$ million	98	315

Energy sold

	4th qrt/08		2008

Sale	R$ million	MWh	R$ million	MWh

Through auction	334.42	4,054,443.45	1,179.98	15,023,890.38
Through free market agreements or bilateral contracts	599.86	5,531,712.08	2,302.29	22,774,984.24

Total	934.28	9,586,155.53	3,482.27	37,798,874.62

CCEE liquidation - Sold

Type of contract	UNIT	4th qrt/08	2008

	R$ million	360.37	1,140.97
CCEE	MWh	3,895,721.77	15,331,692.34
	MW average	1,765.17	6,987.34

Marketletter – December 2008	Eletronorte

CCEE liquidation - Purchase

Type of contract	UNIT	4th qrt/08	2008

	R$ million	393.30	947.44
CCEE	MWh	7,260,263.89	14,136,306.65
	MW average	3,289.65	6,414.10

CCEE liquidation - Net

Type of contract	UNIT	4th qrt/08	2008

	R$ million	(32.94)	193.52
CCEE	MWh	(3,364,542.12)	1,195,385.69
	MW average	(1,524.49)	573.23

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric unit	Quantity	Value R$ million	Quantity	Value R$ million

Diesel oil	Litre	64,001,813	167,249,040.47	180,296,391	414,622,122.84
PTE oil	litre	128,639,150	315,951,555.26	396,064,641	911,369,924.11

Losses in generation - %

4th qrt/08	2008

0.17	0.10

Losses in transmission - % (Isolated System)

4th qrt/08	2008

2.71	2.75

Average tariff – R$/MWh

4th qrt/08	2008

92.37	89.99

Extension of transmission lines (km) – 12/31/08

Concession Area		Extension (km)	Tension	Operation		End of the Concession

Isolated System
Abunã	Rio branco	302.00	230	November	2002
Ariquemes	Jarú	83.82	230	December	1997
Jarú	Ji-Paraná	80.69	230	December	1997
Samuel	Ariquemes	151.60	230	August	1994
Samuel	Porto Velho	40.55	230	July	1989
Samuel	Porto Velho	40.55	230	July	1989
Samuel ( Usina )	Samuel (SE)	2.85	230	July	1989
Porto Velho	Abunã	188.00	230	May	2002
Boa Vista	Santa Elena	190.20	230	July	2001
Ji-Paraná	Pimenta Bueno	117.80	230	June	2008
Pimenta Bueno	Vilhena	160.20	230

Sub-total 230 kV		1,358.26

Coaracy Nunes	Santana	108.00	138	October	1975
Coaracy Nunes	Santana	109.00	138	February	2005
Santana	Portuária	4.00	138	April	1996
Coaracy Nunes	Tartarugalzinho	87.00	138	June	2000
Abunã	Guajará mirim	129.00	138	May	2002
Rio Branco	Epitaciolândia	194.48	138	March	2008
Ji-Paraná	Rolim de Moura	108.00	138	August	2008

Sub-total 138 kV		739.48

Rio Branco	Tangará	19.02	69	February	2003
Rio Branco	Tangará	19.02	69	February	2003
Rio Branco	São Francisco	8.68	69	November	2002
Rio Branco	São Francisco	8.68	69	November	2002
Santana	Macapá II	20.00	69	November	1996
Santana	Equatorial	13.00	69	August	2000
Tartarugalzinho	Calçoene	130.00	69	December	2001
Tartarugalzinho	Amapá	17.00	69	February	2002
Alfaville	Rio Madeira	15.93	69	July	1989
Alfaville	Rio Madeira	15.93	69	July	1989
Porto Velho	Areal	11.82	69	April	1999

Marketletter – December 2008	Eletronorte

Porto Velho	Areal	13.14	69	September	1999
Porto Velho	Alfaville	0	69	July	1989
Porto Velho	Alfaville	0	69	July	1989
Santana	Santa rita	12.60	69	December	2007
Rio branco	Sena Madureira	152.00		August	2008
Equatorial	Santa Rita	5.09		September	2008
Porto Velho	Tiradentes	6.25		November	2008
Porto Velho	Tiradentes	6.25		November	2008
Tiradentes	Alfaville	7.18		November	2008
Tiradentes	Alfaville	7.18		November	2008

Sub-total 69 kV		488.78

Rio Acre	Rio Branco I	0.21	13.8	December	1994
Rio Acre	São Francisco	0.86	13.8	January	2002
Rio Branco II	Rio Branco I	6.20	13.8	December	1994
Rio Branco II	São Francisco	6.36	13.8	January	2002
Samuel ( Usina )	Samuel (SE)	1.14	13.8	July	1989
Rio Branco II	Tangará	3.00		January	2001

Sub-total 13.8 kV		17.77

Total Isolated System		2,604.29

Interconnected System

Colinas	Miracema	173.97	500	March	1999	July de 2015
Imperatriz	Colinas	342.60	500	March	1999	July de 2015
Imperatriz	Marabá	181.09	500	April	1981	July de 2015
Imperatriz	Marabá	181.82	500	March	1988	July de 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	July de 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	July de 2015
Tucuruí	Marabá	222.14	500	October	1981	July de 2015
Tucuruí	Marabá	221.70	500	February	1988	July de 2015
Pres. Dutra	Boa Esperança	205.39	500	October	1982	July de 2015
São Luiz II	Pres. Dutra	299.83	500	July	1984	July de 2015
São Luiz II	Pres. Dutra	297.85	500	March	1986	July de 2015
Tucuruí	Vila do Conde	327.10	500	December	1981	July de 2015
				November
				1984 to May
Tucuruí ( Usina )	Tucuruí (SE)	10.71	500	2005

Sub-total 500 kV		3,236.10

Altamira	Rurópolis	330.02	230	October	1988	July de 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	July de 2015
Rondonópolis	Coxipó	187.80	230	December	1988	July de 2015
Rondonópolis	Coxipó	187.80	230	July	1984	July de 2015
Coxipó	Nobres	105.00	230	April	2001	July de 2015
Nobres	Nova Mutum	110.00	230	April	2001	July de 2015
Nova mutum	Sorriso	150.00	230	April	2001	July de 2015
Sorriso	Sinop	86.00	230	April	2001	July de 2015
Guamá	Utinga	19.40	230	December	1981	July de 2015
Guamá	Utinga	19.40	230	December	1981	July de 2015
Imperatriz	Porto Franco	110.10	230	October	1994	July de 2015
Jauru	Coxipó	366.00	230	June	2003	July de 2015
Jauru	Coxipó	366.00	230	June	2003	July de 2015
Miranda II	Peritoró	94.20	230	December	2002	July de 2015
Pres. Dutra	Peritoró	115.00	230	March	2003	July de 2015
Peritoró	Coelho neto	223.00	230	July	2006	July de 2015
Coelho neto	Teresina	127.10	230	December	2006	July de 2015
São Luiz II	Miranda II	105.30	230	November	2002	July de 2015
São Luiz II	São Luiz I	18.60	230	January	1983	July de 2015
São Luiz II	São Luiz I	19.00	230	December	1988	July de 2015
Tucuruí	Altamira	317.60	230	June	1998	July de 2015
Utinga	Santa Maria	93.02	230	December	1994	July de 2015
Vila do Conde	Guamá	49.30	230	April	1981	July de 2015
Vila do Conde	Guamá	49.30	230	December	1982	July de 2015
Marabá	Carajás	145.00	230	October	2004	July de 2015
Barra Peixe	Rondonópolis	217.00	230	May	2008
Rio Verde (Barra do Peixe)	Rondonópolis	177.83	230	July	1983
São luiz ii	Ute São Luiz	0.05	230	January	1982
Carajás	Integradora	83.00	230	August	2008

Sub-total 230 kV		4,080.71

Tucuruí-Vila	Cameta	214.21	138	August	1998	July de 2015
Coxipó	Rondonopolis-Cemat	188.60	138	July	1981	July de 2015
Couto Magalhães	Rondonopolis-Cemat	176.00	138	April	1981	July de 2015
Curuá-Una	Tapajós-Celpa	68.80		January	2006

Sub-total 138 kV		647.61

Tucuruí	Tucuruí vila	2.30	69	July	1997
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	December	1985

Marketletter – December 2008	Eletronorte

Sub-total 69 kV	5.10

Total Interconnected System	7,969.52

Total Geral	10,573.81

Main investments – R$ million

Projects	4th qrt/08	2008

Transmission	101,649,454	282,131,860

TS Acre/Rondônia	11,231,956	50,078,732
TS Amapá	1,179,078	4,201,697
TS Roraima	2,337,006	5,713,023
Reinforcement of the Isalated System	4,687,639	14,283,979
TS North/Northeast-Maranhão	10,747,961	37,792,042
TS Mato Grosso	2,727,150	3,976,423
Transmission system maintenance	22,102,062	46,130,982
TS North/Northeast-Pará	7,785,586	26,455,037
TL Oiapoque-Calçoene	373,044	1,245,855
TL Maranhão Implantation	697,533	3,455,149
Reinforcement interconnected system	37,780,439	88,798,941

Generation	16,488,888	48,521,911

HPU Coaracy 2nd stage	-	964,166
Generation system maintenance	12,398,536	26,260,724
HPU Tucuruí	4,090,352	20,330,837
HPU Curuá-Una-Amplia	-	966,184

Others	7,195,017	81,201,776

Preservation and conservation	4,715,720	11,473,816
Infrastructure - real estate	-	445,134
Infrastructure – other assets	453,587	1,371,457
Infrastructure - tecnologies	1,856,006	6,646,186
Headquarters	169,704	61,265,183

TOTAL	125,333,359	411,855,547

Loans and financing – R$ million,

Creditor	Currency	Value	Due to

Eletrobrás
BID	US$	508.7	6/4/2024
CAF	US$	89.0	4/8/2014
EXIMBANK	Yen	241.6	6/4/2024
ECF-1848/98	IGPM	2,863.6	30/12/2024
DEL-012/2007 ELB	IGPM	2,504.7	30/12/2024
ECF-1424/96	RGR	25.4	30/6/2016
ECF-1545/97	RGR	94.0	30/3/2016
ECF-1554/97 RN	RGR	20.3	30/6/2016
ECF-1630/97 RN	RGR	1.4	30/4/2016
ECF-1659/97 RN	RGR	2.3	30/6/2016
ECF-1674/97 RN	RGR	4.1	30/3/2009
ECF-1679/97 RN	RGR	1.1	30/8/2011
ECF-2092/01 N	RGR	319.9	30/9/2022
RES-765/02	RGR	717.2	29/10/2012
RES-766/02	RGR	178.0	29/10/2012

Total		7,571.3

Financing Institution
CREDIT BALBINA-0111- FRETES	Euro	0.1	31/12/2013
CREDIT NATIONAL-0118- BALBINA	Euro	0.5	31/12/2015
CREDIT NATIONAL- 0122-SAMUEL	Euro	3.2	31/12/2016
CREDIT NATIONAL- 0184-	Euro	0.1	31/12/2012
DMLP - Tesouro Nacional	Euro	5.2	15/4/2014

Total		9.1

BNDES - 03.2.782.3.1	R$	790.7	15/9/2016

Total		790.7

Supplier PETROBRAS DISTRIBUIDORA S/A	R$	243.6	31/7/2011

Total		243.6

Total Geral		8,614.7

Contract obligations – 12/31/08

Loans and Financing	2009	2010	2011	2012	2013	After 2013

Generation	394.9	509.0	466.5	374.3	354.9	5,675.8
Transmission	65.4	63.8	62.5	61.3	60.0	437.3

Marketletter – December 2008	Eletronorte

Commercialization	12.4	12.4	12.4	12.4	12.4	27.0

Total	472.7	585.2	541.4	448.0	427.3	6,140.1

Energy Purchase	2008	2009	2010	2011	2012	2013	2014	Após 2014
Agreement

Termo Norte	249.091	69.517	0.000	0.000	0.000	0.000	0.000	0.000
Edelca	83.370	104.296	104.219	107.217	110.053	113.613	117.316	636.496
CCEE	15.282	15.282	15.282	15.282	15.282	15.282	15.282	91.697

	347.743	189.096	119.501	122.499	125.335	128.895	132.598	728.193

Partnership

Generation

SPC/Consortium	Assured Energy - MW	Participation %	Project Value R$ million	Partnership

				Partners	%

				Neoenergia	51
Dardanelos (Aripuanã; Água das Pedras)	261MW (installed capacity)247 MW (assured energy)	24.5	760.8
				Chesf	24.5

AMAPARI Energia S.A.	TPU Serra do Navio 24 MW (assured energy)21 MW (installed capacity)	49.00	65	MPX Mineração e Energia LTDA	51.00

	PCH Capivara 30 Mw (installed capacity)

Transmission

SPE/Consortium	Object	Participation %	Project Value R$ milion	Partnership		In operation

				Partner	%	Yes	No

AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá- Rondonópolis, in 230 KV with 193 Km Cuiabá split substation	49	116	Bimetal Indústria Metalúrgica Ltda	24.5	X

				Alubar Cabos SA	13.25

				Linear Participações e Incorporações Ltda	13.25

INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema- Gurupi-Peixe Nova-Serra da Mesa 2, in 500KV with 695 Km	37	500	Fundo de Investimento em Participação Brasil Energia	51	X

				Chesf	12

BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 and Maggi - Nova Mutum, both in 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	45	238.	Terna Participações S.A	35		X

				Bimetal Indústria Metalúrgica Ltda	20

Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri, in 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1,114	Fundo de Investimento em Participação Brasil Energia	20.5		X

				Abengoa	30

				Chesf	19.5

Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho - stations (Back-to-Back), 400 MW and LT Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with 17,30 km.	24.5	500	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

Estação Transmissora de Energia S.A.	Converse Station 01 CA/CC, 500/±600 KV and Converse Station 01 CC/CA, ±600/500 kV	24.5	1,400	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

Norte Brasil Transmissora de Energia S.A	Collect TL Porto Velho (RO) – Araraquara (SP), ±600 KV with 2.375 Km	24.5	1,700	Eletrosul	24.5		X

				Abengoa Concessões Brasil Holding S.A.	25.5

				Construtora Andrade Gutierrez	25.5

Marketletter – December 2008	Eletronorte

New owner investments – Transmission

Project	State/ Venue	Total of Investment R$ millions	Extension km	Operation	End of Concession

TL São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA	MA	75,00	35	set/09	2039

TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves	MA/PI	102.04	95	jun/10	2040

TL Presidente Dutra - São Luis II C1 e C2 / SE Miranda II - Seccionamento da LT	MA	86.75	3.24	out/10	2040

Number of employees – 12/31/08

Composition of	Number of
employees by tenure	employees
(Years)

Up to 5	1,422
6 to 10	56
11 to15	60
16 to 20	777
21 to 25	593
over 25	817

Total	3,725

Department	Number of
employees

Field	1,538
Administrative	2,187

Total	3,725

Complementary work force – 12/31/08

Contracted	Other (*)

669	21

(*) Employees from others companies of the Eletrobrás System

Marketletter – December 2008	Boa Vista (Eletronorte Subsidiary)

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	3,317	3,576
Open-market applications	859	8
Consumers and Concessionaire	138,501	109,113
Provision for credits of questionable liquidation	(95,411)	(73,260)
Debtors	992	1,128
Stored materials	1,840	1,792
ICMS tax to recover	7,333	9,177
Others Credits	3,987	2,375

	61,418	53,909

Non- Current Assets
Long-term asset
ICMS tax to recover	35,900	28,732
Consumers and concessionaire	13,181	17,460
Other credits	1,443	801

	50,524	46,993

Property, plant and equipment	128,185	84,148

Intangible	984	957

	179,693	132,098

Total Assets	241,111	186,007

Marketletter – December 2008	Boa Vista (Eletronorte Subsidiary)

Liabilities and Stockholders’ Equityy	2008	2007
		Reclassified

Current Liabilities
Suppliers	70,498	26,629
Payment-roll	957	844
Loans and Financing	7,837	1,979
Regulatory taxes	908	897
Taxes and social contributions	1,956	2,007
Estimated obligations	3,883	3,298
Provisions for Contingencies	903	904
Research and Development / Energy Efficiency	2,706	5,079
Associated, Subsidiaries, Holding co.	42,370	245
Other payable accounts	943	1,141

	132,961	43,023

Non-Current Liabilities
Loans and Financing	43,311	45,154
Research and Development / Energy Efficiency	3,647	-

	46,958	45,154

Stockholders’ Equityy
Social Capital	320,743	320,743
Accrued losses	(259,551)	(222,913)

	61,192	97,830

Total Liabilities and Stockholders’ Equityy	241,111	186,007

Marketletter – December 2008	Boa Vista (Eletronorte Subsidiary)

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007
		Reclassified

Operating Revenue
Supply of electric energy	136,598	124,302
Gross supply of electric energy	4,337	3,991
Use of distribution grid	12,897	10,933
Other operating revenues	3,460	3,318

	157,292	142,544

Deductions to Operating Revenue
ICMS on the sale of energy	(23,663)	(14,756)
Social contribution - PIS/PASEP	(2,595)	(2,190)
Social contribution - COFINS	(11,954)	(10,587)
Service tax - ISS	(58)	(45)
Global Reversion Reserve	(1,762)	(1,840)
Charge Energetic Efficiency Project	(569)	(456)
Charge Fuel consumption account - CCC	(2,878)	(2,652)
Charge Research and Development	(569)	(583)

	(44,048)	(33,109)

Net Operating Revenue	113,244	109,435

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(68,780)	(62,116)

	(68,780)	(62,116)

Cost of operation
Personnel	(19,610)	(15,187)
Material	(243)	(275)
Fuel for production of electric energy	-	(129)
Third party services	(1,354)	(1,791)
Depreciation and amortization	(4,053)	(4,698)
Others	(212)	347

	(25,472)	(21,733)

	(94,252)	(83,849)

Operating result	18,992	25,586

Operating Expenses
Sales expenses	(35,821)	(28,293)
Administrative and general expenses	(26,328)	(22,921)
Other operating expenses	(211)	7,965

	(62,360)	(43,249)

Result of Service	(43,368)	(17,663)

Other revenues (expenses)	(1,278)	183

Operating Result	(44,646)	(17,480)

Financial result
Income from financial applications	42	15
Income on repassed loans and financings	-	1
Monetary variation – asset	25,732	19,520
Monetary variation – liability	(7,784)	(3,418)
Debt charges	(9,375)	(5,467)
Others	(607)	(1,280)

	8,008	9,371

Loss for the period	(36,638)	(8,109)

Loss per share - R$	(0.14)	(0.03)

Marketletter – December 2008	Boa Vista (Eletronorte Subsidiary)

			R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

(39.32)	(12.97)	(34.72%)	(11.85%)

Market Data

Electric energy purchased for resale

	4th qrt/08	2008

MWh	149,495.42	550,544.59
R$ million	29.541	103,904

Energy sold

	4th qrt/08		2008

Class	R$ million	MWh	R$ million	MWh

State utilities	0.984	3,369	3,689	13.329
Industrial	1.382	3,445	5,444	13.704
Residential	21.433	52,674	73,266	190.407
Commercial	10.636	25,903	36,380	92.106
Other	8.212	24,175	29,268	90.438

Total	42.647	109,566	148,047	399.984

Losses - %

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

8.45	6.66	9.31	7.21

DEC- Duration of interruptions - in hours

4th qrt/08	2008

3.17	13.67

FEC – Frequency of interruptions – Number of outages

4th qrt/08	2008

6.94	34.24

TMA – Average response time – in minutes

4th qrt/08	2008

45.14	40.81

Extension of distribution lines (km) – 12/31/08

km	Voltage (kV)

1,036.566	127V ou 220V
920.221	13.8kV
42,8	69kV

Average tariff – R$/MWh

4th qrt/08	2008

378.10	327.90

Main Investments - R$ million

Project	4th qrt/08	2008

Distribuition	45,726	50,470

Maintenance of energy distribution system	44,984	48,157
Maintenance of energy distribution and commercialization system	0,742	2,313

Others	0,495	1,073

Maintenance of assets and property	0,237	0,270
Maintenance of vehicles and turbinery	0,258	0,803

Total	46,221	51,543

Loans and Financing – R$ million

Marketletter – December 2008	Boa Vista (Eletronorte Subsidiary)

Creditor	Balance on 12/31/08	Date due	Currency

Eletrobrás	7.87	30/10/2014	R$

Eletrobrás	7.00	30/10/2014	R$

Eletrobrás	1.62	30/11/2014	R$

Eletrobrás	0.30	30/10/2014	R$

Eletrobrás	0.23	30/10/2014	R$

Eletronorte	34.12	30/11/2013	R$

Contract obligations on 12/31/08– R$ million

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2014

Eletrobrás		2.18	2.53	2.78	3.06	3.38	3.09

Eletronorte		5.66	6.25	6.90	7.62	7.69	-

Energy Purchase Agreement	2008	2009	2010	2011	2012	2013	2013 to 2017

	103.90	112.58	121.80	138.95	171.90	182.72	1,091.13

Default – more than 120 days – on 12/31/08

Class	R$ million

Industrial	0.09
Residential	0.28
Commercial	0.28
Other	97.90

Total	98.55

Number of employees – on 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

141	41	0	35	51	17	285

Department	Number of employees

Field	144
Administrative	141

Complementary work force – 12/31/08

Contracted	Other

9	4

Marketletter – December 2008	Eletronuclear

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	15,650	27,050
Financial applications	104,077	36,869
Concessionaires and affiliates	284,037	276,972
Debtors	37,021	25,464
Storage
- Nuclear fuel elements	286,903	243,325
- Stored goods	36,161	42,990
Actuarial assets	24,656	21,182
Tax credits	40,659	34,854
Cost of maintenance of stoppages of units – deferred	31,365	39,476
Other rights	2,570	2,988

	863,099	751,170

Non-Current Assets
Stored materials
- Uranium concentrate	104,442	71,301
- Nuclear fuel elements	146,736	194,633
- Stored goods	259,213	242,615
Service in course – nuclear fuel	214,751	148,639
Actuarial assets	102,052	115,480
Funding – decommissioning	41,860	-
Collaterals and linked deposits	6,181	5,431
Other rights	16,763	15,732

	891,998	793,831

Investments	1,265	1,265

Property, plant and equipment
Cost excluding depreciation and amortization	6,575,602	6,468,583
(-) Obligations linked to the concession	(2,245)	(3,821)

	6,573,357	6,464,762

Intangible	27,916	20,282

	7,494,536	7,280,140

Total Assets	8,357,635	8,031,310

Marketletter – December 2008	Eletronuclear

(R$ thousand)

Liabilities and Stockholders’ Equityy	2008	2007
		reclassified

Current Liabilities
Suppliers	193,493	207,994
Taxes and social contributions	53,068	50,088
Debt charges	2,174	6,481
Loans and financing	63,661	177,987
Pension fund – debt	24,656	21,182
Dividends	28,804	27,946
Income participation	7,200	6,987
Payment-roll obligations	14,832	10,136
Provisions for 13th month wages and vacations	39,204	34,723
Other obligations	2,905	4,602

	429,997	548,126

Non-Current Liabilities
Loans and Financing	2,832,099	2,264,727
Taxes and social contributions	255,867	48,157
Liability for decommissioning	637,884	451,017
Adjustment of decommissioning value to present value	(371,716)	-
Pension fund – debt	102,052	115,480
Pension fund – actuarial provision	106,603	113,310
Provision for legal contingencies	45,106	34,910
Other obligations	6	6

	3,607,901	3,027,607

Stockholders’ Equityy
Up-dated accomplished capital	3,296,032	3,295,768
Capital reserves	903,064	903,064
Income reserves	120,641	120,641
Accrued income	-	135,840
Resources for capital increase	-	264

	4,319,737	4,455,577

Total Liabilities and Stockholders’ Equityy	8,357,635	8,031,310

Marketletter – December 2008	Eletronuclear

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Revenue
Supply of electric energy	1,569,817	1,355,885
Engineering services
Revenue from services rendered	211	229
Cost of services rendered	(209)	(173)

	2	56

Deductions to operating revenue
Taxes and contributions on sales	(57,423)	(49,533)
Global Reversion Reserve	(40,641)	(34,711)
	(98,064)	(84,244)

Net Operating Revenue	1,471,755	1,271,697

Cost of electric energy service
Personnel	239,738	208,802
Material	44,271	37,620
Raw materials – fuel consumption	239,142	185,980
Third party services	142,625	158,424
Depreciation and amortization	181,654	139,239
Quota for decommissioning	33,599	171,736
Charges on the use of electric grid	45,467	41,975
Other costs	22,226	42,916
	948,722	986,692

Gross operating income	523,033	285,005

Operating Expense
Personnel	55,428	46,513
Third party services	30,939	26,918
Depreciation and amortization	3,799	3,408
Supervision tax - ANEEL	6,453	5,966
Actuarial provision (reversion) – pension fund	(6,707)	5,312
Provision for legal contigencies (reversion)	11,587	(2,459)
Other operating expenses	34,821	19,691
	136,320	105,349

Result of service	386,713	179,656

Financial Revenue (Expense)
Debt charges	(315,992)	(278,344)
Financing result - surplus pension fund	(9,953)	136,661
Currency variations – loans and financing and debt	(61,100)	85,272
Currency variations – liability for decommissioning	(153,268)	77,323
Monetary variation – loans and financing and debt	(137,416)	(84,352)
Adjustment of the liability for decommissioning to present value	106,513	-
Others	(17,942)	10,158
	(589,158)	(53,282)
Other expenses	(330)	(507)

Operating Result	(202,775)	125,867

Social contribution	(20,990)	(321)
Income tax	(58,305)	(891)

Income before income participation	(282,070)	124,655

Income participation	-	(6,987)

Net income for the period	(282,070)	117,668

Net income per 1000 shares - R$	(22.89)	9.55

Marketletter – December 2008	Eletronuclear

Cash Flow for the period ended on December 31 (R$ thousand)

Operating Activities	2008	2007

Net income for the period	(282,070)	117,668

Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	185,452	142,647
* Property, plant and equipment discharges (residual value)	14,173	13,231
* Raw material consumption and stored material	284,331	224,519
* Monetary Variations – decommissioning	153,268	(77,323)
* Monetary Variations loans - Eletrobrás	186,097	(1,017)
* Monetary Variations debt - Fundação Real Grandeza	12,388	8,231
* Monetary Variations – suppliers and others	1,839	(6,955)
* Debt charges – loans Eletrobrás	308,195	268,205
* Debt charges – actuarial asset pension fund	7,797	8,262
* Financing result – actuarial assets pension fund	9,952	(136,661)
* Income participation	7,200	6,987
* Income tax expenses and social contribution deferred	79,295	-
* Liability for decommissioning	33,599	171,736
* Adjustment to present value of the decommissioning liability	(106,513)	-
* Other adjusted	27,291	17,061

	922,294	756,591

Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	(7,065)	(9,111)
* Stored materials	(389,034)	(309,151)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	(4,512)	144
* Decommissioning Fund	(31,902)	-
* Amortization of accounts to receive Furnas	1,135	7,338
* Other operating assets	(6,201)	(22,034)

	(437,579)	(332,814)

Variation – increase and (decrease) – in operating liabilities
* Suppliers	(16,374)	18,233
* Payment of Dividends	(30,407)	(7,232)
* Taxes (except Income tax and Social Contribution)	8,890	43,115
* Payment-roll obligations and vacation provision	9,177	9,511
* Participation in income and results	(6,987)	(1,784)
* Other operating liabilities	(1,697)	(1,193)

	(37,398)	60,650

Resources from operating activities	447,317	484,427

Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobrás	104,863	62,981
* Financing payments on a short-term basis:
Eletrobrás	(35,163)	(15,750)
Furnas	-	(62,813)
* Payment of debt charges to Furnas	-	(5,671)
* Payment of debt charges to Eletrobrás	(134,769)	(132,607)
* Payment to Fundação Real Grandeza	(30,103)	(27,367)

Resources from loans and financing activities	(95,172)	(181,227)

Investment Activities
* Acquisition of permanent assets	(296,337)	(322,335)

Resources applied in investment activities	(296,337)	(322,335)

- Cash and cash equivalent – beginning of period	63,919	83,054
- Cash and cash equivalent – end of period	119,727	63,919

Increase in cash and cash equivalent	55,808	(19,135)

Marketletter – December 2008	Eletronuclear

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

572.17	322.30	38.88%	25.34%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh	Energy generated - MWh

			4th qrt/08	2008

Angra I	657	3,224	1,096,631.5	3,515,485.9
AngraII	1,350	9,733	2,977,195.0	10,488,288.9

Energy sold

4th qrt/08		2008

R$ million	MWh	R$ million	MWh

438.87	3,737,691	1,569.81	12,851.578

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric	Quantity	Value	Quantity	Value
	Unit		R$ million		R$ million

Natural uranium	kg	90,896	72.1	310,058	239.1

Losses in generation

4th qrt/08	2008

3%	3%

Average tariff – R$/MWh

4th qrt/08	2008

117.42	122.15

Main investments – R$ million

Project	4th qrt/08	2008

Angra 1	38.6	164.8
Angra 2	10.8	19.7
Angra 3	29.8	72.3
Others	15.2	41.5
Total	94.4	298.3

Loans and Financing – R$ million

Creditor	Balance on 12/31/08	Due date	Currency

Eletrobrás	249.7	2015 <	EUR
Eletrobrás	2,648.2	2015 <	R$ .
TOTAL	2,897.9

Contract obligations on 12/31/08– R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	65.8	82.1	82.4	128.2	76.7	78.5	2,384.2

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

620	348	176	249	215	635	2,243

Department	Number of
employees

Field	1,998
Administrative	245

Complementary work force – 12/31/08

Contracted

13

Marketletter – December 2008	Eletrosul

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	7,942	6,230
Open-market transactions	407,846	226,063
Consumers, concessionaires and affiliates	76,845	68,688
Renegotiated energy credits	128,399	100,295
Debtors	14,299	8,404
Sale of property and services in course	19,574	22,755
Taxes to compensate	23,551	20,809
Stored materials	26,629	24,023
Other credits	47,935	11,588

	753,020	488,855

Non-current Assets
Renegotiated energy credits	547,831	526,551
Taxes to compensate	7,335	17,029
Deferred income tax and social contribution	57,929	69,153
Other credits	19,840	19,272

	632,935	632,005

Investments
Participation in related companies	323,090	238,795
Others	2,922	2,877

	326,012	241,672

Property, plant and equipment net
Substations	1,328,517	1,250,476
Transmission lines	610,417	578,902
Others	394,275	207,542

	2,333,209	2,036,920

Intangible net	1,558	1,780

	3,293,714	2,912,377

Total Assets	4,046,734	3,401,232

Marketletter – December 2008	Eletrosul

	(R$ thousand)

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities
Suppliers	62,057	100,909
Payment-roll	27,432	23,007
Loans and financing	104,919	18,232
Participation in income and results	22,713	19,358
Taxes and social contributions	70,981	49,267
Deferred income tax and social contribution	43,655	34,100
Dividends	136,109	46,978
Estimated obligations	66,594	46,766
Provisions for contingencies	53,508	30,674
Complementary security fund	10,118	10,461
Other liabilities	39,775	40,517

	637,861	420,269

Non-Current Liabilities
Loans and financing	614,812	245,771
Taxes and social contributions	188,652	206,894
Deferred income tax and social contribution	186,792	180,282
Provisions for contingencies	31,314	107,053
Complementary security fund	29,162	22,720
Other liabilities	3,992	14,492

	1,054,724	777,212

Stockholders’ Equityy
Social Capital	1,245,042	279,072
Capital Reserves	-	965,970
Income Reserves	1,014,531	795,727
Accumulated income	-	68,406

	2,259,573	2,109,175

Resources for capital increase	94,576	94,576

	2,354,149	2,203,751

Total Liabilities and Stockholders’ Equityy	4,046,734	3,401,232

Marketletter – December 2008	Eletrosul

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Revenue
Revenue from the service of electric energy transmission	680,211	582,671
Revenue from services rendered to third parties	22,018	13,931
Other revenues	4,491	4,202

	706,720	600,804

Deductions from Operating Revenue
Global Reversion Reserve	(17,370)	(14,686)
Social contribution - COFINS	(35,822)	(25,372)
Social contribution - PIS/PASEP	(7,772)	(5,502)
Service tax - ICMS/ISS	(668)	(429)
Research and development	(6,130)	(5,670)

	(67,762)	(51,659)

Net Operating Revenue	638,958	549,145

Cost of service

Cost of service of electric energy transmission	(251,163)	(234,879)

Personnel	(130,387)	(117,016)
Material	(7,462)	(6,772)
Third party services	(20,792)	(21,830)
Depreciation and amortization	(87,048)	(82,803)
Provision for credits of questionable liquidation	(1,372)	(645)
Others	(4,102)	(5,813)
Cost of service rendered to third parties	(15,858)	(4,581)
Personnel	(7,903)	(2,740)
Material	(856)	(149)
Third party services	(6,904)	(1,661)
Others	(195)	(31)

	(267,021)	(239,460)

Gross Operating Income	371,937	309,685

Operating Expense

Administrative and general expenses	(61,668)	(79,483)

Personnel	(82,671)	(75,659)
Material	(2,631)	(2,917)
Third party services	(19,238)	(19,485)
Depreciation and amortization	(3,022)	(3,589)
Supervision tax - ANEEL	(3,037)	(2,851)
Reversion/Provision for contingencies	63,928	32,471
Special retirement complement / actuarial liability	(50)	(3,959)
Others	(14,947)	(3,494)

Result of Service	310,269	230,202

Shareholding participation result
Equityy method	13,118	-

	13,118	-

Financial Revenue (Expense)
Income from financial applications	20,310	29,475
Income on renegotiated energy credits	140,463	117,685
Debt charges	(19,861)	(19,718)
Charges on taxes and social contributions	(28,039)	(29,012)
Others	(9,247)	3,314

	103,626	101,744

Operating Income before result of non-continuous activities	427,013	331,946

Other revenues	606	952
Other expenses	(5,809)	(17,460)
	(5,203)	(16,508)

Operating Income	421,810	315,438

Social Contribution	(35,257)	(26,841)
Income tax	(95,617)	(72,299)

Net Income before participation	290,936	216,298

Income participation	(22,686)	(19,358)

Net income for the period	268,250	196,940

Net income per share - R$	6.28	4.61

Marketletter – December 2008	Eletrosul

Cash Flow for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Activities
Net income for the period	268,250	196,940
Expenses (revenues) not affecting cash:
, Depreciation and amortization	90,070	86,392
. Regulatory liability	-	5,908
, Long-term monetary varitaion	(43,036)	(36,990)
, Long-term interest	(40,230)	(38,936)
, Equity method result	(13,118)	-
. Adjustment to present value	(1,183)	-
. Third party service revenue	-	(47)
, Losses in permanent assets	5,203	16,508
, Long-term tax credits to compensate	(27,060)	(23,887)
, Deferred income tax and social contribution	48,485	40,013
. Liability provision reversion	(93,846)	(53,464)
, Special retirement complement/ actuarial liability	8,354	3,959

Sub-total	201,889	196,396

Variations of current asset
, Consumers, concessionaires and affiliates	(8,157)	(3,843)
, Renegotiated energy credits	(28,104)	(19,174)
, Debtors	(5,895)	(3,278)
, Sale of assets and services in course	3,181	(8,403)
, Taxes to compensate	(2,742)	20,797
, Stored materials	(2,606)	(2,135)
, Other credits	(36,347)	(696)

Sub-total	(80,670)	(16,732)

Variations of current liability
, Suppliers	(38,852)	(8,018)
, Payment-roll	4,425	5,738
, Loans and financing	86,687	(67,024)
, Income participation	3,355	1,313
, Taxes and social contributions	21,714	4,245
, Deferred income tax and social contribution	9,555	6,519
, Dividend / Interest on own capital	89,131	(19,315)
, Estimated obligations	19,828	12,980
, Provisions for contingencies	22,834	16,773
, Complementary security fund	(343)	1,270
, Other liabilities	(742)	15,900

Sub-total	217,592	(29,619)

	338,811	150,045

Investments activities
Long-term assets	(15,561)	(13,992)
Investment	(64,301)	(71,637)
Property, plant and equipment	(413,685)	(294,821)

	(493,547)	(380,450)

Financing Activities
Financing obtained	400,982	203,840
Dividends	(136,108)	(46,978)
Non-current assets transferred to current	187,020	151,871
Sale of permanent assets	22,344	7,846
Non-current liabilities transferred to current	(136,007)	(92,106)
Contractual retention / Collateral given in guarantee	-	54

	338,231	224,527

Increase (decrease) in cash and cash equivalent	183,495	(5,878)

Cash and cash equivalent – beginning of period	232,293	238,171

Cash and cash equivalent – end of period	415,788	232,293

Marketletter – December 2008	Eletrosul

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

413.46	316.59	64.71%	57.65%

Market Data

Extension of transmission lines (km) – 12/31/08

				End of
Concession Area	Extension (km)	Tension	Operation	concession

Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sep/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
ITÁ - -NOVA SANTA RITA	314.8	525	Apr/06	7/7/2015
GRAVATA¥ --NOVA SANTA RITA	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL -Ivaiporã FURNAS	0.8	525	Sep/82	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015

Sub-Total 525 kV	2,586.5

Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sep/81	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sep/79	7/7/2015
Blumenau - Joinville	67.6	230	Apr/79	7/7/2015
Blumenau - Jorge Lacerda B	197.4	230	Jun/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015
Curitiba --Joinville	99.7	230	Nov/76	7/7/2015
Curitiba -Joinville	99.9	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	Nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	Sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda-Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda -Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda -Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) -Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) -Maringá	95.1	230	May/05	7/7/2015
Londrina -Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL -Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - -Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo -Nova Prata 2	199.1	230	Nov/92	7/7/2015
Passo Fundo -Xanxerê	79.3	230	May/75	7/7/2015

Marketletter – December 2008	Eletrosul

Passo Fundo -Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo -Passo Fundo 1	0.5	230	Mar/73	7/7/2015
Passo Fundo -Passo Fundo 2	0.5	230	May/73	7/7/2015
Salto Osório -Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório -Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório -Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis -Lajeado Grande	121.9	230	Sep/03	7/7/2015
Lajeado Grande -Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê --Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville --Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville -Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
LT 230 kV Atlântida 2/Gravataí 3	102.0	230	06/01	7/7/2015

Sub-Total 230 kV	4,757.1

Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - -Mimoso	108.3	138	Oct/83	7/7/2015
Campo Grande --Mimoso	108.3	138	Sep/83	7/7/2015
Campo Grande - -Mimoso	108.3	138	Sep/83	7/7/2015
Dourados das Nações - -Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - -Guaíra -	16.9	138	Oct/83	7/7/2015
Florianópolis - -Camboriú Morro do Boi	63.2	138	Feb/02	7/7/2015
Florianópolis - -Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - -Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - -Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - -Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - -Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - -Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - -Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - -Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - -Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - -Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - -Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - -Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - -Joiville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - -Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - -Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - -Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - -Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - -Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - -Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015

Sub-Total 230 kV	1,834.6

Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sep/94	7/7/2015

Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015

Sub-Total (132 e 69 kV)	68.7

Total Geral	9,246.90

Main investments - R$ million

Project	4th qrt/08	2008

Transmission

Expansion of South transmission system	56.5	208.5
Maintenance of electric energy transmission system	5.1	7.3

Generation

Installation of Hydro Complex São Bernardo	1.7	4.9
Installation of Hydro Complex São João	40.3	124.8
Installation of Hydro Plant Maua	26.2	43.4
Installation of Hydro Complex São Domingo	11.9	12.9
Installation of Hidro Complex Alto do Serra	1.8	1.9
Studies to increase the electric energy generation	0.2	2.0

Other	4.8	6.7

Total	148.5	412.4

Partnerships

Transmission – in operation

SPC/Conso rtium	Object	Participatio n %	Project Value R$ million	Partnership		In operation

				Partners	%	Yes	No

Marketletter – December 2008	Eletrosul

Ártemis	Linha de transmissão (S. Santiago-Ivaporã- Cascavel) - 525 kV com 476 km	46,5	310	Cymi Santa Rita	51 2,5	X X

Etau	Linha de transmissão (Campos Novos – Barra Grande – Lagoa Vermelha – Santa Marta)- 240 kV com 174 km	27,4	116	Alcoa C. Correa Cimentos DME Energética CEEE	42 10,6 10 10	X X X X

SC Energia	Linha de transmissão (Campos Novos - Blumenau) – 525 kV com 475 km	49	410	Schahin Engenharia Engevix	41 10	X X

Uirapuru	Linha de transmissão (Ivaiporã – Londrina) – 525 kV com 122 km	49	107	Cymi Holding SA	51	X

RS Energia	Linha de transmissão (Campos Novos - Pólo) – 525 kV com 274 km	49	184	Schahin Engenharia Engevix Engenharia	41 10	X X

Integração Norte Brasil	Linha de Transmissão Rio Madeira – 500/600 kV com 2.375 km	24,5	3.400	Eletronorte Abengoa Brasil Andrade Gutierrez	24,5 25,5 25,5

Generation

SPC/Consor tium	Object	Install Capacity	Guaranteed Energy MW	Participation %	Project Value R$ million	Partnership		Beginning of operation	Beginning of construction	End of consection

						Partners	%

ESBR	UHE JIRAU	3,300 MW	1975.3 MW	20	10,000	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013	2008	2043

Consórcio	UHE Mauá	362 MW	197.7MW	49	1,000	COPEL	51	2011	2008	2042

New Owner Investments -Gereration

Project	State	Investment	Instal	Assured	Beginning	Beginning	End of
	Venue	R$ million	Capacity	Energy	of the	of the	concession
			MW	MW	operation	construction

HPU P. São João	RS	310,0	77,0	39,0	2010	2007	2041
HPU São Domingos	MS	227,0	48,0	36,9	2012		2037
PCH Barra do Rio Chapéu	SC	84,0	15,0	8,61	2010	2008	2034

New Owner Investments – Transmission

Project	Tension /	State	Investment	Extension	Beginning of the	End of
	Power	Venue	R$ million	of the lines	operation	concession
				KM

TL Biguaçu – Palhoça	230kV	SC	14.9	17	18/10/2008	18/06/2015
Secc. TL J Lacerda B - Blumenau	230kV	SC	10.1	25	24/11/2008	18/06/2015
Secc. TL Florianópolis - C Morro do Boi	138kV	SC	2.8	3,5	07/12/2008	18/06/2015
					13/12/2008
SE Biguaçu	150MVA	SC	46.2		ATF6 – 07/12/2008	18/06/2015
					29/12/2008
TL Biguaçu – Desterro	230kV	SC	46.6	40	29/12/2008	18/06/2015
SE Desterro	150MVA	SC	33.6	-	29/12/2008	18/06/2015
SE Biguaçu - Extension A	150MVA	SC	7.2	-	13/12/2008	18/06/2015
TL Caxias - Caxias 5	230kV	RS	10.8	25	Anticipated – 30/04/2009	18/06/2015
SE Caxias - Extension C	230MVA	RS	2.9	-	Anticipated – 30/04/2009	18/06/2015
SE Caxias 5 - Extension B	230MVA	RS	3.8	-	Anticipated – 30/04/2009	18/06/2015
SE Joinville Norte	300MVA	SC	49.4	-	Anticipated 22/03/2009	18/06/2015
TL Blumenau – Joinville	230kV	SC	3.7	12	Anticipated 28/02/2009	18/06/2015
TL Curitiba – Joinville	230kV	SC/PR	1.4	1	Anticipated 28/02/2009	18/06/2015

Marketletter – December 2008	Eletrosul

SE Jorge Lacerda A - Extension I	83MVA	SC	14.8	-	Anticipated 20/01/2009	18/06/2015
SE Nova Santa Rita - Extension C	150MVA	RS	10.3	-	Anticipated 12/08/2009	18/06/2015
TL Presidente Médici - Santa Cruz 1	230kV	RS	53.4	236,3	Anticipated 17/09/2009	18/06/2015
SE Xanxerê - Extension G	100MVA	SC	15.4	-	Anticipated 18/09/2010	18/06/2015
SE Farroupilha - Extension E	230MVA	RS	2.6	-	Anticipated 18/07/2010	18/06/2015
SE Siderópolis - Extension J	230MVA	SC	7.8	-	Anticipated 16/02/2011	18/06/2015

Loans and Financing – R$ million

Creditor	Balance on 12/31/08	Due date	Currency

Eletrobrás	537	30/06/2021	nacional
BB - BNDES	130	15/07/2026	nacional

Contract obligations on 12/31/08– R$ million

Loans and Financing	2009	2010	2011	2012	2013	After 2013

	52	67	69	67	58	354

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total

434	181	84	378	110	396	1,583

Department	Number of employees

Field	1,059
Administrative	524

Complementary work force – 12/31/08

Other (*)

06

(*) Employees from other companies of the Eletrobrás System

Marketletter – December 2008	CGTEE

Balance Sheet for the period ended on December 31 (R$ thousand)
Assets

	2008	2007

Current Assets
Cash and banks	2,182	2,006
Open-market applications	21,673	81,056
Open-market applications - tied	14,500	15,000
Concessionaires	23,188	16,839
(-) Provision for credits of questionable liquidation	(171)	(776)
Taxes to recover	8,230	29,209
Acquisition of fuel to be recovered - Energy development account - CDE	3,854	9,951
Stored materials	35,112	28,565
Expenses paid in advance	1,727	1,965
Other credits	1,223	970

	111,518	184,785

Non-Current Assets
Concessionaires	-	732
Taxes to recover	4,915	5,217
Deposits linked to legal suits	5,961	5,264

	10,876	11,213

Permanent
Property, plant and equipment
In service - net	197,752	309,756
In course	726,861	176,578

	924,613	486,334

Intangibles
In service – net	4,236	5,398
In course	-	36,045

	4,236	41,443

	928,849	527,777

Total Assets	1,051,243	723,775

Marketletter – December 2008	CGTEE

(R$ thousand)

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities
Suppliers	86,869	51,094
Payment-roll	4,149	3,489
Taxes and social contributions	7,582	6,539
Consumer charges to be collected	2,514	1,272
Estimated obligations	7,424	2,884
Provision for early retirement	1,050	1,601
Provision for contingencies	10,033	4,504
Provision for research and development	3,477	2,717
Others	499	888

	123,597	74,988

Non-Current Liabilities
Debt charges	7,811	-
Loans and financing	566,327	-
Provision for early retirement	1,288	2,334
Provision for actuarial liabilities	2,214	4,245

	577,640	6,579

Stockholders’ Equityy
Social Capital	868,721	868,721
Shares held in treasury	(91)	(91)
Capital Reserves	4,436	4,436
Accrued losses	(523,060)	(230,858)

	350,006	642,208

Total Liabilities and Stockholders’ Equityy	1,051,243	723,775

Marketletter – December 2008	CGTEE

Statement of Income for the period ended on December 31 (R$ thousand)

Gross Operating Revenue	2008	2007

Supply of electric energy	195,228	140,487
Other operating revenues	30	14

	195,258	140,501

Deductions to Operating Revenue
Consumer charges	(7,222)	(4,708)
PIS/PASEP/CPFINS	(11,830)	(4,671)

	(19,052)	(9,379)

Net Operating Revenue	176,206	131,122

Cost of service of electric energy
Electric energy purchased for resale	(192,464)	(54,170)
Charges on the use of electric grid	(8,341)	(6,893)

	(200,805)	(61,063)

Operating cost
Personnel	(49,009)	(36,636)
Pension fund	(2,897)	(2,692)
Material	(13,636)	(13,752)
Raw material for production of electric energy	(93,843)	(101,627)
(-) Expense recovery – fuel subvention	89,625	97,178
Third party services	(30,002)	(25,104)
Depreciation and amortization	(43,947)	(45,806)
Other expenses	(4,585)	(920)

	(148,294)	(129,359)

Gross operating result	(172,893)	(59,300)

Administrative expenses
General and administrative expenses	(29,355)	(29,442)

Result of service	(202,248)	(88,742)

Other expenses and revenues	(92,190)	235

Financing revenues (expenses)
Financing revenues
Income from financial applications	5,625	17,221
Interest and penalty	1,855	3,560
Other financial revenues	-	91

	7,480	20,872

Expense revenue
Debt charges	(4,714)	-
CPMF	(27)	(1,138)
Other financial expenses	(503)	(376)

	(5,244)	(1,514)

Operating Result	(292,202)	(69,149)

Loss for the period	(292,202)	(69,149)

Loss per 1,000 shares - R$	(0.259)	(0.061)

Marketletter – December 2008	CGTEE

Cash Flow for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Activities

Net income (loss) for the period	(292,202)	(69,149)

Costs (revenue) which do not affect cash
Depreciation and amortization	45,955	47,646
Cost of discharge of permanent assets	248	330
Provision for credits of questionable liquidation	-	386
Provision for credits of questionable liquidation - reversion	(605)	-
Provision for early retirement	16	425
Provision for research and development	1,459	798
Provision for contingencies	(5,809)	2,131
Provision CVM 371	2,052	(2,735)
Provision for asset adjustment of values to the recovered	92,771	-
Provision – energy purchase	18,204	1,962
Provision – energy sale		(348)
Fines recovered	-	(13)
Provision – Income participation	3,841	-
Provision for contribution to pension fund	(1,643)	-

	(135,713)	(18,567)

Variations of current and non-current assets
Open-market applications - tied	500	(15,000)
Concessionaires	(7,259)	7,313
Taxes to recover	21,281	4,413
Acquisition of fuel to recover - Fuel consumption account - CCC and
Energy development account - CDE	6,097	(594)
Stored materials	(6,547)	(9,986)
Expenses paid in advance	238	261
Deposits linked to legal suits	(697)	(510)
Others	(253)	(134)

	13,360	(14,237)

Variations of current and non-current liabilities
Suppliers	35,775	28,209
Payment-roll	660	411
Taxes and social contributions	1,043	(1,157)
Income participation	-	(4,590)
Consumer charges to collect	1,242	(137)
Estimated obligations	699	313
Provision for early retirement	(1,581)	(2,094)
Provision for contingencies	115	-
Provision Research and development	(699)	(2,026)
Others	(389)	(285)

	36,865	18,644

Operating generation of cash	(85,488)	(14,160)

Investment Activities
Acquisition of permanent assets in course	(539,496)	(136,702)

Net cash applied in investment	(539,496)	(136,702)

Financing Activitives
Loans and financing obtained	659,215	-
Financing payable	(97,143)	-
Debt charges	3,705	-

Net cash resulting from financing	565,777	-

Total of cash effects	(59,207)	(150,862)
Initial cash balance (Availabilities and financial applications)	83,062	233,924
Final cash balance (Availabilities and financial applications)	23,855	83,062

Marketletter – December 2008	CGTEE

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

(156.29)	(41.10)	(88.70%)	(31.34%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning of operation	End of concession

			th 4 qrt/08	2008

P. Médici (Candiota)	446	251,500	180,998.230	926,079.145	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12,600	10,923.483	42,713.879	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100		1,330.454	02/1968	07/07/2015

Electric energy purchased for resale

	4th qrt/08	2008

MWh	395,760.701	1,380,224.778
R$ million	38	179

Electric energy purchased to cover the penalty relating to the insufficient energy/guarantees

	4th qrt/08	2008

MWh	0	8,556000
R$ million	0	1

Energy sold

	4th qrt/08		2008

Sale	R$ million	MWh	R$ million	MWh

Through auction and initial contracts	51	544,141.364	194	2,.125,728.138
Through free market agreements or bilateral contracts			1	1,607.155

Total	51	544,141.364	195	2,127,333.293

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Coal	Ton	263,749.141	11	1,221,677.335	46
Fuel Oil	kg	6,053.457	7	23,718.560	28

Losses in generation – MW / %

4th qrt/08	2008

7,314.130	44,635.253
3.81%	4.60%

Average tariff – R$/MWh

4th qrt/08	2008

94.37	91.77

Main investments - R$ million

Project	4th qrt/08	2008

Generation

Maintenance of electric energy generation system	8	21
Installation of Thermal Power Unit Candiota III	192	500
Enviromental adjustment	-	4
Adjustment for overhauling Presidente Médici Thermal Unit	4	15

Others

Real Estate	-	-
Maintenance of equipment/vehicles/furniture	-	-
Maintenance of info assets	-	-

Total	205	540

Loans and financing – R$ million

Creditor	Balance in 12/31/08	Due data	Currency

Marketletter – December 2008	CGTEE

ELETROBRÁS	566	20/12/2021	US$

ELETROBRÁS	69,169.00	20/06/2016	USD

Contract obligations on 12/31/08 – R$ million

Loans and	2009	2010	2011	2012	2013	After 2013

Financing	-	46	46	46	46	382

Energy Purchase	2008	2009	2010	2011	2012	2013	Após 2013

Agreement – R$ million	195	211	591	598	570	500	4,437

Energy Sale	2008	2009	2010	2011	2012	2013	Após 2013

Agreement – R$ million	192	-	-	-	-	-	-

Number of employees – on 12/31/08

Employees	Directors	Attachés

497	3	9

Composition of employees by tenure (years)

Up to 5	11 to 15	16 to 20	21 to 25	over25	Total

116	32	8	279	62	497

Department	Number of employees

Field	405
Administrative	92

Complementary work force – on 12/31/08

Contracted	Quantity

Drivers	14
Security Services	136
Janitorial and receptionist services	66

Total	216

Marketletter – December 2008	Eletropar

Balance Sheet for the period ended on December 31 (R$ thousand)

	2008	2007

Assets
Current Assets
Financial Application	26,488	14,578
Cash and banks	23	772

	26,511	15,350

Receivables
Eletronet	59,145	59,145
Granting companies	13,674	13,674
Eletrobrás	-	-
Receivables – Dividends/ Interest on own capital	1,063	2,387

	73,882	75,206

Taxes and Social Contributions to compensate	6,521	6,534
Other credits	119	119

	107,033	97,209

Non-current assets
Notes and bonds	1	1

	1	1

Investments
In electric energy company
Acquisition cost	88,063	88,063
Spread over share subscription	5,586	5,586

	93,649	93,649

Property, plant and equipment	187	171
(-) Accumulated depreciation	(140)	(129)

	47	42

	93,696	93,691

TOTAL ASSETS	200,730	190,901

Marketletter – December 2008	Eletropar

	2008	2007

LIABILITIES AND STOCKHOLDERS EQUITYY
CURRENT LIABILITIES
Payable account	59,592	59,592
Loans - Eletrobrás	-	3,259
Advance Payments - Contract 1166/99	11,096	8,618
Dividends	10,131
Shareholders reverse stock split	689	701
Other payable accounts	435	460
Tax obligations	166	160
Other provisions	16	40
Other labor obligation	17	16

	82,142	72,846

NON-CURRENT LIABILITIES
Obligations with grantors of infrastructura and cables	1	1

	1	1

STOCKHOLDERS EQUITYY
Social Capital	55,769	113,790
Advance Payment for Capital Increase	62,285	62,285
Income (Losses)	533
Income (losses) during the year	0	(58,021)

	118,587	118,054

TOTAL LIABILITIES AND STOCKHOLDERS EQUITYY	200,730	190,901

Marketletter – December 2008	Eletropar

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Revenues
Dividends	11,104	15,594
Interest on own capital	3,018	3,495

	14,122	19,089

Operating Expenses
Personnel	1,037	910
Board of Director remuneration	736	716
Board of Executive Directors remuneration	171	184
Materials and Products	88	74
Traveling expenses, transportation, training	86	40
Third party services	390	457
Publicity	219	378
Taxes and contributions	967	432
Rent, Condominium Installments and Municipal Taxes	62	76
Others	62	244
Recovery of expenses	-	(36)

	3,818	3,475

OPERATING RESULT	10,304	15,614

FINANCIAL REVENUES	2,380	1,931
FINANCIAL EXPENSES	1,952	1,322
Other expenses	(12)	-

Result before Taxes and contribution	10,720	16,223

Taxes and contributions provision	56	126

FINAL RESULT	10,664	16,097

Net income per share	R$ 1.0264	R$ 1.5491

Marketletter – December 2008	Results from Distribution Companies

The table below represents the main indices of the distribution companies in the fourth quarter.

The distribution company Boa Vista Energia, integral subsidiary of Eletronorte, is shown with that company.

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Manaus	991.49	810.29	395.02	(528.22)	198.85	(601.71)	500.91	(441.88)	50.52%	(54.53%)
Ceron	494.80	444.39	4.73	(4.28)	(50.16)	(54.36)	27.77	18.52	5.61%	4.17%
Eletroacre	154.40	152.55	10.62	14.57	0.15	4.09	22.21	23.46	14.39%	15.38%
Ceal	637.32	536.70	104.26	24.07	39.49	(22.70)	132.53	48.55	20.79%	9.05%
Cepisa	548.81	472.25	44.55	2.37	(98.74)	(81.20)	67.11	22.82	12.23%	4.83%

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equityy Ratio		Net Profit Margin (3)		Return on Equityy		Ebitda / Share

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Manaus	0.752	0.420	0.639	0.462	0.798	0.774	3.961	3.419	0.201	(0.743)	0.264	(1.084)	(0.049419)	(0.021343)
Ceal	1.265	0.968	0.748	0.667	0.837	0.876	5.119	7.063	0.062	(0.042)	0.298	(0.262)	0.137408	0.119662
Cepisa	0.990	0.803	0.378	0.375	1.398	1.326	(3.512)	(4.065)	(0.180)	(0.172)	0.381	0.434	0.000870	0.000168
Ceron	1.546	1.289	0.606	0.551	1.077	1.077	(14.045)	(14.045)	(0.122)	(0.122)	1.334	1.334	0.000029	0.000024
Eletroacre	1.336	1.478	0.877	0.864	0.595	0.607	1.471	1.544	0.001	0.027	0.002	0.054	0.000442	0.000356

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

Marketletter – December 2008	Manaus Energia

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007
		reclassified

Current Assets
Cash and banks	24,318	18,871
Open-market applications	49,408	642
Consumers and concessionaires	442,121	344,178
Provision for credits of questionable liquidation	(160,028)	(146,959)
Debtors	44,974	29,742
Stored materials	67,577	24,077
Regulatrory assets	222,933	149
Expenses paid in advance	1,529	936
Deposits linked to legal suits	207	-
Other credits	10,587	2,334

	703,626	273,970

Non-Current Assets
Associated, Subsidiaries, Holding co,	513	2,695
Taxes and social contributions to compensate	1,162,523	578,345
Deposits linked to legal suits	32,873	15,517
Debtors	8,888	6,520

	1,204,797	603,077

Investment	7,670	1,407
Property, plant and equipment	1,817,916	1,566,947
Intangible	6,507	7,700

	1,832,093	1,576,054

Total Assets	3,740,516	2,453,101

Marketletter – December 2008	Manaus Energia

Liabilities and Stockholders’ Equityy	2008	2007
		reclassified

Current Liabilities
Suppliers	392,176	380,267
Payment-roll	3,946	3,172
Debt charges	873	89
Loans and Financing	228,125	72,935
Regulatory taxes	7,690	4,891
Taxes and social contributions	42,829	29,085
Estimated obligations	18,930	7,145
Provisions for Contingencies	123,495	73,703
Regulatory liabilities	12,516	49,447
Other payable accounts	105,059	31,691

	935,639	652,425

Non-Current Liabilities
Loans and financing	1,039,142	604,498
Fuel consumption account - CCC	804,189	641,053
Taxes and social contributions	8,095	-
Installments	199,481	-

	2,050,907	1,245,551

Stockholders’ Equityy
Social Capital	2,381,558	2,381,558
Accumulated losses	(1,627,588)	(1,826,433)

	753,970	555,125

Total Liabilities and Stockholders’ Equityy	3,740,516	2,453,101

Marketletter – December 2008	Manaus Energia

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007
		reclassified

Operating Revenue
Supply of electric energy	743,267	955,023
Gross supply of electric energy	435,581	122,395
Revenue of use of electric grid	181,001	67,990
Other operating revenues	10,812	6,769

	1,370,661	1,152,177

Deductions to Operating Revenue
ICMS	(287,421)	(264,593)
PIS/PASEP	(831)	-
COFINS	(3,668)	-
Global Reversion Reserve	(30,305)	(24,309)
Charge Fuel consumption account - CCC	(47,046)	(44,145)
Charge Research and Development and Energy Efficiency Project	(9,902)	(8,840)

	(379,173)	(341,887)

Net Operating Revenue	991,488	810,290

Cost of electric energy service

Cost with energy
Electric energy purchased for resale	(502,745)	(745,556)

	(502,745)	(745,556)

Operating cost
Personnel	(128,648)	(64,358)
Material	(18,361)	(9,801)
Third party services	(43,494)	(44,684)
Fuel for production of electric energy	(1,495,178)	(927,521)
Expense recuperation – Fuel purchased	1,191,968	783,676
Expense recuperation – sundry	743,654	15,590
Depreciation and amortization	(91,898)	(72,777)
Rentals	(43,760)	(235)
Others expenses	(30,485)	(18,399)

	83,798	(338,509)

	(418,947)	(1,084,065)

Gross operating income (losses)	572,541	(273,775)

Operating expenses
Purchases expenses	(18,252)	(81,752)
Administrative and general expenses	(148,322)	(105,923)
Other operating expenses	(10,951)	(66,774)

	(177,525)	(254,449)

Result of Service	395,016	(528,224)

Financial Revenue (Expense)
Arrears on energy sold	16,814	14,939
Monetary variation – asset	12,940	5,604
Monetary variation – liability	(41,598)	(6,541)
Debt charges	(100,075)	(47,060)
Others	(50,639)	(40,691)

	(162,558)	(73,749)

Operating Result	232,458	(601,973)

Other revenues (expenses)	(28,207)	267

Income before Social contribution and tax	204,251	(601,706)

Provision for social contribution	(1,431)	-

Provision for tax	(3,975)	-

Net Income for the period	198,845

Income per share – R$	0.11	(0.34)

Marketletter – December 2008	Manaus Energia

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

500.91	(441.88)	50.52%	(54.53%)

Market Data

Energy generated

Plant	Installed Capacity - MVA	Energy generated – MWh		Beginning operation	End of concession

		4th qrt/08	2008

Parintins	26.6	20,954	76,801	23/12/1965	Undefined
Itacoatiara	34.3	12,250	47,443	3/9/1966	Undefined
Manacapuru	17.7	22,679	83,419	28/1/1967	Undefined
Barreirinha	2.9	1,908	7,041	13/6/1967	Undefined
Coari	21.6	15,107	57,500	29/9/1967	Undefined
Maués	10.9	7,014	25,518	13/12/1967	Undefined
Humaitá	8.9	8,260	31,259	22/7/1968	Undefined
Urucará	5.5	2,498	9,434	17/6/1968	Undefined
Benjamin Constant	7.3	3,985	14,731	25/8/1968	Undefined
Tefé	19.2	13,559	50,334	30/8/1968	Undefined
Manicoré	6.5	5,181	19,502	15/5/1969	Undefined
Autazes	3.6	3,658	14,061	20/6/1969	Undefined
Codajás	6.7	3,381	12,832	19/9/1969	Undefined
Eirunepé	10	4,172	15,677	26/9/1969	Undefined
Nova Olinda do Norte	5.9	3,701	13,444	15/10/1969	Undefined
Atalaia do Norte	1.5	1,020	4,131	4/3/1970	Undefined
Barcelos	4	2,757	10,860	21/7/1970	Undefined
Lábrea	6.9	4,709	18,474	17/8/1970	Undefined
São Paulo de Olivença	3.7	1,768	6,646	5/1/1971	Undefined
Santo Antônio do Içá	3.1	2,354	8,802	6/1/1971	Undefined
Carauari	6.4	3,579	13,937	7/1/1971	Undefined
Fonte Boa	4.4	2,932	10,848	7/1/1971	Undefined
Boca do Acre	7.9	5,827	21,424	22/2/1971	Undefined
São Gabriel da Cachoeira	10.8	5,812	21,889	11/3/1971	Undefined
Itapiranga	3.1	1,434	5,541	12/10/1971	Undefined
Anori	3.5	1,998	7,756	13/10/1971	Undefined
Silves	2.6	994	3,705	13/10/1971	Undefined
Augusto Montenegro	0.4	98	386	13/10/1971	Undefined
Nhamundá	3	1,860	6,764	6/11/1971	Undefined
Tabatinga	15.3	11,125	41,913	6/11/1971	Undefined
Novo Aripuanã	4.5	2,940	11,494	1/6/1972	Undefined
Borba	7	3,561	13,692	1/5/1972	Undefined
Santa Isabel do Rio Negro	2.2	1,338	4,971	26/10/1972	Undefined
Jutaí	3.2	2,225	8,129	1/5/1972	Undefined
Novo Airão	4	2,263	8,415	8/7/1973	Undefined
Ipixuna	2.7	1,070	4,069	25/7/1973	Undefined
Envira	3.9	1,707	6,416	31/8/1973	Undefined
Cucuí	0.6	179	650	15/10/1973	Undefined
Japurá	0.2	73	285	25/10/1973	Undefined
Maraã	2.3	1,255	4,847	25/10/1973	Undefined
Juruá	2	922	3,330	23/10/1973	Undefined
Tapauá	3.8	2,314	8,853	15/12/1973	Undefined
Canutama	2.1	1,157	4,399	18/12/1973	Undefined
Pauini	2.4	1,218	4,714	09/09/1974	Undefined
Careiro	2.1	1,445	5,037	11/09/1974	Undefined
Amaturá	1	777	2,957	4/11/1974	Undefined
Estirão do Equador	0.4	113	505	20/12/1974	Undefined
Palmeiras	0.4	86	347	23/12/1974	Undefined
Ipiranga	0.4	128	506	1/1/1975	Undefined
Vila Bittencourt	0.4	147	555	24/12/1974	Undefined
Iauaretê	0.9	284	1,099	1/4/1975	Undefined
São Sebastião do Uatumã	2.3	1,364	5,103	1/4/1975	Undefined
Tonantins	2.4	1,503	5,822	1/4/1975	Undefined
Alvarães	2.2	1,320	4,969	5/5/1975	Undefined
Beruri	2.2	1,903	6,880	24/12/1975	Undefined
Caapiranga	1.8	945	3,775	20/1/1975	Undefined
Uarini	2.1	1,150	4,401	4/2/1976	Undefined
Urucurituba	4	1,350	5,167	20/1/1976	Undefined
Pedras	0.5	193	717	15/8/1976	Undefined
Anamã	1.7	949	3,528	1/1/1976	Undefined
Itamarati	2.2	791	3,094	20/02/1976	Undefined
Castanho	12.1	6,350	22,489	20/12/1979	Undefined

Marketletter – December 2008	Manaus Energia

Rio Preto da Eva	2.4	2,745	10,330	10/6/2004	Undefined
Limoeiro	2.1	669	2,661	12/11/1982	Undefined
Boa Vista do Ramos	3	1,434	5,528	11/3/1986	Undefined
Manaquiri	1.8	1,457	5,465	29/6/1984	Undefined
Caviana	0.4	167	608	14/7/1986	Undefined
Campinas	0.4	132	496	15/7/1986	Undefined
Caiambé	0.5	256	850	2/8/1986	Undefined
Murituba	0.2	72	294	4/8/1986	Undefined
Apuí	5.4	2,874	11,377	25/9/1986	Undefined
Mocambo	0.9	235	782	6/3/1987	Undefined
Belém do Solimões	0.7	246	1,024	12/3/1987	Undefined
Itapeaçú	0.9	262	930	6/3/1987	Undefined
Caborí	0.8	195	730	2/9/1992	Undefined
Cametá	0.6	236	914	28/9/1992	Undefined
Sacambú	0.4	163	659	23/12/1992	Undefined
Novo Remanso	1.7	1,326	4,771	16/8/1998	Undefined
Tuiué	0.7	147	556	5/9/1998	Undefined
Jacaré	0.4	181	659	23/8/1998	Undefined
Novo Céu	0.9	596	2,278	26/08/1998	Undefined
Zé Açu	0.2	77	295	24/9/1998	Undefined
Vila Amazônia	0.7	220	834	24/9/1998	Undefined
Axinim	0.4	232	966	1/10/1998	Undefined
Vila Urucurituba	0.4	100	384	15/5/1999	Undefined
Arara	0.2	100	405	14/4/2000	Undefined
Feijoal	0.7	148	632	18/2/2000	Undefined
Lindoia	0.5	408	1,556	1/7/2002	Undefined
Moura	0.7	98	389	14/04/2004	Undefined
Betânia	0.2	149	612	17/07/2006	Undefined
Vila de Matupí	0.9	651	2,459	10/08/2006	Undefined
Santa Rita Well	0.9	226	823	26/11/2006	Undefined
Parauá	0.1	139	479	13/09/2003	Undefined
UHE Balbina	250	392,116	1,580,993	09/01/1989	Undefined
UTE Aparecida	192	113,970	404,611	13/02/1984	Undefined
UTE Mauá	467.6	432,069	1,536,061	05/07/1973	Undefined
UTE Electron(*)	120	-	-	12/06/2005	Undefined

UT CO**	17.6	3,926	6257	13/08/2008	Undefined

UT AS**	41.6	11,663	18,815	11/0/2008	Undefined

UT FO**	14.4	662	2,282	16/08/2008	Undefined

Total	1,478.50	1,189,938	4,433,052

* Unit belongs to Eletronorte.

Electric energy purchased for resale

	4th qrt/08	2008

MWh	675,179	2,710,319
R$ million	191.7	502.7

Energy sold

Description	4th qrt/08		2008

	MWh	R$ million	MWh	R$ million

Residencial	100.6	294,705	349.3	1,055,902
Industrial	141.6	425,118	511.3	1,652,444
Commercial	81.1	209,671	287.6	765,723
Rural	1.7	7,884	3.4	24,084
Government	38.2	106,363	126.2	358,318
Public Lighting	5.4	27,194	18.7	97,194
Public Service	21.4	46,377	53.1	166,598

Total	390.0	1,117,313	1,349.6	4,120,263

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Óil	Thousands liters	345,312	486	1,344,993	1,495

Losses - %

Capital

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

1.37	36.7	1.8	36.2

Marketletter – December 2008	Manaus Energia

INTERIOR

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

8.7	30.0	8.7	30.9

GLOBAL (Capital + Interior)*

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

2.5	36.3	2.9	35.8

* Value calculated by market size

Extension transmission line – 12/31/2008

Transmission System – Systematic Control of the TL’s of the Amazonas System

Item	Line	Tension level Kv	Extension Km	Date of energization

1	MNSJ-LT4-01	69.0	7.337	4-fev-01
2	MNMU-LT4-01	69.0	11.932	13-out-91
3	MNDI-LT4-01	69.0	4.684	13-out-91
4	MNDI-LT4-02	69.0	4.684	11-nov-06
5	MNVO-LT4-01	69.0	1.160	13-out-91
6	MNVO-LT4-02	69.0	1.160	13-out-91
7	MNCC-LT4-01	69.0	5.796	26-jul-92
8	MNSG-LT4-01	69.0	6.418	28-set-97
9	MNSG-LT4-02	69.0	7.230	12-out-97
10	MNFL-LT4-01	69.0	4.438	11-fev-89
11	MNFL-LT4-02	69.0	4.494	18-nov-01
12	MNFL-LT4-03	69.0	4.842	2-dez-07
13	MNCD-LT4-01	69.0	7.463	1-jan-96
14	MNSO-LT4-01	69.0	9.516	19-mar-05
15	FLPN-LT4-01	69.0	5.993	2-dez-07
16	FLPN-LT4-02	69.0	5.993	2-dez-07
17	ADPN-LT4-01	69.0	8.663	15-jul-83
18	ADSG-LT4-01	69.0	3.788	2-fev-97
19	ADCC-LT4-01	69.0	3.994	23-mar-05
20	ADEP-LI4-01	69.0	0.153	23-nov-99
21	MUDI-LT4-01	69.0	7.637	30-abr-77
22	MUDI-LT4-02	69.0	5.541	12-abr-99
23	MUDD-LT4-01	69.0	4.122	29-nov-97
24	MUDD-LT4-02	69.0	4.107	7-mar-04
25	MUCC-LT4-01	69.0	9.388	6-fev-05
26	MUCD-LT4-01	69.0	17.194	20-ago-06
27	MUMG-LT4-01	69.0	0.533	22-fev-04
28	MUEP-LI4-01	69.0	0.200	7-mar-04
29	MGSJ-LT4-01	69.0	8.882	9-mar-04
30	MGCE-LI4-01	69.0	6.058	9-jul-04
31	MUMG-LT4-02	69.0	0.226	29-fev-04
32	ETMU-LT4-01	69.0	0.358	1-jan-81
33	DICE-LT4-01	69.0	2.065	17-mar-96
34	DDCC-LT4-01	69.0	7.428	29-nov-97
35	SGCC-LT4-01	69.0	4.005	2-fev-97
36	SOSV-LT4-01	69.0	5.326	19-mar-05
37	PSIB-LI4-01	69.0	18.048	17-jun-06

Item	Line	Tension level Kv	Extension Km	Date of energization

1	BACR-LT6-01	230.0	158.513	6-nov-06

2	MNCR-LT6-01	230.0	22.704	6-nov-06
3	RTFG-LI6-01	230.0	0.129	13-set-98
4	BAMN-LT6-02	230.0	180.344	9-mai-89
5	BABA-LT6-01	230.0	0.590	20-fev-89
6	BABA-LT6-02	230,0	0,635	15-mar-89
7	BABA-LT6-03	230.0	0.635	24-abr-89
8	BABA-LT6-04	230.0	0.680	13-set-89
9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

CAPITAL

4th qrt/08	2008

16.98	54.02

Marketletter – December 2008	Manaus Energia

INTERIOR

4th qrt/08	2008

21.71	90.00

GLOBAL (Capital + Interior)

4th qrt/08	2008

18.53	65.88

FEC – Frequency of interruptions – Number of outages

CAPITAL

4th qrt/08	2008

8.15	29.26

INTERIOR

4th qrt/08	2008

23.73	95.42

GLOBAL (Capital + Interior)

4th qrt/08	2008

13.28	51.07

TMA – Average response time – in minutes

CAPITAL

4th qrt/08	2008

362.64	281.24

INTERIOR

4th qrt/08	2008

8.75	35.05

GLOBAL (Capital + Interior)

4th qrt/08	2008

303.99	236.62

Main investments - R$ million

Project	4th qrt/08	2008

Distribution	110.2	114.6
Generation	65.5	116.2
Others	0.3	1.1

Total	176.0	231.9

Loans and Financing – R$ million

Creditor	12/31/08	Due date	Currency

Eletrobrás	730	2020	REAL

Eletronorte	538	2014	REAL

Contract obligations on 12/31/08– R$ million

Loans and Financing	2009	2010	2011	2012	2013	After 2013

	229	168	188	165	154	364

Energy Purchase Agreement R$	2008	2009	2010	2011	2012	2013	2014	2015

	733,375,858.02	845,408,195.28	863,557,272.82	886,226,209.53	890,985,215.89	912,376,702.12	938,124,945.76	965,098,805.79

Default – more than 120 days – on 12/31/08

Class	R$ million

Industrial	34,449,158
Residential	93,682,623
Commercial	28,427,098
Other	31,935,160

Total	188,494,039

Number of employees – 12/31/08

Marketletter – December 2008	Manaus Energia

Composition of employees by tenure (years)

Company	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

MESA	742	1	13	47	232	128	1,163

CEAM	160	188	252	245	191	87	1,123

Department	Number of employees

	MESA	Ext-CEAM	TOTAL

Field	1,029	1,037	2,066

Administrative	134	86	220

TOTAL	1,163	1,123	2,286

Complementary work force – 12/31/08

Contracted	Other	Commissioned Officer	TOTAL

2,004	23	4	2,031

Marketletter – December 2008	Ceron

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007
		reclassified

Current Assets
Cash and banks	5,376	9,015
Open-market applications	2,906	3,108
Consumers	161,597	146,484
(-) Provision for credits of questionable liquidation	(71,873)	(62,882)
Electric energy credits in installments	24,804	24,567
Services in course	10,300	2,850
Taxes to compensate	14,653	9,787
Stored materials	7,972	7,487
Compensation account of the variation of values of items of Part “A” - CVA
	22,219	-
Expenses paid in advance	2,368	3,667
Sales/Expenses to be reimbursed	874	3,366
Other credits	5,129	7,839

	186,325	155,288

Non-Current Assets
Consumers	12,067	16,255
Light for all	77,725	87,698
Electric energy credits in installments	9,487	18,019
Collaterals and linked deposits	6,634	5,539
Credits to recover	9,758	15,211
Goods for sale	14,049	16,056
Expenses paid in advance	2,121	1,450

Other credits	131,841	160,228

Investments	1,836	1,825
Property, plant and equipment - net	244,582	214,195
Deferred	-	83

	378,259	376,331

Total Assets	564,584	531,619

Marketletter – December 2008	Ceron

(R$ thousand)

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities
Suppliers	63,357	44,620
Pay-roll	1,193	1,329
Debt charges	1,262	1,009
Taxes and social contributions	17,586	17,172
Loans and financing	65,133	21,707
Estimated obligations	5,150	4,608
Compensation account of the variation of values of items of Part “A” - CVA	-	5,656
Fuel consumption account - CCC – Diesel Oil refund	18,285	-
Regulatory taxes	25,719	20,808
Others	14,012	3,573

	211,697	120,482

Non-Current Liabilities
Suppliers	4,668	-
Loans and financing	383,630	354,588
Provision for Contingencies	10,208	15,840
Fuel consumption account - CCC - resources	36,571	46,656
Taxes and social contributions	3,992	9,520
Regulatory taxes	19,943	25,286

	459,012	451,890

Stockholders’ Equityy
Social Capital	362,732	362,732
Capital Reserves	47,790	47,358
Accrued losses	(1,235,334)	(1,167,416)

	(824,812)	(757,326)

Resources for capital increase	718,687	716,573

	(106,125)	(40,753)

Total Liabilities and Stockholders’ Equityy	564,584	531,619

Marketletter – December 2008	Ceron

Statement of Income for the period ended on December 31 (R$ thousand)

Gross Operating Revenue	2008	2007

Supply of eletcric energy	674,095	636,765
Other Revenues	5,408	5,030

	679,503	641,795

Deduction to Operating Revenue
ICMS	(105,594)	(99,592)
Social contribution - COFINS	(52,479)	(53,602)
Social contribution - PIS/ PASEP	(11,396)	(11,629)
Global Reversion Reserve	(3,759)	(4,240)
Service tax - ISS	(79)	(115)
Consumer charge - Energy Efficiency Project - PEE	(2,508)	(1,696)
Consumer charge –Research and Development	(2,578)	(2,866)
Fuel consumption account - CCC	(6,308)	(23,667)

	(184,701)	(197,407)

Net Operating Revenue	494,802	444,388

Cost of electric energy service
Cost with energy

Electric energy purchased for resale	(292,484)	(263,531)

Cost of operation
Personnel	(14,402)	(14,920)
Material	(1,730)	(4,167)
Fuel for the production of energy	(19,284)	774
Third party services	(29,249)	(24,927)
Depreciation and amortization	(19,676)	(19,346)
Others	(1,447)	(3,194)

	(85,788)	(65,780)

Gross income	116,530	115,077

Operating expenses
Sales expenses	(54,384)	(57,774)
General and administrative expenses	(57,414)	(61,578)

	(111,798)	(119,352)

Service result	4,732	(4,275)

Other results
Other revenues	9,228	1,815
Other expenses	(2,702)	(3,308)

	6,526	(1,493)

Financing revenues (expenses)
Financing application income	260	842
Penalty increase of sold energy	20,529	8,851
Debt charges	(48,554)	(44,012)
Net monetary variation	(20,593)	(17,396)
Other	(13,058)	3,121
Financing result	(61,416)	(48,594)

Loss for the period	(50,158)	(54,362)

Loss per thousand share (R$)	(0.07857)	(0.08515)

Marketletter – December 2008	Ceron

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

27.77	18.52	5.61%	4.17%

Market Data

Energy generated

Plant	Installed Capacity - MW	Energy generated - MWh		Operation Beginning	End of concession

		4th qrt/08	2008

Rio Vermelho – Hidráulica	3.20	4,437	16,858	01/1987	-

Térmicas	34.05	6,641	27,386	11/1993	12/2008

Electric energy purchased for resale

	4th qrt/08	2008

MWh	680,669	2,592,154
R$ million	71.97	292.48

Energy sold

	4th qrt/08		2008

Distribution	R$ million	MWh	R$ million	MWh

State utilities	8.47	31,465	32.22	120,770
Industrial	24.79	75,208	98.50	300,797
Residential	73.49	168,581	266.98	619,770
Commercial	45.21	106,044	164.53	387,880
Other	29.32	85,784	106.16	313,437

Total	181.28	467,082	668.39	1,742,654

Fuel for production of electric energy

		4th qrt/08			2008

Type	Metric unit	Quantity	Value R$ million	Quantity	Value R$ million

Diesel	m3	19,864	41.49	74,952	150.72

Average Losses - %

4th qrt/08	2008

32.09	33.54

DEC- Duration of interruptions - in hours

4th qrt/08	2008

11.08	37.87

FEC – Frequency of interruptions – Number of outages

4th qrt/08	2008

14.37	46.76

TMA – Average response time – in minutes

4th qrt/08	2008

71.97	65.73

Extension of distribution lines (km) – 12/31/08

				Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total

122	59	523	6,895	23,236	30,835

Average tariff – R$/MWh

4th qrt/08	2008

323.35	319.37

Main investments - R$ million

Project	4th qrt/08	2008

Marketletter – December 2008	Ceron

Distribution

Expansion of the Transmission System	6.7	13.3
Maintenance	8.9	20.8
Citizens’ Energy – Light for All	15.1	42.3

Others	2.1	5.8

Total	32.7	82.2

Loans and Financing – R$ million

Creditor	Balance on 12/31/08	Due date	Currency

Eletrobrás	448.77	2,021	Real

Contract obligations on 12/31/08– R$ million

Loans and Financing	2009	2010	2011	2012	2013	After 2013

	65.13	68.54	68.68	53.13	50.92	142.37

Energy Purchase Agreement	2008	2009	2010	2011	2012	2013	After 2013

R$ million	329.35	352.60	376.98	391.64	403.92	417.93	2,334.35

NWh	2,623,209	2,808,458	3,002,595	3,119,338	3,217,132	3,328,766	18,592,741

* Calculation as per average tariff of R$ 125,55175

Default – more than 120 days – on 12/31/08

Class	R$ million

Industrial	7.60
Residential	7.33
Commercial	5.28
Other	65.39

Total	82.60

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

271	2	50	106	234	90	753

Department	Number of employees

Field	367
Administrative	386

Complementary work force – 12/31/08

Contracted	Other

1.028	07

Marketletter – December 2008	Eletroacre

Balance Sheet for the period ended on December 31 (R$ thousand)

Assets	2008	2007

Current Assets	75.846	73.166

Cash and banks	5,886	10,314
Open-market applications	4,768	6,323
Cash under way	1,216	825
Consumers	64,725	57,948
Provision for credits of questionable liquidation	(26,861)	(17,707)
Income to receive	910	574
Taxes to recover	2,797	1,574
Sales of assets and rights	1,734	1,467
Acquisition of fuel on account of Fuel consumption account - CCC	5,304	5,929
Low-income social tariff	703	625
Stored materials	2,411	1,855
Expenses paid in advance	7,277	0
Other credits	4,976	3,439

Non-Current Assets	125,286	121,156

Long-term assets	29,204	28,695

Taxes to recover	1,252	1,553
Affiliates, controlled and holding co’s	21,323	21,323
Credits to receive	3,022	3,022
Provision for credits of questionable liquidation	(3,022)	(3,022)
Notes and Bonds	103	103
Legal deposits	6,062	5,252
Sales of assets and rights	204	204
Other credits	260	260

Investments	838	838

Property, plant and equipment	93,568	89,224

Intangible	1,676	2,399

Total Assets	201,132	194,322

Marketletter – December 2008	Eletroacre

(R$ thousand)

Liabilities and Stockholders’ Equityy	2008	2007

Current Liabilities	56,762	49,501

Suppliers	21,267	23,195
Taxes and social contributions	7,545	4,619
Loans and financing	8,790	7,538
Estimated obligations	1,028	1,202
Regulatory Charges	713	431
F.N.D.C.T	406	453
M.M.E	203	242
Research and Development	2,566	2,005
Energy Efficiency Project - PEE	6,531	3,644
Public lighting taxes collected	2,609	1,583
Provisions for contingencies	4,393	3,992
Other	711	597

Non-Current Liabilities	62,984	68,433

Loans and financing	30,212	35,687
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Other	55	29

Stockholders’ Equityy	81,386	76,388

Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Resources for capital increase	143,320	138,474
Accumulated Results	(130,801)	(130,953)

Total Liabilities and Stockholders’ Equityy	201,132	194,322

Marketletter – December 2008	Eletroacre

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Revenue	230,801	232,320

Supply of electric energy	208,178	210,992
Supply of electric energy	1,215	1,013
Availability of the transmission and distribution system	14,814	13,901
Other revenues	6,594	6,414

Deductions to Operating Revenue	(76,399)	(79,774)

ICMS tax	(46,716)	(47,131)
Social contribution - COFINS	(17,630)	(17,657)
Social contribution - PASEP-PIS	(3,828)	(3,833)
Global Reversion Reserve	(1,273)	(1,269)
Energy Efficiency Project - PEE	(1,950)	(3,484)
Fuel consumption account - CCC	(4,253)	(3,760)
Research and Development	(749)	(2,640)

Net Operating Revenue	154,402	152,546

Cost of electric energy service	(110,146)	(105,490)

Cost with energy	(75,612)	(75,513)
Electric energy purchased for resale	(75,612)	(75,513)
Cost of operation	(34,534)	(29,977)
Personnel	(2,283)	(2,969)
Material	(301)	(348)
Third party services	(8,577)	(6,046)
Fuel for production of electric energy	(88,692)	(94,690)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energy development account - CDE	79,785	86,136
Depreciation/Amortization	(11,588)	(8,889)
Credit losses of ICMS	(2,257)	(2,390)
Others	(621)	(781)

Operating Income	44,256	47,056

Operating Expenses	(33,632)	(32,484)
Expenses with sales	(23,366)	(17,918)
Administrative and general expenses	(10,266)	(14,566)

Result of Service	10,624	14,572

Financial Revenues (Expenses)	(8,204)	(9,568)

Penalties on contracts of purchased energy	845	562
Income from financial applications	1,428	735
Arrears on energy sold	523	821
Debt charges	(3,280)	(4,547)
Monetary variations	(5,792)	(5,462)
Others	(1,928)	(1,677)

Operating Result	2,420	5,004

Other revenues	479	345

Other Expenses	(829)	(477)

Result before income tax and social contribution	2,070	4,872

Provision for Social contribution on income	(1,918)	(779)

Net income for the period	152	4,093

Net income per share - R$	0.00	0.08

Marketletter – December 2008	Eletroacre

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

22.21	23.46	14.39%	15.38%

Market Data

Electric energy purchased for resale

	4th tri/08	2008

MWh	395.2	970
R$ million	19	81

Energy sold

	4th qrt/08		2008

Distribution	R$ million	MWh	R$ million	MWh

State utilities	9.7	33,996	35.1	127,077
Industrial	2.7	8,326	10.3	32,480
Residential	20.4	69,594	72.5	251,802
Commercial	10.7	33,719	38.7	123,952
Other	2.0	12,407	7.3	48,799

Total	45.5	158,043	163.9	584,109

Fuel for production of electric energy

		4th qrt/08		2008

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Diesel	Litres	10,518,669	21	44,326,096	88

Losses - %

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

8.8	16.75	8.8	17.39

DEC- Duration of interruptions - in hours

4th qrt/08	2008

4.08	15.14

FEC – Frequency of interruptions – Number of outages

4th qrt/08	2008

4.32	19.67

TMA – Average response time – in minutes

4th qrt/08	2008

78.96	74.39

Extension of distribution lines (km)

4th qrt/08	2008

8.02	21.9

Average tariff – R$/MWh

4th qrt/08	2008

294.53	288.20

Main investments - R$ million

Project	4th qrt/08	2008

Distribution	51.79	88.17

Installation of urban distribution system	42.43	71.80
Luz para todos (Light for All)	4.34	6.87
Maintenance of energy distribution system	-	-
Maintenance of isolated system	5.02	9.51

Other	0.28	0.52

Marketletter – December 2008	Eletroacre

Maintenance of assets and property	-	-
Maintenance of vehicles and turbinery	0.20	0.40
Maintenance of info assets	0.07	0.12

Total	52.06	88.70

Loans and Financing – R$ million

Creditor	Balance on 12/31/08	Due date	Currency

Eletrobrás	41	APÓS 2013	R$

Contracts obligations – 12/31/08 – R$ millions

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financings	19	10					19

Loans and	2008	2009	2010	2011	2012

Financing	16.4	17.0	17.7	18.4	19.2

Default – more than 120 days – on 12/31/08

Class	R$ million

Industrial	0.41
Residential	5.84
Commercial	2.27
Other	23.57

Total	32.08

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

65	0	0	38	47	86	236

Department	Number of employees

Field	100
Administrative	136

Complementary work force – 12/31/08

Contracted	Other (*)

501	01

(*) Employees from others companies of the Eletrobrás System

Marketletter – December 2008	Ceal

Balance Sheet for the period ended on December 31 (R$ thousand)

	2008	2007
		reclassified

Assets
Current Assets
Cash and banks	12,192	8,240
Open-market applications	3,731	4,981
Consumers and concessionaires	370,781	363,622
Social tariff for low-income consumers	10,504	7,885
Debtors	2,792	2,637
(-) Provision for credits of questionable liquidation	(121,364)	(135,215)
Other credits	7,823	5,582
Taxes and social contributions to compensate	788	7,000
Stored materials	3,913	4,639
Program for reduction of electric energy consumption	4,499	4,508
Tariff charges	1,448	1,470
Free energy	8,986	8,986
Regulatory assets	48,371	20,174

	354,464	304,509

Non-Current Assets
Consumers	119,210	48,508
Taxes and social contributions to compensate	3,424	3,586
(-) Provision for credits of questionable liquidation	(3,405)	-
Collaterals and tied deposits	24,615	43,549
Regulatory assets	8,017	5,989
Others	1,430	1,430

	153,291	103,062

Investments	168	168
Property, plant and equipment	303,502	287,074
Intangible	414	1,502
Deferred	-	1,183

	457,375	392,989

Total Assets	811,839	697,498

Marketletter – December 2008	Ceal

(R$ thousand)

Liabilities	2008	2007
		reclassified

Current Liabilities
Suppliers	65,055	65,495
Payment-roll	4,582	4,416
Taxes and social contributions	71,264	71,189
Loans and financing	52,078	68,978
Provision for vacations and social charges	8,873	6,121
Provision for contingencies	30,455	30,810
Regulatory taxes	3,130	2,277
Social tariff for low-income consumers	625	674
Program for the reduction of electric energy consumption	2,417	2,428
Tariff charges	1,104	1,095
Program for energy efficiency	8,561	21,414
Regulatory liabilities	9,638	12,838
Others	22,534	26,904

	280,316	314,639

Non-Current Liabilities
Taxes and social contributions	18,934	25,378
Program for energy efficiency	19,112	-
Loans and financing	340,200	267,099
Others	20,600	3,879

	398,846	296,356

Stockholders’ Equityy
Social Capital	218,393	218,393
Accrued losses	(321,550)	(360,001)

	(103,157)	(141,608)

Resources for capital increase	235,834	228,111

	132,677	86,503

Total Liabilities	811,839	697,498

Marketletter – December 2008	Ceal

Statement of Income for the period ended on December 31 (R$ thousand)

	2008	2007

Operating Revenue
Supply and gross supply of electric energy	669,538	571,128
Social tariff for low-income consumers	53,576	44,108
Electric grid availability revenue	142,656	144,579
Other revenues	6,908	5,257

	872,678	765,072

Deductions to Operating Revenue
ICMS tax on sale of electric energy	(157,523)	(142,122)
Social contribution - COFINS	(41,549)	(38,208)
Social contribution - PASEP	(9,061)	(8,487)
Global Reversion Reserve	(3,204)	(4,353)
Consumer charge - Energy Efficiency Project - PEE	(3,163)	(2,280)
Consumer charge - Energy development account - CDE	(4,518)	(3,437)
Consumer charge - Fuel consumption account - CCC	(14,008)	(25,591)
Consumer charge –Research and Development	(2,262)	(3,858)
Others	(75)	(32)

	(235,363)	(228,368)

Net Operating Revenue	637,315	536,704

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(250,352)	(229,140)
Charge on the use of transmission grid	(36,440)	(26,310)

	(286,792)	(255,450)

Cost of operation
Personnel	(73,825)	(67,880)
Material	(4,411)	(5,407)
Third party services	(21,435)	(22,837)
Depreciation and amortization	(28,266)	(24,482)
Others	(2,811)	(3,778)

	(130,748)	(124,384)

Total cost services rendered	(417,540)	(379,834)

Gross Income	219,775	156,870

Operating Expenses
Expenses with sales	(27,510)	(96,328)
Administrative and general expenses	(88,003)	(36,474)

	(115,513)	(132,802)

Result of Service	104,262	24,068

Other Revenues (Expenses)	(2,331)	(2,136)
Operating Result	101,931	21,932

Financial Revenues (Expenses)	(53,947)	(42,782)
Result before taxes	47,984	(20,850)
Provision for social contribution on net income	(2,366)	(620)
Provision for income tax	(6,131)	(1,234)

Net income (loss) for the period	39,487	(22,704)

Net income (loss) per share – R$	0.1118	(0.0643)

Marketletter – December 2008	Ceal

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

132.53	48.55	20.79%	9.05%

Market Data

Electric energy purchased for resale

	4th qrt/08	2008

MWh	936,481	3,406,072
R$ million	73	254

Energy sold

	4th qrt/08		2008

Distribution	R$ million	MWh	R$ million	MWh

Industrial	25	90,126	94	381,483
Residential	94	202,703	337	808,170
Commercial	57	119,604	199	464,755
Rural	14	58,659	37	172,830
Government	13	31,617	47	122,374
Public ilumination	9	32,724	31	131,407
Public service	10	40,571	37	160,803

Total	222	576,004	782	2,241,822

Losses - %

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

8.73	29.97	8.73	21.27

DEC- Duration of interruptions - in hours

4th qrt/08	2008

5.3748	19.6115

FEC – Frequency of interruptions – Number of outages

4th qrt/08	2008

4,0208	15,3183

TMA – Average response time – in minutes

4th qrt/08	2008

124	113

Average tariff – R$/MWh

4th qrt/08	2008

295,97	275,55

Main investments - R$ million

Project	4th qrt/08	2008

Distribution	56	88

Citizen energy	22	54
Northeastern region energy	13	34

Other	-	1

Total	35	89

Loans and Financing – R$ million

Creditor	Balance on 09/30/08	Due date	Currency

Eletrobrás	343	2019	Real
Faceal	36	2015	Real
BMB	1	2010	Real
BNDES	1	2013	Real
BIC Bank	5	2010	Real
B. Brasil	5	2008	Real
Lloyds Bank	1	2024	dólar

Marketletter – December 2008	Ceal

Contract obligations on 12/31/08 – R$ million

Loans and Financing	4th qrt/08	2008	2009	2010	2011	2012	2013	After 2013

Local currency	391	52	95	93	26	25	28	72

Foreign currency	1	-	-	-	-	-	-	1

Energy Purchase Agreement MWh	2008	2009	2010	2011	2012	2013	After 2013

	3,404,170	3,559,661	3,630,451	3,669,372	3,853,249	3,905,450	9,521,350

R$ thousand	247,892	284,435	295,199	301,215	322,257	331,789	1,030,615

Average purchase tariff-Contracts	72.82	79.91	81.31	82.09	83.63	84.44	88.66

Default – more than 90 days – on 12/31/08

Class	R$ million

Industrial	58
Residential	54
Commercial	32
Rural	27
Government	19
Public ilumination	16
Public service	73

Total	279

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

348	-	-	165	244	469	1,226

Department	Number of employees

Field	652
Administrative	545

Marketletter – December 2008	Cepisa

Balance Sheet for the period ended on December, 31 (R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	11,310	16,652
Open-market applications	21,439	8,056
Consumers	334,109	417,654
(-)Provision for credits of questionable liquidation	(165,950)	(264,099)
Electric energy credits in installments	53,756	29,635
Taxes to compensate	9,511	19,566
Stored materials	6,854	5,512
Expenses paid in advance	697	776
Low-income consumption – subsidies to receive	21,486	7,867
Other credits	3,179	5,968

	296,390	247,587

Non-Current Assets
Electric energy credits in installments	2,753	4,230
Emergency program for reduction of electric energy consumption	178	177
Taxes to compensate	3,538	-
Legal deposits	40,725	33,481
Others	127	127

	47,321	38,015

Investments	146	146
Property, plant and equipment	302,716	287,282
Intangible	4,063	1,017

	306,925	288,445

	354,246	326,460

Total Assets	650,637	574,047

Marketletter – December 2008	Cepisa

(R$ thousand)

Liabilities and Stockholders Equityy	2008	2007

Current Liabilities
Suppliers	79,703	66,086
Payment-roll	5,088	4,829
Debt charges	55	1,554
Taxes and contributions	26,936	24,844
Loans and financing	90,253	134,485
Estimated obligations	9,327	8,923
Regulatory taxes	29,530	25,100
Private security fund	7,360	8,542
Excepcional installments - Paex	16,543	3,774
Provision for contingencies	22,927	26,457
Other obligations	11,594	3,825

	299,316	308,419

Non-Current Liabilities
Suppliers	19,614	16,668
Loans and financing	493,605	352,244
Private security fund	95,508	82,073
Other obligations	1,568	1,938

	610,295	452,923

Uncovered Liability
Social Capital	375,023	375,023
Capital Reserves	31,536	27,273
Accumulated losses	(1,159,903)	(1,060,327)
	(753,344)	(658,031)
Resources for capital increase	494,369	470,736

	(258,975)	(187,295)

Total Liabilities and Stockholders Equityy	650,637	574,047

Marketletter – December 2008	Cepisa

Statement of Income for the period ended on December 31 (R$ thousand)

Operating Revenue	2008	2007

Supply of electric energy	776,593	686,909
Use of grid and short-term energy	29,737	22,879
Other revenues	8,018	7,538

	814,347	717,326

Deductions to Operating Revenue
Service tax - ICMS	(162,553)	(150,667)
Social contribution - COFINS	(60,545)	(54,517)
Social contribution - PIS/PASEP	(13,222)	(11,411)
Regulatory assets	-	(3,317)
Global Reversion Reserve	(3,859)	(4,126)
Consumer charge - PEE	(2,776)	(1,973)
Consumer charge - R&D	(2,776)	(3,252)
Fuel consumption account - CCC	(16,891)	(12,726)
Energy development account – CDE and others	(2,912)	(3,092)

	(265,534)	(245,081)

Net Operating Revenue	548,813	472,245

Cost with electric energy
Cost with electric energy	(250,904)	(225,385)
Cost with operation	(96,668)	(76,668)

	(347,572)	(302,053)

Gross Operating Result	201,241	170,192

Operating Expenses
Expenses with sales	(108,701)	(140,502)
Administrative and general expenses	(47,991)	(27,321)

	(156,692)	(167,823)

Service result	44,549	2,369

Other results
Other revenues	1,588	3,165
Other expenses	(434)	(3,659)
	1,154	(494)
Financial Revenues (Expenses)
Income from financial applications	2,733	1,800
Arrears – energy sold	7,871	9,893
Debt charges	(74,500)	(50,405)
Debt monetary variation	(79,584)	(19,688)
Other	(960)	(24,672)

Financing result	(144,439)	(83,072)

Loss for the period	(98,736)	(81,197)

Loss per 1.000 shares	R$ (3.77)	R$ (3.10)

Marketletter – December 2008	Cepisa

R$ million

EBITDA		Margin EBITDA

2008	2007	2008	2007

67.11	22.82	12.23%	4.83%

Market Data

Electric energy purchased for resale

	4th qrt/08	2008

MWh	862,014.006	3,110,208.971
R$ million	65.818	228.803

Energy sold

	4th qrt/08		2008

Distribution	R$ million	MWh	R$ million	MWh

State utilities	27.875	102,706	100.300	380,143
Industrial	13.467	63,512	49.765	234,281
Residential	81.674	210,850	276.833	754,338
Commercial	34.515	103,183	122.679	368,874
Other	6.115	27,697	18.485	82,638

Total	163.646	507,948	568.062	1,820,274

Losses - %

4th qrt/08		2008

Technical	Commercial	Technical	Commercial

14.7	21.80	14.17	21.97

DEC- Duration of interruptions - in hours

4th qrt/08	2008

14.56	51.54

FEC – Frequency of interruptions – Number of outages

4th qrt/08	2008

10.16	36.35

TMA – Average response time – in minutes

4th qrt/08	2008

159	141

Extension of distribution lines (km) – 12/31/08

Voltage (kV)

13.8	34.5	69.0

141.0	2,345.9	2,034.1

Extension of distribution grid (km) – 12/31/08

AT + BT urban	AT + BT rural

12,493	26,715

Average tariff – R$/MWh

4th qrt/08	2008

322.17	312.08

Main Investments - R$ million

Project	4rd qrt/08	2008

Distribution	22.79768	70.652174
Others	4.81667	19.052296

Total	27.61435	89.704470

Loans and Financing – R$ million

Creditor	Balance on	Due date	Currency

Marketletter – December 2008	Cepisa

	12/31/08

ELETROBRÁS	432.97	2017	IGPM/FINEL

B.B-renegotiation	4.09	2014	IGPM

CHESF	135.13	2009	IGPM

B.B-MORGAN	11.66	2024	DÓLAR

Contract obligations on 12/31/08

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financing– R$ million	84.45	76.47	94.63	59.78	47.92	64.18	156.42

Energy Purcahse	2008	2009	2010	2011	2012	2013	After 2013
Agreement

MWh	3,110,207	3,365,314	3,614,419	4,081,723	4,564,964	3,302,113	40,140,743

R$ million	228.802	261.868	293.255	353.446	473.470	422.175	4,163.333

Default – more than 120 days – on 12/31/08

Class	R$ million

Industrial	24.54
Residential	12.57
Commercial	13.79
Other	116.88

Total	167.78

Number of employees – 12/31/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

138	1	2	93	327	659	1,220

Department	Number of employees

Field	580
Administrative	640

Complementary work force – 12/31/08

Outsourced	Other (*)

1.810	2

(*) Employees from others companies of the Eletrobrás System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.